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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

VIROPHARMA INCORPORATED
(Name of Subject Company)

VIROPHARMA INCORPORATED
(Name of Person Filing Statement)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

J. Peter Wolf
Vice President, General Counsel and Secretary
730 Stockton Drive
Exton, Pennsylvania 19341
(610) 458-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Michael P. Rogan Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	George R. Bason, Jr. William J. Chudd Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)   Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is ViroPharma Incorporated, a Delaware corporation ("ViroPharma" or the "Company"). The Company's principal executive offices are located at 730 Stockton Drive, Exton, Pennsylvania 19341. The Company's telephone number at this address is (610) 458-7300.

(b)   Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.002 per share (the "Common Stock" or the "Shares"). As of November 21, 2013, there were 66,060,314 Shares outstanding.

Item 2.    Identity and Background of Filing Person

(a)   Name and Address.

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information" above. The Company's website address is www.viropharma.com. The information on the Company's website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

(b)   Tender Offer and Merger.

        This Schedule 14D-9 relates to the cash tender offer by Venus Newco, Inc. ("Purchaser"), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited ("SPHIL"), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc ("Shire"), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the "Schedule TO"), filed with the Securities and Exchange Commission (the "SEC") on November 25, 2013, by Purchaser and SPHIL. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, SPHIL, Purchaser, and, solely for the limited purposes set forth therein, Shire. A summary of the Merger Agreement is contained in Section 13 in the Offer to Purchase and is hereby incorporated herein by reference. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser and further provides that, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement (and in no event later than three (3) business days following satisfaction or waiver of such conditions), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of SPHIL (the "Merger"). Assuming the requirements of section 251(h) of the General Corporation Law of the State of Delaware ("DGCL") are satisfied, no stockholder vote will be required to consummate the Merger. ViroPharma does not expect there to be a significant period of time between the consummation of the

Offer and the consummation of the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Merger Effective Time"), each Share outstanding immediately prior to the Merger Effective Time (other than Shares owned by SPHIL, Purchaser or the Company or any of its subsidiaries, and Shares owned by stockholders who have properly exercised any available rights of appraisal under section 262 of the DGCL) will be converted into the right to receive $50.00 per Share (or any greater per Share price paid in the Offer) net to the seller in cash, without interest, and less any required withholding taxes.

        The Offer is initially scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 26, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the related Letter of Transmittal.

        The Offer to Purchase states that SPHIL's principal executive office is located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland, and its telephone number at that address is +353 1 429 7700. The Offer to Purchase states that Purchaser's principal executive office is located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland, and its telephone number at that address is +353 1 429 7700.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Schedule 14D-9 or in the Information Statement attached as Annex A to this Schedule 14D-9 (the "Information Statement") and incorporated herein by reference, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between ViroPharma or any of its affiliates, on the one hand, and (i) ViroPharma or any of its executive officers, directors or affiliates or (ii) SPHIL, Purchaser, Shire or any of their respective executive officers, directors or affiliates, on the other hand.

        Any information contained in the Information Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)   Relationship with SPHIL and Purchaser.

        In connection with the Offer and the Merger, SPHIL, Purchaser, Shire and the Company entered into the Merger Agreement and the Company and SPHIL entered into a Confidentiality Agreement dated as of June 20, 2013 (the "Confidentiality Agreement").

The Merger Agreement.

        The summary of the material terms of the Merger Agreement set forth in Section 13 in the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 in the Offer to Purchase are incorporated herein by reference. The summary description has been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Shire, SPHIL, Purchaser, ViroPharma or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Shire's or ViroPharma's stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Shire, SPHIL, Purchaser, ViroPharma or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Shire and ViroPharma publicly file with the SEC. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Schedule 14D-9 not misleading.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Representation on the Board.

        The Merger Agreement provides that upon Purchaser's acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (the "Offer Closing"), and all times thereafter, subject to compliance with section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, SPHIL will have the right (but not the obligation) to designate the number of directors, rounded up to the next whole number, to the ViroPharma Board of Directors (the "Board") that equals the product of (i) the total number of directors on the Board (giving effect to the election or the appointment of any additional directors pursuant to such right) and (ii) the percentage that the number of Shares beneficially owned by SPHIL and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, provided, however, that in the event that SPHIL's designees are appointed or elected to the Board, until the Merger Effective Time, the Board will have at least three (3) members of the Board who were members of the Board on the date of the Merger Agreement and who are "independent directors" under The NASDAQ Stock Market LLC ("NASDAQ") Marketplace rules ("Continuing Directors"). The Company is required under the Merger Agreement to cause SPHIL's designees to be elected or appointed to the Board, including by increasing the size of the Board, filling vacancies of newly created directorship on the Board and obtaining the resignations of incumbent directors, provided, that prior to the Merger Effective Time, the Board will always have at least three (3) Continuing Directors. Upon SPHIL's request and subject to applicable law and NASDAQ Marketplace rules, the Company will also cause the directors designated by SPHIL to serve on and constitute the number of members, rounded to the next whole number, on each committee of the Board (except for any committee established to take action with respect to the subject matter of the Merger Agreement) and the board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

        Following the election or appointment of SPHIL's designees and until the Merger Effective Time, the approval of a majority of the Continuing Directors then in office will be required to authorize the Company to consent:

  •
  to amend or terminate the Merger Agreement;

  •
  to waive any of the Company's rights or remedies under the Merger Agreement;

  •
  to extend the time for the performance of any of the obligations or other acts of SPHIL or Purchaser;

  •
  to amend the certification of incorporation or the bylaws of the Company;

  •
  to authorize any agreement between the Company and any of its subsidiaries, on the one hand, and SPHIL, Purchaser or any of their affiliates (other than the Company and its subsidiaries) on the other hand; or

  •
  to make any other consent by the Company with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

        For more information see "Section 13—The Transaction Documents—The Merger Agreement—Directors" in the Offer to Purchase.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by SPHIL pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

        The summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Confidentiality Agreement.

        As a condition to being furnished Proprietary Information (as defined in the Confidentiality Agreement), SPHIL agreed, subject to certain exceptions, that for a period of three (3) years from the date of the Confidentiality Agreement, it would, and would use commercially reasonable measures to cause its representatives to, keep such Proprietary Information confidential and use it solely for the purpose of considering, evaluating, negotiating and/or implementing a possible transaction with, acquisition of or business combination with the Company. The Confidentiality Agreement also includes a standstill provision that is subject to certain exceptions. For more information, see "Section 13—The Transaction Documents—The Confidentiality Agreement" in the Offer to Purchase.

        The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(b)   Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and directors may be deemed to have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as discussed below in "Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation."

        For purposes of the information contained in this section, "All Other Executive Officers (as a group)" refers collectively to Thomas F. Doyle, Clayton Fletcher, Peter Wolf and John J. Kirby.

Treatment of Outstanding Shares Owned by Executive Officers and Directors of the Company.

        The Company's executive officers and directors who tender the Shares they own in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares. As of November 19, 2013, the executive officers and directors of the Company owned an aggregate of 568,352 Shares, excluding Shares issuable upon the exercise of stock options and the settlement of performance share units and restricted stock units. If the executive officers and directors of the Company were to tender all of the 568,352 Shares owned by them as of November 19, 2013 in the Offer and those shares were accepted for payment and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $28,417,600 in cash, assuming that the price paid per Share in the Offer is $50.00.

        If the executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, their Shares will represent the right to receive the merger consideration on the same terms and conditions as the other stockholders of the Company, and the executive officers and directors would receive an aggregate of approximately $28,417,600 in cash, assuming that the applicable amount payable per Share in connection with the closing of the Merger is $50.00.

        The following table summarizes, as of November 19, 2013, the number of Shares owned by the executive officers and directors of the Company (excluding Shares issuable upon the exercise of stock options and the settlement of performance share units and restricted stock units), and the cash consideration that each of them may become entitled to receive in respect of those Shares in connection with the Offer or the Merger.

	No. of Shares Owned (#)	Value of Shares Owned ($)
Named Executive Officers
Vincent J. Milano	114,346	5,717,300
Charles A. Rowland	37,009	1,850,450
Colin Broom	32,056	1,602,800
Daniel Soland	71,958	3,597,900
Robert Pietrusko	7,855	392,750
All Other Executive Officers (as a group)	53,185	2,659,250
Directors
Paul A. Brooke	119,000	5,950,000
William D. Claypool	49,000	2,450,000
Robert J. Glaser	45,860	2,293,000
John R. Leone	11,000	550,000
Howard H. Pien	9,000	450,000
Michael R. Dougherty	11,500	575,000
Julie H. McHugh	6,583	329,150

Treatment of Stock Options Held by Executive Officers and Directors of the Company.

        The Merger Agreement provides that as of the Offer Closing, each outstanding option to purchase Shares (whether vested or unvested) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such option, less any required withholding taxes. The applicable amount will be paid within five (5) business days after the Offer Closing.

        The following table summarizes, as of November 19, 2013, the outstanding vested and unvested options to purchase Shares held by the executive officers and directors of the Company, and the cash consideration that each of them may become entitled to receive in respect of those outstanding stock options, assuming continued employment or service as a director, as applicable, through the Offer Closing and that the Offer Price is $50.00.

	No. of Shares Subject to Vested Options (#)	Weighted Average Exercise Price of Vested Options ($)(1)	No. of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price of Unvested Options ($)(1)	Total Cash Spread Value of Vested and Unvested Options ($)
Named Executive Officers
Vincent J. Milano	861,404	11.98	364,225	20.59	43,467,148
Charles A. Rowland	232,868	13.18	192,090	20.35	14,270,373
Colin Broom	458,507	11.62	192,090	20.35	23,291,378
Daniel Soland	573,107	12.16	254,712	20.49	29,201,526
Robert Pietrusko	357,506	13.45	192,090	20.35	18,763,458
All Other Executive Officers (as a group)	932,368	12.59	540,480	21.72	50,171,414
Directors
Paul A. Brooke	125,000	12.50	15,000	25.25	5,059,250
William D. Claypool	50,000	22.29	15,000	25.25	1,756,550
Robert J. Glaser	80,000	15.64	15,000	25.25	3,119,950
John R. Leone	115,000	17.07	15,000	25.25	4,157,700
Howard H. Pien	112,500	13.81	15,000	25.25	4,443,025
Michael R. Dougherty	100,000	14.87	15,000	25.25	3,884,250
Julie H. McHugh	19,167	30.92	23,333	26.23	920,275

(1)
Weighted average exercise price numbers are rounded up or down to the nearest cent.

Treatment of Performance Share Units Held by Executive Officers of the Company.

        The Merger Agreement provides that, as of the Offer Closing, each outstanding performance share unit (whether vested or unvested) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares that would be delivered in respect of such performance share unit assuming achievement of the applicable performance metrics at the maximum level (200% of target) as of the end of the applicable performance period and (ii) the Offer Price, less any required withholding taxes. The applicable amount will be paid within five (5) business days after the Offer Closing.

        The following table summarizes, as of November 19, 2013, the outstanding performance share units held by the executive officers of the Company, and the cash consideration that each of them may become entitled to receive in respect of those outstanding performance share units, assuming continued

employment through the Offer Closing and that the Offer Price is $50.00. No outstanding performance share units are held by the non-employee directors of the Company.

	Aggregate No. of Performance Share Units (#)(1)	Resulting Consideration ($)
Named Executive Officers
Vincent J. Milano	311,798	15,589,900
Charles A. Rowland	48,878	2,443,900
Colin Broom	48,878	2,443,900
Daniel Soland	65,818	3,290,900
Robert Pietrusko	48,878	2,443,900
All Other Executive Officers (as a group)	148,614	7,430,700

(1)
The number of performance share units in this column represents the aggregate number of Shares that would be delivered in respect of the performance share units for the 2011-2013 performance cycle, the 2012-2014 performance cycle and the 2013-2015 performance cycle, in each case assuming achievement of each of the applicable performance metrics at the maximum amount (200% of target) at the end of the applicable performance period.

        Notwithstanding the foregoing, if the performance share units for the 2011-2013 performance cycle are settled prior to the Offer Closing, in the ordinary course of business, each holder of those performance share units will receive a number of Shares based on the actual level of achievement of the performance metrics for the 2011-2013 performance cycle and, within five (5) business days after the Offer Closing, an additional cash payment, without interest, equal to the product of the Offer Price and the excess of (i) the number of Shares that would have been delivered assuming achievement of the applicable performance metrics at the maximum level (200% of target), over (ii) the number of Shares actually delivered in respect of those performance share units, less applicable withholding taxes.

Treatment of Restricted Stock Units Held by Non-Employee Directors of the Company.

        The Merger Agreement provides that, as of the Offer Closing, each outstanding restricted stock unit that is outstanding immediately prior to the Offer Closing (whether vested or unvested) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such restricted stock unit and (ii) the Offer Price, less any required withholding taxes.

        The following table summarizes, as of November 19, 2013, the outstanding restricted stock units held by each of our non-employee directors, and the consideration that each of them may become entitled to receive in respect of those outstanding restricted stock units, assuming continued service as a director through the Offer Closing and that the Offer Price is $50.00. No outstanding restricted stock units are held by the executive officers of the Company.

	Aggregate No. of Restricted Stock Units (#)	Resulting Consideration ($)
Directors
Paul A. Brooke	4,500	225,000
William D. Claypool	4,500	225,000
Robert J. Glaser	4,500	225,000
John R. Leone	4,500	225,000
Howard H. Pien	4,500	225,000
Michael R. Dougherty	4,500	225,000
Julie H. McHugh	8,667	433,350

Section 16 Matters.

        Pursuant to the Merger Agreement, the Company has agreed to take all steps reasonably required to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company subject to section 16 of the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Severance and Change in Control Arrangements for Executive Officers.

  Amended and Restated Change in Control Agreements

        On January 6, 2011, the Company entered into Amended and Restated Change of Control Agreements (the "CIC Agreements") with each of Vincent J. Milano, Charles Rowland, Colin Broom, Daniel Soland, Robert Pietrusko, Thomas F. Doyle, Clayton Fletcher and Peter Wolf. The CIC Agreements contain the same terms as were in effect on January 6, 2011 and have not been amended or otherwise modified in any respect in anticipation of, or in connection with, the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

        The CIC Agreements provide that, if the applicable executive's employment with the Company ceases as a result of a termination by the Company without cause, termination by the applicable executive for good reason (as described below) or due to the applicable executive's death or disability, in each case within ninety (90) days before or twenty-four (24) months following a change of control (the definition of which includes the consummation of the Offer and the Merger), the Company will provide the executive with: (i) a lump sum cash payment equal to two (2) times the sum of the executive's base salary and annual target cash bonus in effect at the time of termination and (ii) Consolidated Omnibus Budget Reconciliation Act ("COBRA") coverage at active employee rates for eighteen (18) months following the date of termination, in each case subject to the executive's execution of a release of claims in favor of the Company.

        Under the CIC Agreements, a termination for "good reason" generally means a termination of employment by the applicable executive due to: (i) a material diminution in the executive's authorities, duties, titles or responsibilities; (ii) a relocation of the executive's employment location by fifty (50) miles from Exton, Pennsylvania; (iii) a reduction of the executive's base salary or executive's target cash bonus of 5% or more; (iv) the Company's failure to pay or make available any material payment or benefit due under the CIC Agreement; or (v) any other material breach by the Company of the CIC Agreement.

        The executives are not entitled to any gross-up or other tax reimbursement payment under the CIC Agreements or otherwise. The CIC Agreements provide that if any amount payable to an applicable executive, whether under the CIC Agreement or otherwise, would be subject to the excise tax on so-called "golden parachute payments" under section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), then the amounts payable to the executive will be reduced by an amount necessary to avoid imposition of the excise tax, but only to the extent that the reduction would provide the executive with a better net after-tax result than if no reduction were applied.

  Change in Control Severance Plan

        John J. Kirby is not a party to a CIC Agreement, but is instead subject to the Company's Change of Control Severance Plan (the "CIC Severance Plan"), which is a broad-based severance program that was adopted by the Company on November 10, 2013 and covers employees who are not a party to a CIC Agreement. The CIC Severance Plan provides that, in the event Mr. Kirby's employment with the Company ceases as a result of a termination by the Company without cause or termination by Mr. Kirby for good reason (as described below), in either case within two (2) years following a change of control (the definition of which includes the consummation of the Offer and the Merger), the Company will provide Mr. Kirby with a lump sum cash payment equal to between six (6) and eighteen (18) months of his base salary (depending on his years of service at the time of termination) and Mr. Kirby will be entitled to continue to participate in the Company's group health plans for the same period of months following termination (on the same terms as are generally applicable to active employees), in each case subject to his execution of a release of claims in favor of the Company. Under the CIC Severance Plan, a termination for "good reason" generally means a termination by Mr. Kirby due to (i) a reduction of his base salary by 5% or more or (ii) a relocation of his employment location by fifty (50) miles.

        The CIC Severance Plan does not provide for any gross-up or other tax reimbursement payment. The CIC Severance Plan provides that if any amount payable to Mr. Kirby (or any other participant), whether under the CIC Severance Plan or otherwise, would be subject to the excise tax on so-called "golden parachute payments" under section 280G of the Code, then the amounts payable will be reduced to the extent necessary so that no portion is subject to the excise tax.

        Potential Payments to Executive Officers in Connection with Certain Terminations of Employment

        The following table sets forth the cash severance payments and the estimated value of the other benefits that the executive officers of the Company would be entitled to receive upon a qualifying termination of employment in connection with the CIC Agreements or CIC Severance Plan, as applicable, based on the compensation and benefit levels in effect as of November 19, 2013, and assuming that the closing of the Offer and the closing of the Merger occur on December 31, 2013, and that each executive officer experiences a simultaneous qualifying termination of employment.

        The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table do not take into account any reduction that may be imposed with respect to any so-called "golden parachute payments" under section 280G of the Code and are determined without regard to any accelerated equity incentive compensation vesting, which is described above.

	Estimated Cash Severance Payments ($)	Estimated Value of Additional Benefits ($)	Total Amount of Estimated Cash Payments and Benefits ($)
Named Executive Officers
Vincent J. Milano	2,025,000	23,786	2,048,786
Charles A. Rowland	1,245,000	24,565	1,269,565
Colin Broom	1,260,000	23,786	1,283,786
Daniel Soland	1,500,000	25,772	1,525,772
Robert Pietrusko	1,230,000	19,077	1,249,077
All Other Executive Officers (as a group)	3,576,400	85,072	3,661,472

2013 Annual Bonus Payments.

        The Merger Agreement provides that, to the extent not paid by the Company prior to the closing of the Offer, all participants in the Company's U.S. Cash Bonus Plan ("Bonus Plan"), including the executive officers of the Company, will be entitled to receive a pro-rated bonus payment in respect of the portion of the 2013 calendar year that occurs prior to the closing of the Offer, based on the actual level of achievement of the applicable performance metrics and goals through the date of the closing of the Offer, in full satisfaction of their rights under the Bonus Plan with respect to 2013. The potential amounts of these cash bonuses are not currently determinable.

Post-Closing Employee Benefits.

        For a period of two (2) years following the Offer Closing (or if shorter, during the period of employment), Shire will provide, or cause to be provided, to each employee of the Company and its subsidiaries who is employed as of immediately prior to the Offer Closing, compensation (excluding equity incentive opportunities) and benefits that are substantially comparable in the aggregate to the compensation (excluding equity incentive opportunities) and benefits provided to that employee immediately prior to the Offer Closing. In addition, the Merger Agreement provides that if any employee of the Company (other than an employee who is a party to a CIC Agreement) incurs a qualifying termination of employment within two (2) years following the Offer Closing, the employee will receive severance payments and benefits in accordance with the terms of the CIC Severance Plan. Upon expiration of the two (2) year period following the Offer Closing, employees of the Company will receive compensation and benefits (including severance benefits) that are substantially similar to those provided at the time to similarly situated employees of Shire.

        The Merger Agreement also provides that, with certain exceptions, service credit will be provided to employees of the Company for purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Shire and its affiliates.

Golden Parachute Compensation.

        For further information with respect to the arrangements between the Company and its named executive officers described in this Item 3, see the information included under "Item 8. Additional Information—Golden Parachute Compensation" below (which is incorporated into this Item 3 by reference).

(c)   Indemnification; Directors' and Officers' Insurance.

        The Company's directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see "Section 13—The Transaction Documents—The Merger Agreement—Director and Officer Indemnification and Insurance" in the Offer to Purchase.

(d)   Continuing Directors.

        The Merger Agreement provides that, from the closing date of the Offer until the Merger Effective Time, the Board must include at least three (3) Continuing Directors. The Board has designated Howard Pien, Michael Dougherty and Robert Glaser to be the Continuing Directors. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see "Section 13—The Transaction Documents—The Merger Agreement—Directors" in the Offer to Purchase.

Item 4.    The Solicitation or Recommendation

(a)   Recommendation of the Board.

        At a meeting held on November 10, 2013, the Board unanimously:

            (i)  adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement;

           (ii)  declared that it is in the best interests of the Company and its stockholders (other than SPHIL and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Corporation tender their shares of the Corporation's Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth herein;

          (iii)  declared that the terms of the Offer and the Merger are fair to the Company and the Company's stockholders (other than SPHIL and its subsidiaries); and

          (iv)  recommended that the Company's Stockholders accept the Offer and tender their shares of the Company's Common Stock pursuant to the Offer.

(b)   Background of the Offer; Reasons for Recommendation.

Background of the Offer.

        The Board, along with the Company's senior management, regularly reviews and evaluates the Company's businesses, operations and long-term strategic plans, as well as the trends in the industry in which the Company operates, all with the objective of maximizing stockholder value.

        On December 20, 2012, Shire's then-Chief Executive Officer, Angus Russell, telephoned Mr. Milano. Mr. Russell expressed to Mr. Milano a desire to discuss potential opportunities for a strategic transaction between the Company and Shire. During this call, Mr. Milano informed Mr. Russell that the Board and the Company's management had in place an operating plan for the Company and were focused on executing the Company's plan. On January 22, 2013, Mr. Milano spoke by phone with Mr. Russell to reiterate, after confirming with members of the Board, that the Board and the Company's management were focused on executing the Company's operating plan. On April 5, 2013, Mr. Russell's successor and Shire's new Chief Executive Officer, Flemming Ornskov, M.D., telephoned Mr. Milano to introduce himself and to note Shire's continued interest in exploring potential opportunities for a strategic transaction with the Company. On May 3, 2013, Dr. Ornskov again telephoned Mr. Milano to inform him that Shire would be sending to the Company a written, non-binding indication of interest regarding a potential strategic transaction between the Company and Shire. During each of these calls with Dr. Ornskov, Mr. Milano informed Dr. Ornskov that the Board and the Company's management had in place an operating plan for the Company and were focused on executing the Company's plan. Mr. Milano apprised the Board of each of these discussions with Shire's Chief Executive Officer.

        On May 3, 2013, the Company received a letter from Shire setting forth an unsolicited, non-binding written indication of interest pursuant to which Shire proposed to acquire all of the outstanding shares of the Company's Common Stock for $41.00 per Share. In its letter, Shire stated that its proposal took into consideration the potential value of Cinryze, Plenadren, Buccolam and the Company's other pipeline products. The letter also stated that Shire's proposal was not subject to any financing contingency and expressed Shire's desire to complete a transaction as expeditiously as possible.

        The Company promptly shared Shire's letter with the Board and on May 8, 2013, held a special telephonic meeting of the Board. Members of the Company's senior management also participated in the meeting. During the meeting, the Board discussed Shire's May 3, 2013 letter and decided it would like time to consider the letter further and then discuss the letter again during an in-person meeting of the Board.

        The Company had previously scheduled its next regular, in-person meeting of the Board for May 23, 2013, for the purpose of reviewing the Company's strategic plan as part of the Company's annual strategic planning process. The Board and the Company's senior management decided to use this meeting as an opportunity to discuss Shire's May 3, 2013 letter in person. In doing so, the Company decided to hold an earlier, telephonic meeting of the Board on May 17, 2013, so that the Board could begin its annual review of the Company's strategic plan and thereby allow sufficient time at the May 23, 2013 meeting both to complete that review and to consider Shire's May 3, 2013 letter.

        On May 17, 2013, the Board convened by teleconference. Members of the Company's senior management also participated in the meeting. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), the Company's outside counsel, and representatives of Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, also participated in the meeting by teleconference. The Company's senior management reviewed with the Board the Company's strategic plan, including certain non-risk-adjusted projections for the Company, as prepared in the ordinary course of the annual strategic planning process. As discussed below, these non-risk-adjusted projections were refined over time and ultimately provided to Shire as the Non-Risk-Adjusted Projections. See "(e) Certain Financial Projections" below. The Company's senior management informed the Board that a financial analysis of the Company would be discussed with the Board at its May 23, 2013 meeting. In preparation for the May 23, 2013 Board meeting, the Board delegated to a subcommittee of the Board, consisting of Mr. Dougherty and Mr. Pien, the authority to review any potential conflicts of interest that Goldman Sachs may have by reason of the fact that an affiliate of Goldman Sachs is the relevant economic counterparty to the Company with respect to a portion of the convertible note hedge and warrant transactions entered into by the Company in connection with its public offering in March 2007 of its 2.00% convertible senior notes due 2017 (aggregate principal amount of $250 million) (the "2017 Convertible Notes") and any other Goldman Sachs investment banking relationships with the Company or Shire. The Board also delegated to the subcommittee the authority to review and negotiate the potential terms of any engagement of Goldman Sachs by the Company in connection with any sale transaction.

        On May 21, 2013, the subcommittee of the Board convened by teleconference. Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference.

The subcommittee reviewed with Goldman Sachs information provided by Goldman Sachs regarding the potential impact of a sale transaction on the Company's convertible note hedge and warrant transactions to which an affiliate of Goldman Sachs is the relevant economic counterparty with respect to a portion thereof as well as an estimate of the affiliate's hedge position relating thereto based upon Goldman Sachs' customary hedging practices. The Goldman Sachs representatives then departed the call. The members of the subcommittee discussed the matter further and agreed to report on its meeting at the next regular Board meeting.

        On May 23, 2013, the Board held its regular, in-person meeting in Malvern, Pennsylvania to continue its discussion regarding the Company's strategic plan and to consider Shire's May 3, 2013 letter. Members of the Company's senior management, Skadden representatives and Goldman Sachs representatives also participated in this meeting in person. The Board meeting began with a continuation of the May 17, 2013 strategic planning update. During the meeting, the Goldman Sachs representatives discussed with the Board its financial analysis of the Company performed using projections that were prepared by the Company's management by applying management's probability assumptions to the non-risk-adjusted projections reviewed at the Board's May 17, 2013 meeting.

        Following this discussion, the Goldman Sachs representatives provided an overview of Shire and reviewed with the Board the financial terms of Shire's proposal and other considerations. The Board then discussed its views of how Shire's proposal compared to the Company's strategic plan as well as the likelihood of another strategic partner or financial sponsor being interested in acquiring the Company at a price in excess of Shire's proposal. After evaluating a range of potential responses to Shire's May 3, 2013 letter, the Board unanimously determined to reject the proposal contained in Shire's May 3, 2013 letter. In addition, at this meeting, following the departure from the meeting of the Goldman Sachs representatives, the subcommittee reported on its evaluation of any potential conflicts of interest involving Goldman Sachs and the Board discussed the potential terms of any engagement of Goldman Sachs by the Company in connection with any sale transaction.

        On May 24, 2013, Mr. Milano contacted Dr. Ornskov by telephone and, on behalf of the Company, verbally rejected Shire's non-binding proposal, informing Dr. Ornskov that the Company was not willing to enter into further discussions with Shire on the basis of the proposal set out in its May 3, 2013 letter.

        On May 30, 2013, the Company received another letter from Shire reiterating its non-binding proposal at $41.00 per Share. In this letter, Shire stated that its proposal was based solely on publicly available information and that if Shire were able to access further information through a confidential management meeting, Shire was confident that it would be able to identify meaningful additional value. Shire requested a response to its May 30, 2013 letter within the next week. The Company promptly shared Shire's letter with the Board, and Mr. Milano discussed this letter individually, by telephone, with each member of the Board. These telephonic conversations confirmed that the Board remained unanimous in its view that it was not prepared to enter into any further discussions with Shire on the basis of the proposal set out in its May 3 and May 30, 2013 letters.

        On June 3, 2013, the Company sent a letter to Shire confirming that the Board remained unanimous in its view that, based on Shire's non-binding indicative proposal of $41.00 per Share, it was not prepared to engage in discussions regarding a potential sale of the Company. The Company's letter informed Shire that Shire's suggestion, in its May 30, 2013 letter, that it was confident that it would be able to identify meaningful additional value was not sufficient for the Board to change its position and invited Shire to substantiate its belief that it could find value above $41.00 per Share by indicating what that specific meaningful additional value would be and what assumptions were necessary to achieve that new value.

        On June 6, 2013, Shire responded with a letter to the Company containing a revised, non-binding proposal at a price between $45.00 and $47.00 per Share, based on revised assumptions made by Shire in certain areas described in the letter. Shire's letter also requested a period of exclusivity to conduct due diligence. The Company promptly shared Shire's June 6, 2013 letter with the Board and scheduled a meeting of the Board, for the next day, to discuss this letter.

        On June 7, 2013, the Board held a special telephonic meeting to discuss Shire's June 6, 2013 letter. Members of the Company's senior management, Goldman Sachs representatives and Skadden representatives also participated in the meeting by teleconference. The Goldman Sachs representatives summarized the communications between the Company and Shire and concluded with a review of Shire's June 6, 2013 letter. Mr. Milano noted that Goldman Sachs had discussed its financial analysis of the Company with the Board at its May 23, 2013 meeting and provided an opportunity to discuss this analysis further. The Board then discussed Shire's June 6, 2013 letter, as well as potential responses to that letter. The Board unanimously agreed that, while it had made no decision concerning the potential sale of the Company or the valuation suggested in Shire's June 6, 2013 letter, it was in the best interests of the Company's stockholders to consider providing Shire with access to targeted due diligence information, with the objective of refining and improving Shire's proposal further, subject to an appropriate process that did not include any period of exclusivity. The Board directed that Mr. Milano should contact Dr. Ornskov and the Goldman Sachs representatives should contact Shire's financial advisors in order to establish a protocol for the commencement of such targeted due diligence. Following the departure of the Goldman Sachs representatives from this meeting, the Board again discussed the engagement of a financial advisor in connection with any sale transaction. After receiving an update regarding, and discussing, the terms of the Company's convertible note hedge and warrant transactions, including information provided by Goldman Sachs regarding the potential impact of a sale transaction on the Company's convertible note hedge and warrant transactions to which an affiliate of Goldman Sachs is the relevant economic counterparty with respect to a portion thereof and an estimate of that affiliate's hedge position relating thereto based on Goldman Sachs' customary hedging practices, the Board concluded that Goldman Sachs did not have any conflicts of interest that would affect its ability to provide the Company with independent financial advice in connection with any sale transaction. The Board discussed the potential terms of an engagement of Goldman Sachs in connection with any sale transaction and authorized the Company's management to proceed with engaging Goldman Sachs.

        On June 10, 2013, Mr. Milano telephoned Dr. Ornskov to discuss Shire's June 6, 2013 letter and the Company's willingness to consider engaging in a targeted due diligence process. Mr. Milano requested that Shire provide the Company with a list of assumptions, and targeted due diligence items needed to confirm such assumptions, to arrive at Shire's new value range. Mr. Milano informed Dr. Ornskov that, following Shire's review of such targeted due diligence items, the Company would expect Shire to provide the Company with a revised proposal, at a specific per Share value, so that the Board could review that proposal and determine what next steps, if any, were appropriate. The two executives agreed that the parties' financial advisors should discuss the appropriate protocol for the proposed targeted due diligence process. The parties also began to negotiate a draft Confidentiality Agreement.

        On June 11, 2013, Goldman Sachs representatives telephoned Lazard Frères & Co. LLC and Morgan Stanley & Co. International Plc, Shire's financial advisors, and reiterated the Company's response to Shire's June 6, 2013 letter and discussed the proposed targeted due diligence process, including possible due diligence discussions and a possible, in-person confidential management presentation. On June 13, 2013, Shire delivered to the Company a due diligence request list which the parties narrowed over the course of the next week to focus on key value drivers.

        On June 21, 2013, the parties executed a Confidentiality Agreement, which included a customary one-year standstill provision, and on June 22, 2013, the Company made available to Shire certain targeted, non-public information through an electronic data room. Over the course of approximately the next two (2) weeks, the Company held telephonic due diligence meetings consistent with the scope of the agreed upon targeted due diligence process.

        On June 24, 2013, the Company hosted a confidential management presentation in Malvern, Pennsylvania with representatives of the Company's management team and Shire, including Dr. Ornskov. Representatives of the parties' respective financial advisors also participated in the meeting. At the meeting, the Company's management provided an overview of the Company and Shire's representatives were provided with an opportunity to ask questions of the senior management of the Company on various topics. During this meeting, Mr. Milano indicated to Dr. Ornskov that the Company expected any further revised proposal from Shire to contain a single per Share value that could be evaluated by the Board and stated that any subsequent proposal would need to be in excess of the range proposed in Shire's June 6, 2013 letter.

        On July 5, 2013, Shire sent a letter to the Company that contained a revised, non-binding proposal at a price of $46.00 per Share and requested an opportunity to conduct further confirmatory due diligence while working in parallel to negotiate definitive transaction documentation. The Company promptly shared Shire's letter with the Board and scheduled a meeting of the Board for July 8, 2013 to discuss Shire's latest letter.

        On July 8, 2013, the Board held a special telephonic meeting to discuss Shire's July 5, 2013 letter. Members of the Company's senior management, Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. Mr. Milano and Charles Rowland, the Company's Vice President and Chief Financial Officer, began the meeting by reviewing refinements to the non-risk-adjusted projections discussed during the May 17, 2013 Board meeting, which included updates to cash flow projections as a result of, among other items, the timing of milestone payments. The Board discussed with senior management the causes of the refinements and discussed with Goldman Sachs representatives the refinements' impact on Goldman Sachs' earlier financial analysis of the Company. Mr. Milano and the Goldman Sachs representatives next reviewed Shire's July 5, 2013 letter with the Board. The Board discussed this letter, evaluated the revised proposal contained in this letter and determined to continue to evaluate the revised proposal at its previously scheduled in-person meeting on July 12, 2013.

        On July 12, 2013, the Board held its previously scheduled regular meeting at the Company's headquarters in Exton, Pennsylvania. Members of the Company's senior management attended the meeting. Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. The Board began by reviewing its discussion during its July 8, 2013 meeting. Next, the Goldman Sachs representatives discussed an update to their earlier financial analysis originally presented to the Board at the May 23, 2013 Board meeting, based on the refinements discussed during the Board's July 8, 2013 meeting. The Board again discussed Shire's July 5, 2013 letter and unanimously agreed that the Board was not prepared to enter into a transaction at the price proposed in the letter.

        On July 12, 2013, the Company sent Shire a letter rejecting the revised proposal contained in Shire's July 5, 2013 letter, stating that the Board was unanimous in its view that the revised proposal was not at a level sufficient for the Company to engage in Shire's requested confirmatory due diligence or negotiation of definitive documentation.

        Following Shire's receipt of the Company's July 12, 2013 letter, Goldman Sachs representatives and members of Shire's business development team and Shire's financial advisors held two telephone discussions regarding the Company's July 12, 2013 letter. In addition, Mathew Emmens, the Chairman of Shire's board of directors, placed a call to Board member Robert J. Glaser to discuss the Company's July 12, 2013 letter. In returning Mr. Emmens' call, Mr. Glaser reiterated the messages delivered in the Company's July 12, 2013 letter and stated that any further inquiries should be directed to Mr. Milano.

        On July 19, 2013, Shire sent a letter to the Company that contained a revised, non-binding proposal at a price of $48.50 per Share, contingent on the Company's agreement to move forward with discussions, confirmatory diligence and document negotiation in an expeditious manner. The Company promptly shared Shire's letter with the Board and scheduled a meeting of the Board, for July 24, 2013, to discuss Shire's latest letter.

        On July 24, 2013, the Board held a special meeting to discuss Shire's July 19, 2013 letter. Skadden representatives and Goldman Sachs representatives participated in the meeting by teleconference. During this meeting, the Goldman Sachs representatives provided a review of the communications between Shire and the Company, and the Goldman Sachs representatives provided their perspectives on Shire's July 19, 2013 letter. The Board then discussed Goldman Sachs' financial analysis of the Company reviewed by the Board at its previous meetings. Following a discussion, the Board unanimously agreed that it was not prepared to enter into a transaction at the price contained in Shire's July 19, 2013 letter and that there was no Board consensus in support of a transaction at a price below $50.00 per Share. The Board instructed management to engage with Shire to determine if it would be prepared to deliver a higher value. The Board also discussed possible processes for exploring the potential interest of other parties in an acquisition of the Company should the Board ultimately decide to do so.

        On July 25, 2013, Mr. Milano spoke with Dr. Ornskov by telephone to reject, on behalf of the Company, the revised proposal contained in Shire's July 19, 2013 letter and to inform Dr. Ornskov that there was no Board consensus in support of a transaction at a price below $50.00 per Share. Mr. Milano also informed Dr. Ornskov that the Company was prepared to work expeditiously toward a transaction, should the Board be presented with a price on which it was willing to transact, and that the Company was considering exploring the potential interest of other parties in an acquisition of the Company in connection with its consideration of any potential transaction. During this discussion, the executives agreed that the Company would provide Shire access to additional due diligence information in an effort to allow Shire to consider additional value.

        On July 26, 2013, Shire's financial advisors contacted Goldman Sachs representatives to request the agreed upon access to additional due diligence information. On July 27, 2013, the Company received additional written due diligence requests from Shire. In response, the Company provided access to certain additional, non-public information through the Company's electronic data room. In addition, the Company hosted several due diligence meetings, including several teleconferences with Shire representatives and an in-person meeting held on August 7, 2013.

        On August 12, 2013, Mr. Milano spoke with Dr. Ornskov by telephone regarding Shire's evaluation of the Company. During this call, at Dr. Ornskov's request, Mr. Milano agreed to seek Board approval to provide Shire with certain additional confirmatory due diligence materials.

        On August 16, 2013, the Board held a special meeting to review the current status of the Company's discussions with Shire. Members of the Company's senior management, Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. Mr. Milano provided an update regarding recent communications with Shire, including his August 11, 2013 discussion with Dr. Ornskov and Dr. Ornskov's request that Shire be provided with certain additional confirmatory due diligence materials. The Board discussed Shire's ongoing evaluation of the Company and approved providing Shire with the opportunity to engage in further, confirmatory diligence for the purpose of facilitating a further increase in Shire's proposal. The Board next discussed certain provisions of a draft Merger Agreement prepared by Skadden and authorized the Company's management to provide the draft agreement to Shire when it was prepared to do so. The Goldman Sachs representatives then reviewed with the Board a potential process for and timing of the exploration of the potential interest of other parties in an acquisition of the Company. The Board discussed the process and timing considerations and agreed to reconvene the following week to discuss the topic further. Over the course of the next two weeks, the Company provided Shire with access to certain additional non-public information through the Company's electronic data room as well as during several in-person meetings and calls with the Company's management team.

        On August 22, 2013, the Board held another special meeting to review the current status of the Company's discussions with Shire and to further discuss the potential interest of other parties in an acquisition of the Company. Skadden representatives and Goldman Sachs representatives participated in the meeting by teleconference. The Board considered the benefits and risks of exploring the potential interest of other parties in an acquisition of the Company, and the timing and potential processes for doing so. Goldman Sachs representatives, together with members of the Company's management, reviewed a broad universe of potential acquirors of the Company and reviewed with the Board nine (9) strategic potential acquirors who Goldman Sachs and the Company's management believed could have an interest in exploring a potential transaction with the Company and, in each case, had the potential ability to finance an acquisition. The Board and the Company's management and its advisors discussed, with respect to each of the nine (9) potential acquirors, its potential interest in orphan drugs, its potential ability to finance an acquisition and other considerations. The Board discussed the potential for market leaks and the confidentiality concerns related to exploring the potential interest of other parties in an acquisition of the Company, discussed the potential process reviewed by Goldman Sachs and management and authorized that process to proceed at the direction of the Company's senior management.

        On August 23, 2013, at the direction of the Company's senior management, Skadden representatives sent the draft Merger Agreement to Shire's outside legal advisors, Davis Polk & Wardwell LLP ("Davis Polk").

        On August 27, 2013, the Board held a special meeting to discuss recent developments regarding the Company's programs to develop additional formulations and routes of administration for Cinryze, including subcutaneous administration. Members of the Company's senior management participated in the meeting. Skadden representatives and Goldman Sachs representatives participated in the meeting by teleconference. Dr. Colin Broom, the Company's Vice President and Chief Scientific Officer, provided an update on these recent developments and reviewed timelines for clinical development and regulatory action for changes in the Company's programs to develop additional formulations and routes of administration for Cinryze, including subcutaneous administration. Mr. Rowland then reviewed and discussed with the Board management's refinements to the non-risk-adjusted projections discussed at earlier Board meetings, including the assumptions used, taking into account these changes in the Company's development programs. Thomas Doyle, the Company's Vice President of Strategic Initiatives, reviewed and discussed with the Board certain other matters relating to the recent developments. The Board requested that management consider refinements to its probability assumptions to account for additional potential upside and downside scenarios.

        On August 28, 2013, Skadden representatives discussed the draft Merger Agreement with Davis Polk representatives.

        Beginning on August 28, 2013, at the direction of the Company's senior management, Goldman Sachs contacted the nine (9) third parties that were reviewed with the Board at its August 22, 2013 meeting. Of the nine (9) parties contacted, three (3) parties ultimately negotiated and executed a confidentiality agreement with the Company; the other parties declined the opportunity to participate in the process. The Company entered into a confidentiality agreement, which included a customary one-year standstill provision, with Party A as of September 4, 2013, with Party B as of September 11, 2013, and with Party C as of September 18, 2013. Following the execution of its confidentiality agreement with the Company, each of Party A, Party B and Party C was provided with certain non-public information through the Company's electronic data room. On September 13, 18 and 20,

2013, the Company made confidential management presentations to Party B, Party A and Party C, respectively. None of these parties ultimately submitted a proposal to acquire the Company.

        On September 6, 2013, the Board held its previously scheduled, regular meeting at the Company's headquarters in Exton, Pennsylvania. Members of the Company's senior management attended the meeting. Skadden representatives and Goldman Sachs representatives were also in attendance. During the meeting, Mr. Rowland reviewed key assumptions utilized in several additional potential scenarios related to the Company's efforts to develop additional formulations and routes of administration for Cinryze, including subcutaneous administration. Mr. Rowland noted how these new scenarios differed from those scenarios discussed at the August 27, 2013 meeting of the Board in terms of the associated risks, including risks relating to certain product development, regulatory and commercial outcomes, including pending regulatory issues with the Federal Drug Administration ("FDA"). Mr. Rowland then reviewed and discussed with the Board the Risk-Adjusted Projections, described in more detail in "(e) Certain Financial Projections—The Non-Risk-Adjusted Projections," which were prepared, at the direction of the Board, based on the non-risk-adjusted projections previously reviewed with the Board. In preparing the Risk-Adjusted Projections, the non-risk-adjusted projections were revised to take into account refinements to the Company's management's assumptions to account for the additional potential upside and downside scenarios reviewed with the Board, and were then risk-adjusted to reflect the Company's management's weighted estimates of the probability of occurrence of certain alternative business scenarios for the Company. The key assumptions underlying the Risk-Adjusted Projections, as compared to the Non-Risk-Adjusted Projections, are: the therapeutic area for which product candidates are being developed, degree of unmet medical need, whether a product candidate is a new molecular entity or is a new indication or new formulation of an existing product, the stage of clinical development, the nature of existing clinical data generated to date, the likelihood of regulatory approval, commercial viability, competition, and potential pricing and reimbursement rates. A discussion of these scenarios, assumptions and projections ensued.

        On September 8, 2013, the Company provided Shire with the Non-Risk-Adjusted Projections described in more detail in "(e) Certain Financial Projections—The Risk-Adjusted Projections."

        On September 13, 2013, Davis Polk representatives sent to Skadden a markup of the draft Merger Agreement, reflecting Shire's comments.

        Also on September 13, 2013, a number of press reports were published speculating as to whether the Company was considering a sale transaction.

        Following these press reports, three (3) additional parties, Party D, Party E and Party F, none of which were among the nine (9) parties originally contacted by Goldman Sachs, made unsolicited inquiries regarding whether the Company was considering a sale transaction. The Company executed a confidentiality agreement, which included a customary one-year standstill provision, with Party D as of September 19, 2013, and with Party E as of September 20, 2013. Following the execution of its confidentiality agreement with the Company, each of Party D and Party E was provided with certain non-public information through the Company's electronic data room. Neither of these parties ultimately submitted a proposal to acquire the Company. The Company did not seek to enter into a confidentiality agreement with Party F because it determined that Party F would not be a viable participant in the Company's process.

        On September 19, 2013, Shire's financial advisors informed Goldman Sachs that Shire was not willing to provide a revised proposal to the Company until after Shire had been afforded the opportunity to visit the Cinryze manufacturing facilities of the Company's manufacturing partner, Stichting Sanquin Bloedvoorziening ("Sanquin"). Mr. Milano promptly informed the Board of this development, proposed a response and invited members of the Board to call him regarding the proposed approach and current situation.

        On September 20, 2013, following discussions with individual members of the Board, Mr. Milano called Dr. Ornskov to indicate that Shire would be permitted to visit with Sanquin only after Shire had submitted a proposal at a price that was otherwise acceptable to the Board. During this call, Mr. Milano made clear that the Company recognized that any such proposal would be conditioned upon Shire conducting a visit to Sanquin, and that the inclusion of such a condition would not negatively impact the Company's review of such a proposal.

        On September 23, 2013, Party B advised Goldman Sachs that it was terminating its review of the Company.

        Also on September 23, 2013, the Board held a special telephonic meeting to discuss Goldman Sachs' September 19, 2013 conversation with Shire's financial advisors and Mr. Milano's September 20, 2013 conversation with Dr. Ornskov. Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. Mr. Milano reviewed with the Board that Goldman Sachs representatives were informed that Shire would not be willing to provide a further proposal to the Company without a visit to Sanquin's manufacturing facilities. Mr. Milano also reviewed with the Board his September 20, 2013 conversation with Dr. Ornskov. The Goldman Sachs representatives provided further review of the September 19, 2013 conversation between Goldman Sachs and Shire's financial advisors and then provided their perspective regarding this conversation. The Goldman Sachs representatives then reviewed with the Board the contacts with third parties it had made at the direction of the Company's senior management, the unsolicited inquiries received following the September 13, 2013 press reports and the status of discussions with the parties that executed a confidentiality agreement with the Company. Following this discussion, the Board confirmed that it supported permitting Shire to visit Sanquin if Shire revised its non-binding proposal to $50.00 per Share.

        Following the Board meeting on September 23, 2013, Mr. Milano called Dr. Ornskov to request that, if Shire intended to make a revised proposal, it should do so by the end of the week, and to reiterate that there was no Board consensus in support of a transaction at a price below $50.00 per Share.

        On September 24, 2013, Party E advised Goldman Sachs that it was terminating its review of the Company.

        On September 26, 2013, Party C advised Goldman Sachs that it was terminating its review of the Company.

        On September 27, 2013, Dr. Ornskov called Mr. Milano to verbally indicate a revised non-binding proposal of $50.00 per Share, contingent upon a visit to Sanquin's manufacturing facilities.

        On October 1, 2013, the Board held a special telephonic meeting to discuss the revised proposal. Members of the Company's senior management, Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. After discussion, the Board agreed to proceed with the negotiation of a definitive Merger Agreement, but also to await further responses from the remaining parties conducting due diligence on the Company.

        On October 1, 2013, the Company made a confidential management presentation to Party D.

        On October 2, 2013, Skadden representatives sent a revised draft Merger Agreement to Davis Polk representatives.

        On October 4, 2013, Party D advised Goldman Sachs that it was terminating its review of the Company.

        On October 9, 2013, Shire conducted a due diligence meeting with representatives of the Company and representatives of Sanquin at Sanquin's manufacturing facilities. Following this meeting, there were a series of calls between representatives of Shire and representatives of Sanquin.

        On October 11, 2013, Skadden representatives discussed with Davis Polk representatives key open issues relating to the draft Merger Agreement. Following this discussion, Davis Polk representatives sent a revised draft of the Merger Agreement to Skadden representatives on October 12, 2013.

        On October 15, 2013, Skadden representatives sent a revised draft Merger Agreement to Davis Polk representatives. Also on October 15, 2013, Mr. Milano and Dr. Ornskov spoke regarding the status of the parties' discussions and outstanding due diligence information requests.

        On October 16, 2013, Skadden representatives and Davis Polk representatives discussed the revised draft and Skadden representatives sent Davis Polk representatives a further revised draft of the Merger Agreement.

        On October 17, 2013, Mr. Milano called Dr. Ornskov to discuss the offer price and certain contract terms. Dr. Ornskov indicated that Shire may seek to reduce the proposed transaction price below $50.00 per Share. Mr. Milano informed Dr. Ornskov that the Board would not support a transaction at a price below $50.00 per Share. Mr. Milano promptly reported this development to the members of the Board and confirmed that there was no Board consensus in support of transaction at a value below $50.00 per Share.

        On October 18, 2013, Skadden representatives and Davis Polk representatives again discussed key issues relating to the draft Merger Agreement. Between October 18 and October 21, 2013, Dr. Ornskov and Mr. Milano had a series of calls to discuss certain of the key open issues relating to the draft Merger Agreement, including the amounts of the termination fees payable under the Merger Agreement, obligations to employees following consummation of the Offer and the Merger, the anticipated competition filings and the standard for determining whether a regulatory approval imposed a burdensome condition, and the scope of carve-outs to the material adverse effect definition. With respect to the termination fees, Shire originally proposed that the antitrust reverse termination fee payable by SPHIL to the Company under certain circumstances would be equal in amount to the termination fee payable by the Company to SPHIL under certain circumstances (including if the Company terminates the Merger Agreement to accept a superior proposal). During this series of calls, Mr. Milano proposed a $400 million antitrust reverse termination fee at a $50.00 deal price and Dr. Ornskov offered a counterproposal of $180 million, noting that certain of Shire's legal obligations constrained the size of termination fees it was willing to pay.

        On October 22 and October 23, 2013, the Company and Shire negotiated the key open issues and reached general resolution on these issues, subject to documentation. In connection with such negotiations, Shire proposed an antitrust reverse termination fee of $180 million and a termination fee equal to 3% of the equity value of the Company in the transaction; the Company accepted the 3% termination fee subject to an increase of the antitrust reverse termination fee to $200 million, which was accepted by Shire.

        On October 23, 2013, Shire's Board of Directors met and affirmed the $50.00 per Share offer and the terms negotiated on the key issues. Dr. Ornskov called Mr. Milano to verbally confirm Shire's non-binding proposal of $50.00 per Share. Later that day, Skadden representatives sent a revised draft Merger Agreement to Davis Polk representatives.

        From October 23, 2013 through October 27, 2013, Skadden representatives and Davis Polk representatives exchanged drafts of the Merger Agreement in an effort to finalize open items.

        On October 24, 2013, Party A advised Goldman Sachs that it was terminating its review of the Company.

        On October 27, 2013, Dr. Ornskov called Mr. Milano to request further diligence on certain manufacturing and regulatory matters, including pending regulatory issues with the FDA. Later that day, Mr. Milano convened the Board to update it regarding this request. During the two weeks that followed, the Company and its advisors along with Shire and its advisors held various discussions with respect to these matters and the Company permitted Shire to conduct its requested additional diligence regarding these matters. In connection with this additional diligence, there were several discussions among Shire's regulatory advisors and the Company's regulatory advisors, including discussions regarding recent communications with the FDA.

        Following these discussions, on November 8, 2013, Dr. Ornskov called Mr. Milano and verbally indicated that Shire intended to seek final Board approval of the transaction on November 10, 2013, with the anticipation of entering into the Merger Agreement and announcing the transaction on November 11, 2013. During this call, Mr. Milano agreed to convene the Board on November 10, 2013 to seek the Board's approval of the transaction. Thereafter, Skadden representatives and Davis Polk representatives finalized the terms of the proposed Merger Agreement.

        On November 10, 2013, Shire's board of directors met and unanimously approved the transaction on the terms set forth in the definitive Merger Agreement. Dr. Ornskov then called Mr. Milano to advise him of Shire's board's approval.

        Later that day, the Board held a special telephonic meeting. Members of the Company's senior management, Skadden representatives and Goldman Sachs representatives also participated in the meeting by teleconference. In connection with this meeting, the Company's senior management and the Board were provided with updated information regarding the potential impact of a sale transaction at a price of $50.00 per Share in cash on the Company's convertible note hedge and warrant transactions to which an affiliate of Goldman Sachs is the relevant economic counterparty with respect to a portion thereof as well as an estimate of that affiliate's hedge position related thereto, based upon Goldman Sachs' customary hedging practices. At the meeting, representatives of Goldman Sachs presented to the Board its financial analysis summarized below under "Opinion of Goldman, Sachs & Co., Financial Advisor to the Company" and rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 11, 2013, and based upon and subject to the factors and assumptions set forth in its written opinion, the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Board also reviewed the final terms of the definitive Merger Agreement. After discussion, the Board unanimously approved the transaction on the terms set forth in the definitive Merger Agreement. Following the Board meeting, Mr. Milano advised Dr. Ornskov of the Board's approval.

        Shortly thereafter, the Company and Shire executed and delivered the definitive Merger Agreement as of November 11, 2013 and announced the transaction in a jointly issued press release on such date.

Reasons for the Recommendation

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with ViroPharma's management, as well as Goldman Sachs and Skadden. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

        Business and Financial Condition of the Company.    The Board considered the Company's business, future prospects and financial performance and condition.

        Alternative Means of Creating Stockholder Value.    The Board considered alternative means of creating stockholder value and pursuing the Company's strategic goals and the risks and uncertainties of these alternatives to achieve strategic goals, including the Company's prospects for increasing stockholder value as a standalone company above $50.00 per Share given the increasingly competitive landscape faced by the Company's marketed and development stage products; the cost and risks presented by the manufacturing complexities inherent in plasma derived blood products and the investments in expertise, facilities and processes that would be required to ensure that the Company and its partners meet or exceed the regulatory compliance requirements with respect thereto; the uncertainty of the actual orphan disease patient populations and the risk that such uncertainty creates to the assessment of actual market opportunity and growth prospects within the applicable markets; the increasing pricing and reimbursement pressures which pharmaceutical products face globally; the uncertainties and risks presented by the phase of development of the Company's pipeline compounds and the remaining clinical development required in order to obtain marketing approval for those product candidates; the amount of capital that the Company would need to fund the clinical development of its product candidates, as well as the risk that a potential drug candidate may not become a marketed drug or, if approved for marketing, would not be commercially viable or achieve expected revenue levels; that the Company relies on successful business development efforts to drive future growth opportunities and the intense competition faced by the Company to acquire additional marketed products and pipeline product candidates that are consistent with the Company's orphan product strategic focus; and that even if successful in identifying attractive products and product candidates to acquire, the amount of capital that the Company would need to raise to fund the acquisition of such products and product candidates.

        Offer Price.    The Board considered the fact that the Offer Price represents a 27% premium to the last reported trading price of the Common Stock on November 8, 2013, the last trading day before the announcement of the Offer; the fact that the Offer Price represents premiums of 30%, 30% and 30% over the volume-weighted average trading prices for the Common Stock of the 10-day, 30-day and 60-calendar day periods ending immediately before the date of announcement of Purchaser's intention to commence the Offer, respectively; the fact that the Offer Price represents a 22% premium to the highest trading price, and a 126% premium to the lowest trading price, in the last twelve (12) months prior to the date of announcement of Purchaser's intention to commence the Offer; the fact that the per-Share trading price of the Common Stock has not exceeded the level of the Offer Price in the last ten (10) years; and the Board's belief that it had obtained SPHIL's and Purchaser's best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

        Current Market Conditions.    The Board considered current industry, economic and market conditions and trends in the markets in which the Company competes.

        Effects on Employees, Customers and Communities.    The Board considered the effects of the Offer and the Merger on employees, customers and communities to the extent those effects will have an impact on the Company.

        Terms of the Offer.    The Board considered the terms of the Offer and the Merger Agreement, including the impact of the "deal protection" provisions (i.e., the no solicitation provisions contained in the Merger Agreement that allow the Board to respond to unsolicited takeover proposals and to change its recommendations under certain circumstances) on the Company, and the condition that at least a majority of the Shares be tendered into the Offer, if satisfied, demonstrates the strong support of the Offer and the Merger by the holders of Common Stock.

        Certainty of Consideration.    The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Common Stock to realize immediate value, in cash, for their investment in the Company, while avoiding the Company's significant business risks, and while also providing such holders of Common Stock certainty of value and liquidity for their Shares.

        Opinion of Goldman Sachs.    The Board considered the analysis and presentation of Goldman Sachs, including the opinion of Goldman Sachs rendered to the Board to the effect that, as of November 11, 2013, and based upon and subject to the factors and assumptions set forth in its written opinion, the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Merger Agreement, was fair, from a financial point of view to those holders, as more fully described below under "(d) Opinion of Goldman, Sachs & Co., Financial Advisor to the Company."

        Strategic Alternatives.    The Board considered the results of the Company's process, including the aforementioned potential process for and timing of the exploration of the potential interest of other parties in an acquisition of the Company, of investigating, analyzing, reviewing and evaluating its strategic alternatives, including, but not limited to, a sale of the Company or remaining as an independent public company, and the Board's ultimate belief that the value offered to the Company's stockholders in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company.

        Tender Offer Structure.    The Board considered that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Common Stock the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

        Appraisal Rights.    The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Common Stock who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law).

        Likelihood of Completion; Certainty of Payment.    The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

  •
  the absence of any financing condition to consummation of the Offer or the Merger;

  •
  the reputation and financial condition of Shire, and Shire's general ability to complete acquisition transactions;

  •
  the fact that, subject to certain exceptions, the conditions to the Offer and Merger are specific and limited in scope;

  •
  the Company's ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger;

  •
  the Company's ability under the Merger Agreement to pursue damages; and

  •
  the commitment by SPHIL to pay the Company a reverse termination fee of $200 million in the event the Merger Agreement is terminated due to the failure to obtain competition approvals without certain burdensome conditions.

        Negotiation Process and Procedural Fairness.    The Board considered its belief that the terms of the Merger Agreement were the result of robust arms-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors.

        In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of ViroPharma and the Board, which included:

        Non-Solicitation Covenant.    The Board considered the fact that the Merger Agreement imposes restrictions on soliciting competing acquisition proposals from third parties. However, based upon the process to identify certain strategic alternatives and Goldman Sachs' advice as to the likely universe of other potential acquirors, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

        Tax Treatment.    The Board considered the fact that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to holders of Common Stock, which the Board believed was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

        Regulatory Approvals and Third-Party Consents.    The Board considered the regulatory approvals and third-party consents that may or would be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

        Possible Disruption of Business.    The Board considered the possible disruption to the Company's business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company's management and employees, as well as the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger; provided, however, that the Board believed it likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which, depending on the timing of receipt of the required regulatory approvals, would be a prompt manner to pursue the transaction.

        Risk of Non-Consummation.    The Board considered the risk that the Offer and the Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

  •
  the market price of the Common Stock. In that regard, the Board noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Common Stock by short-term investors following an announcement of termination of the Merger Agreement;

  •
  the Company's operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

  •
  the Company's current and potential business partners and employees, which the Company could lose, after the announcement of the Offer; and

  •
  the potential disruption to the Company's business, including the fact that the Company's directors, officers and other employees will have expended considerable time and effort to consummate the potential transactions.

        No Participation in the Company's Future.    The Board considered that if the Offer and the Merger are consummated, holders of Common Stock will receive the Offer Price in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Common Stock, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates. However, the Board also considered the fact that holders of Common Stock will have the opportunity to invest in Shire, if desired, by purchasing shares of Shire's common stock, which as of the date hereof is listed on the London Stock Exchange under the symbol "SHP" and on the NASDAQ Stock Market under the symbol "SHPG."

        Termination Fees.    The Board considered the fact that the Company must pay Shire a termination fee of $127.14 million if the Merger Agreement is terminated in certain circumstances, or if, within one (1) year following such termination, the Company consummates another transaction meeting certain criteria, including the possibility that such fee may, if the Merger Agreement is terminated under certain circumstances, be considered by the Company in determining whether to engage in another transaction for up to one (1) year following the termination date. The Board determined that these termination fee provisions were reasonable and that they would be unlikely to deter a third party from making a superior proposal. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by SPHIL as a condition to entering into the Merger Agreement.

        Potential Conflicts of Interest.    The Board considered the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from or in addition to those of the Company's stockholders generally.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

(c)   Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including section 16(b) of the Exchange Act each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person, other than Shares issuable upon the exercise of options or Shares over which such individual does not have dispositive authority.

(d)   Opinion of Goldman, Sachs & Co., Financial Advisor to the Company.

        In connection with the proposed transaction, Goldman Sachs rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of November 11, 2013, and based upon and subject to the factors and assumptions set forth in its written opinion, the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated November 11, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Stockholders of the Company are urged to read the opinion carefully and in its entirety. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the proposed transaction. Goldman Sachs' opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five (5) fiscal years ended December 31, 2012;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, which were approved for Goldman Sachs' use by the Company (the "Risk-Adjusted Projections"), as summarized below under "(e) Certain Financial Projections—The Risk-Adjusted Projections."

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the Company's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for the independent verification thereof. In that regard, Goldman Sachs assumed with the Company's consent that the Risk-Adjusted Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that the proposed transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs' analyses.

        Goldman Sachs' opinion did not address the underlying business decision of the Company to engage in the proposed transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addressed only the fairness from a financial point of view to the holders (other than Shire and its affiliates) of Shares, as of the date of its written opinion, of the $50.00 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Shire or the ability of the Company or Shire to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the proposed transaction and its opinion does not constitute a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. Goldman Sachs' analyses and the summary below must be considered as a whole and selecting portions of its analyses and factors could create a misleading or incomplete view of Goldman Sachs' analyses and opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 8, 2013, the last trading day prior to the date Goldman Sachs rendered its opinion to the Board, and is not necessarily indicative of current market conditions.

        Analysis of $50.00 Per Share Price.    Goldman Sachs analyzed the $50.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement in relation to (i) the closing Share price on May 2, 2013, the date prior to receipt of Shire's initial proposal, (ii) the closing Share price on June 14, 2013, the last trading date prior to press reports concerning rumors of a potential sale of the Company and (iii) the closing Share price on September 12, 2013, the last trading day prior to press reports concerning rumors of interest in an acquisition of the Company by Shire and another party, in addition to, for each of the June 14, 2013 and September 12, 2013 dates, the high price of the Shares for the 52-week period prior to such date and the average closing prices of Shares for the one-month and three-month periods ended on such dates.

        This analysis indicated that the $50.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement represented:

  •
  a premium of 102% to the closing Share price on May 2, 2013;

  •
  a premium of 84% to the closing Share price on June 14, 2013;

  •
  a premium of 64% to the closing Share price on September 12, 2013;

  •
  a premium of 63% to the 52-week high trading price for the Shares as of June 14, 2013;

  •
  a premium of 86% to the average closing price for the Shares over the one-month period ended June 14, 2013;

  •
  a premium of 94% to the average closing price for the Shares over the three-month period ended June 14, 2013;

  •
  a premium of 43% to the 52-week high trading price for the Shares as of September 12, 2013;

  •
  a premium of 65% to the average closing price for the Shares over the one-month period ended September 12, 2013; and

  •
  a premium of 64% to the average closing price for the Shares over the three-month period ended September 12, 2013.

        Goldman Sachs also calculated the following multiples for the Company based on the $50.00 per Share to be paid to holders of Shares pursuant to the Merger Agreement:

  •
  implied enterprise value of the Company as a multiple of estimated 2013, 2014 and 2015 revenue for the Company;

  •
  implied enterprise value of the Company as a multiple of estimated 2013, 2014 and 2015 EBITDA for the Company; and

  •
  $50.00 per Share as a multiple of estimated earnings per Share for 2013, 2014 and 2015.

        For purposes of the foregoing, Goldman Sachs calculated an implied enterprise value for the Company by multiplying the $50.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement by the number of the Company's fully diluted Shares outstanding (calculated on a treasury method basis and based on information provided by the Company's management) and reducing the result by the amount by which the Company's cash and short-term investments as of September 30, 2013, exceeded its indebtedness as of that date (as provided by management of the Company). Goldman Sachs calculated the foregoing multiples, using both the most recent estimates for the Company published by the Institutional Brokers' Estimate System ("IBES") and the Risk-Adjusted Projections. The following table shows the results of these calculations:

	IBES Estimates	Risk-Adjusted Projections
Enterprise Value/Revenue
2013E	8.6x	8.6x
2014E	6.8x	6.6x
2015E	5.6x	5.4x
Enterprise Value/EBITDA
2013E	NM	44.4x
2014E	28.3x	22.9x
2015E	21.0x	19.6x
PE Multiple
2013E	NM	NM
2014E	57.1x	54.8x
2015E	30.0x	37.9x

"NM" = not meaningful.

        Illustrative Discounted Cash Flow Analysis.    Goldman Sachs performed a discounted cash flow analysis to determine a range of illustrative present values per Share based on the Risk-Adjusted Projections. Goldman Sachs calculated a range of illustrative enterprise values for the Company by discounting to present value as of September 30, 2013, using discount rates ranging from 11.0% to 13.0% (reflecting an estimate of the Company's weighted average cost of capital), (i) estimates of the unlevered free cash flow expected to be generated by the Company during the last quarter of 2013 and from 2014 through 2022 as reflected in the Risk-Adjusted Projections and (ii) a range of illustrative terminal values for the Company as of December 31, 2022 calculated by Goldman Sachs by applying perpetuity growth rates ranging from 0.0% to 2.0% to the terminal year estimate of the Company's unlevered free cash flow based on the Risk-Adjusted Projections. The range of perpetuity growth rates used was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Risk-Adjusted Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Stock-based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow. Goldman Sachs added to the range of illustrative enterprise values by calculating the amount by which the Company's cash and short-term investments as of September 30, 2013, exceeded its indebtedness as of that date, as provided by management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs divided this range by the number of the Company's fully diluted Shares (calculated on a treasury method basis and based on information provided by the Company's management) to derive a range of illustrative present values per Share of $42.63 to $60.08.

  Relative Trading Multiples Analysis.

        Goldman Sachs calculated and compared multiples for the Company with corresponding public market multiples for certain selected companies. Although none of the selected companies is directly comparable to the Company, the selected companies were chosen because they are publicly traded companies that, in Goldman Sachs' professional judgment, are in the biotechnology industry and have operations that may, in certain respects, be considered similar to the operations of the Company. The selected companies were:

  •
  Actelion Ltd.

  •
  Alexion Pharmaceuticals, Inc.

  •
  Ariad Pharmaceuticals, Inc.

  •
  Auxilium Pharmaceuticals, Inc.

  •
  BioMarin Pharmaceutical Inc.

  •
  Cubist Pharmaceuticals Inc.

  •
  Incyte Corporation

  •
  Salix Pharmaceuticals, Ltd.

  •
  Seattle Genetics, Inc.

  •
  The Medicines Company

  •
  United Therapeutics Corporation

  •
  Vertex Pharmaceuticals

        For each of the selected companies and the Company, Goldman Sachs calculated

  •
  its enterprise value as a multiple of the most recent estimates of 2014 revenues and EBITDA for the company published by IBES (and, in the case of the Company, the estimates of the Company's 2014 revenues and EBITDA reflected in the Risk-Adjusted Projections); and

  •
  its closing share price as of November 8, 2013 (and, in the case of the Company, the closing Share price as of June 14, 2013, the last trading date prior to press reports concerning rumors of a potential sale of the Company) as a multiple, referred to as the "PE Multiple," of the most recent estimates of 2013 and 2014 EPS for the company published by IBES (and, in the case of the Company, the estimates of the Company's 2013 and 2014 EPS reflected in the Risk-Adjusted Projections).

        For each of the selected companies, its enterprise value was calculated by multiplying the number of the company's fully diluted shares outstanding (calculated on a treasury method basis and based on information in the company's most recent filings with the SEC) by its closing share price as of November 8, 2013 and adding to the result the company's total indebtedness less its cash and short-term investments as reflected on its most recent publicly available financial statements. For the Company, its enterprise value was calculated by multiplying the number of the Company's fully diluted Shares outstanding (calculated on a treasury method basis and based on information provided by the Company's management) by the closing Share price as of June 14, 2013, the last trading date prior to press reports concerning rumors of a potential sale of the Company, and reducing the result by the amount by which the Company's cash and short-term investments as of September 30, 2013 exceeded its indebtedness as of that date (as provided by management of the Company).

Company Multiples
Median Multiples for Selected Companies
		IBES	Risk-Adjusted Projections
Enterprise Value/2014E Revenue	5.0x	3.4x	3.2x
Enterprise Value/2014E EBITDA	15.6x	16.1x	10.9x
PE Multiple
2013E	30.2x	NM	NM
2014E	19.4x	35.7x	29.1x

"NM" = not meaningful.

        Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, using the Risk-Adjusted Projections. For purposes of this analysis, Goldman Sachs calculated implied future values per Share as of September 30 of 2016 and 2017 by applying illustrative price to forward earnings per share multiples ranging from 20x to 30x to estimated earnings per Share for 2016 and 2017 as reflected in the Risk-Adjusted Projections. Goldman Sachs selected the illustrative price to forward earnings per share multiples used for purposes of this analysis based on its review of the multiples it calculated as described above under "Relative Trading Multiples Analysis" and utilizing its professional judgment and experience. The resulting implied future values per Share were then discounted to present value as of September 30, 2013 using discount rates of 11.0% and 13.0%, reflecting estimates of the Company's cost of equity. This analysis resulted in an illustrative range of implied present values per Share of $33.36 to $55.40.

        Premia Paid Analysis.    Goldman Sachs calculated and analyzed the acquisition premia paid in mergers and acquisitions transactions involving publicly traded targets announced since June 2008 where the consideration paid implied an enterprise value for the target company of between $500 million and $7 billion and where, in Goldman Sachs' professional judgment, the target company was in the biotechnology industry. The premia paid in each transaction were calculated relative to (i) the target's closing share price one day prior to announcement or the last undisturbed share price of the target where relevant, (ii) the target company's average closing price over the one (1) month and three (3) months prior to announcement and (iii) the target company's 52-week high share price prior to announcement.

        The selected transactions reviewed and analyzed by Goldman Sachs are as follows:

Target	Acquiror	Announced Date
MAP Pharmaceuticals, Inc.	Allergan, Inc.	January 22, 2013
Human Genome Sciences, Inc.	GlaxoSmithKline plc	July 16, 2012
Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company	June 29, 2012
Ardea Biosciences, Inc.	AstraZeneca Plc	April 23, 2012
Micromet Inc.	Amgen Inc.	January 26, 2012
Inhibitex Inc.	Bristol-Myers Squibb Company	January 7, 2012
Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	May 2, 2011
Clinical Data, Inc.	Forest Laboratories, Inc.	February 22, 2011
Crucell NV	Johnson & Johnson	September 17, 2010
ZymoGenetics, Inc.	Bristol-Myers Squibb Company	September 7, 2010
Abraxis Bioscience Inc.	Celgene Corporation	June 30, 2010
OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	May 16, 2010
Medarex, Inc.	Bristol-Myers Squibb Company	July 22, 2009
Cougar Biotechnology, Inc.	Johnson & Johnson	May 21, 2009
CV Therapeutics, Inc.	Gilead Sciences, Inc.	March 12, 2009
Imclone Systems Inc.	Eli Lilly & Co.	October 6, 2008
Speedel Holding AG	Novartis AG	July 9, 2008
Tercica, Inc.	Ipsen, S.A.	June 4, 2008

        While none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the transactions involved target companies that, for purposes of analysis, may be considered similar to the Company.

        The following table presents the results of Goldman Sachs' calculations:

Premia	1-Day	1-Month	3-Month	52-week High
High	163%	116%	202%	72%
Mean	69%	74%	83%	30%
Median	59%	74%	70%	31%
Low	16%	24%	36%	(52)%

        Based on its review of the premia paid in the selected transactions and based on its professional judgment and experience, Goldman Sachs applied illustrative premia ranging from 40% to 90% to the closing Share price on June 14, 2013, the last trading day prior to press reports concerning rumors of a potential sale of the Company, to derive an illustrative range of consideration values per Share of $38.02 to $51.60. Goldman Sachs also applied this range of illustrative premia to the closing Share price on September 12, 2013, the last trading day prior to press reports concerning rumors of interest in an acquisition of the Company by Shire and another party, to derive an illustrative range of consideration values per Share of $42.66 to $57.89.

  General.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Shire and its affiliates) of the Shares, as of November 11, 2013, of the $50.00 per Share in cash to be paid to for each Share pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results (such as the Risk-Adjusted Projections) are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those reflected in the Risk-Adjusted Projections.

        The $50.00 per Share in cash to be paid pursuant to the Merger Agreement was determined through arm's-length negotiations between the Company and Shire and was approved by the Board. Goldman Sachs provided advice to the Board during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction.

        As described above, Goldman Sachs' opinion was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its opinion to the Board and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs attached as Annex B.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Shire and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the proposed transaction. In addition, Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a participant in the Company's revolving credit facility (aggregate principal amount of $200 million) since September 2011. During the two (2) years ended November 11, 2013, the Investment Banking Division of Goldman Sachs had received fees for services provided to the Company and its affiliates of approximately $100,000. Goldman Sachs has also provided certain investment banking services to Shire and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a participant in Shire's revolving credit facility (aggregate principal amount of $1,200 million) since October 2010. During the two (2) years ended November 11, 2013, the Investment Banking Division of Goldman Sachs had received fees for services provided to Shire and its affiliates of approximately $500,000. Goldman Sachs may also in the future provide investment banking services to the Company, Shire and their respective affiliates for which its Investment Banking Division may receive compensation.

        Furthermore, concurrent with the issuance and public offer of the Company's 2017 Convertible Notes in March 2007, for which Goldman Sachs acted as sole bookrunning manager, the Company entered into convertible note hedge and issuer warrant transactions with respect to Shares (collectively, the "Call Spread Transactions") with Wells Fargo Bank, National Association ("Wells Fargo") (with respect to 25% of the Call Spread Transactions), and another counterparty (with respect to 75% of the Call Spread Transactions) consisting of the purchase by the Company of call options with respect to $250 million aggregate principal amount of 2017 Convertible Notes (which call options were exercisable into up to an aggregate of 13,249,950 Shares as of the date of issuance of the 2017 Convertible Notes), and the sale by the Company of warrants in respect of aggregate of 13,249,950 Shares. Concurrently, an affiliate of Goldman Sachs entered into a matching convertible note hedge and warrant transaction with Wells Fargo as a result of which such affiliate of Goldman Sachs is the Company's relevant economic counterparty with respect to the Company's Call Spread Transactions with Wells Fargo. In March 2009, the Company repurchased 2017 Convertible Notes with an aggregate principal amount of approximately $45 million and, in connection therewith, extinguished approximately 18% of each of the convertible note hedge and issuer warrant transactions. Substantially all of the balance of the convertible note hedge and issuer warrant transactions remain in place as of the date hereof. In accordance with the terms of the convertible note hedge and issuer warrant transactions, if the Offer and the contemplated second-step Merger is consummated, the balance of the convertible note hedge transactions would be exercised as holders of the 2017 Convertible Notes convert their 2017 Convertible Notes, which would require an affiliate of Goldman Sachs to make a cash payment to Wells Fargo for the convertible note hedge transactions for which the affiliate of Goldman Sachs is the economic counterparty in an amount equal to the lesser of the fair value of the convertible note hedge transactions that are exercised and the value of the shares, including any make-whole shares, that are delivered to the holders of the 2017 Convertible Notes above par upon settlement of the 2017 Convertible Notes, and Wells Fargo in turn would be required to pay an equivalent amount to the Company under the corresponding transaction between Wells Fargo and the Company. If the Offer is consummated, the issuer warrant transactions would be concurrently terminated and the affiliate of Goldman Sachs that is the economic counterparty thereto would be entitled to receive from Wells Fargo, which would receive from the Company, a cash payment equal to the fair value of such issuer warrant transactions. If not otherwise agreed by the parties, if the Offer is consummated, the amount payable under the convertible note hedge transactions and the issuer warrant transactions in respect of which an affiliate of Goldman Sachs is the economic counterparty will be determined by such affiliate of Goldman Sachs in good faith and in a commercially reasonable manner as the calculation agent with respect to such transactions.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement, dated May 9, 2013, the Board engaged Goldman Sachs to act as its financial advisor in connection with, and to participate in certain of the negotiations leading to, the proposed transaction. Pursuant to the terms of this engagement letter, Goldman Sachs is entitled to an announcement fee of $1.75 million and the Company has agreed to pay Goldman Sachs a transaction fee of approximately $34 million (less the announcement fee) if the transaction is consummated. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses arising, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise, out of its engagement.

(e)   Certain Financial Projections.

        The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with the Company's annual strategic planning process, management of the Company prepares long-range non-risk-adjusted financial projections for the

Company. In connection with the Company's 2013 strategic planning process, management of the Company prepared certain long-range, non-risk-adjusted, non-United States generally accepted accounting principles ("non-GAAP") financial projections for the fiscal years 2013 through 2022 based on projections for the entire Company, which were reviewed with the Board, refined over time and ultimately presented to Shire (the "Non-Risk-Adjusted Projections"). The Non-Risk-Adjusted Projections were provided to the Board and the Company's financial advisor, Goldman Sachs, and were provided to SPHIL in connection with its due diligence review of the Company. In September 2013, at the Board's request and in connection with the Board's evaluation of the Offer and the Merger, the Company prepared certain long-range, risk-adjusted, non-GAAP financial projections for fiscal years 2013 through 2022 reflecting Company's management's weighted estimates of the probability of occurrence of certain business scenarios for the Company, including the likelihood of regulatory approval and commercial viability of the Company's Cinryze, Plenadren, Buccolam, Maribavir, Meritage, OX1, Vancocin and other products (collectively, the "Risk-Adjusted Projections"). The key assumptions underlying the Risk-Adjusted Projections, as compared to the Non-Risk-Adjusted Projections, are: the therapeutic area for which product candidates are being developed, degree of unmet medical need, whether a product candidate is a new molecular entity or is a new indication or new formulation of an existing product, the stage of clinical development, the nature of existing clinical data generated to date, the likelihood of regulatory approval, commercial viability, competition, potential pricing and reimbursement rates. The Risk-Adjusted Projections were provided to and considered by the Board in connection with its evaluation of the Offer and the Merger and the Offer Price in comparison to the Company's strategic alternatives, and the Board directed Goldman Sachs to use the Risk-Adjusted Projections in its evaluation of the fairness of the Offer Price to the stockholders of the Company summarized above under "(d) Opinion of Goldman, Sachs & Co., Financial Advisor to the Company," as such projections reflected management's best current estimate of the Company's future financial performance. The Risk-Adjusted Projections were not provided to SPHIL or its financial advisors. In preparing the foregoing financial projections, management of the Company assumed that the Company would continue to operate as a going concern after 2022 and continue to generate new drug candidates, but management could not reasonably prepare projections after fiscal year 2022.

        The information set forth below is included solely to give the Company's stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to decide to tender its Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

        The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Non-Risk-Adjusted Projections or the Risk-Adjusted Projections, or expressed any opinion or any other form of assurance on such information or its achievability.

        The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections were prepared for different and distinct analytical purposes, and each reflect numerous estimates and assumptions made by the Company with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections reflect management's subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Non-Risk-Adjusted Projections and the

Risk-Adjusted Projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company's performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under "Risk Factors" in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2012, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections cannot, therefore, be considered a guaranty of future operating results, and the Non-Risk-Adjusted Projections and the Risk-Adjusted Projections should not be relied upon as such.

        The inclusion of the Non-Risk-Adjusted Projections and the Risk-Adjusted Projections should not be regarded as an indication that the Company or its representatives then considered, or now considers, the Non-Risk-Adjusted Projections and the Risk-Adjusted Projections to be material information of the Company or necessarily indicative of actual future events, and this information should not be relied upon as such. The Company views the Non-Risk-Adjusted Projections and the Risk-Adjusted Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, SPHIL, Purchaser, Shire, or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the Non-Risk-Adjusted Projections or the Risk-Adjusted Projections if any of such projections becomes inaccurate (even in the short term).

        The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company's public filings with the SEC. The Non-Risk-Adjusted Projections and the Risk-Adjusted Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Non-Risk-Adjusted Projections and the Risk-Adjusted Projections included in this Schedule 14D-9.

The Non-Risk-Adjusted Projections.

        In connection with the Company's 2013 strategic planning process, the Company's management prepared the Non-Risk-Adjusted Projections to show long-range financial forecasts for the entire Company for fiscal years 2013 to 2022. These projections do not reflect alternative business scenarios, either upside and downside, for the Company's Cinryze, Plenadren, Buccolam, Maribavir, Meritage, OX1, Vancocin or other products.

Non-Risk-Adjusted Projections—($ in millions)

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022

Net Revenue:	$449	$584	$715	$846	$1,021	$1,332	$1,728	$2,190	$2,511	$2,892

COGS	105	137	217	255	305	383	462	535	587	652

Gross Profit	$345	$446	$499	$591	$716	$950	$1,266	$1,655	$1,923	$2,240

Operating Expenses
S&M	80	79	85	98	135	153	179	197	201	181
R&D	77	99	116	105	110	116	122	128	134	141
Med Affairs	26	25	22	36	40	41	37	38	39	37
G&A	78	82	90	95	107	115	119	124	128	133
Amortization	32	32	27	27	39	50	50	50	50	50

EBIT	$51	$130	$160	$231	$286	$476	$760	$1,120	$1,372	$1,699

EBITDA	$87	$166	$191	$262	$329	$530	$814	$1,174	$1,426	$1,752

The Risk-Adjusted Projections.

        In connection with the Board's evaluation of the Offer and the Merger, the Company's management prepared the Risk-Adjusted Projections to show long-range risk-adjusted financial forecasts regarding the Company for fiscal years 2013 to 2022. The key assumptions underlying the Risk-Adjusted Projections, as compared to the Non-Risk-Adjusted Projections, are: the therapeutic area for which product candidates are being developed, degree of unmet medical need, whether a product candidate is a new molecular entity or is a new indication or new formulation of an existing product, the stage of clinical development, the nature of existing clinical data generated to date, the likelihood of regulatory approval, commercial viability, competition, and potential pricing and reimbursement rates. The Risk-Adjusted Projections, which were used for analytical purposes, focus on the potential value of the Company's programs assuming certain product development, regulatory and commercial outcomes with respect to the Company's products and weighing management's estimates of the probability of each of those scenarios occurring.

Risk-Adjusted Projections—($ in millions)

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022

Net Revenue:	$449	$583	$711	$831	$942	$1,070	$1,254	$1,493	$1,661	$1,867

COGS	105	137	216	249	283	312	350	396	428	468

Gross Profit	$345	$446	$495	$582	$659	$758	$905	$1,098	$1,234	$1,400

Operating Expenses
S&M	80	79	84	92	114	122	134	142	143	134
R&D	77	93	105	82	103	110	116	126	133	139
Med Affairs	26	25	22	30	32	33	32	31	31	30
G&A	78	81	90	94	103	107	111	115	118	123
Amortization	32	32	27	27	34	35	35	35	35	35

EBIT	$51	$136	$168	$256	$273	$351	$475	$648	$773	$938

EBITDA	$87	$172	$199	$287	$311	$390	$515	$687	$812	$977

EPS	$0.28	$0.93	$1.33	$2.41	$2.80	$3.69	$4.61	$5.80	$6.76	$8.01

Unlevered Free Cash Flow(1)	$(17)	$11	$68	$168	$209	$235	$370	$493	$586	$702

(1)
Unlevered Free Cash Flow is defined as EBIT, less taxes on EBIT, plus depreciation and amortization, less capital expenditures, changes in working capital and milestone payments. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the proposed transaction. In addition, Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a participant in the Company's revolving credit facility (aggregate principal amount of $200 million) since September 2011. During the two (2) years ended November 11, 2013, the Investment Banking Division of Goldman Sachs had received fees for services provided to the Company and its affiliates of approximately $100,000. Goldman Sachs has also provided certain investment banking services to Shire and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a participant in Shire's revolving credit facility (aggregate principal amount of $1,200 million) since October 2010. During the two (2) years ended November 11, 2013, the Investment Banking Division of Goldman Sachs had received fees for services provided to Shire and its affiliates of approximately $500,000. Goldman Sachs may also in the future provide investment banking services to the Company, Shire and their respective affiliates for which its Investment Banking Division may receive compensation.

Derivative Transactions.

        In March, 2007, the Company issued the 2017 Convertible Notes, for which Goldman Sachs acted as underwriter and sole bookrunning manager. In connection with its issuance of the 2017 Convertible Notes, the Company entered into the Call Spread Transactions with Wells Fargo (with respect to 25% of the Call Spread Transactions) and another counterparty (with respect to 75% of the Call Spread Transactions). Concurrently, an affiliate of Goldman Sachs entered into matching convertible note hedge and warrant transactions with Wells Fargo (the "Matching Arrangement") as a result of which such affiliate of Goldman Sachs is the Company's relevant economic counterparty with respect to the Company's Call Spread Transactions with Wells Fargo.

        The convertible note hedge transactions, which were intended to offset a portion of the potentially dilutive effect on the Company's stockholders of the conversion of the 2017 Convertible Notes, consisted of the purchase by the Company from Wells Fargo and the other counterparty of call options with respect to the $250 million in aggregate principal amount of the 2017 Convertible Notes (which call options were exercisable into up to an aggregate of 13,249,950 Shares as of the date of issuance of the 2017 Convertible Notes). By their terms, the convertible note hedge transactions terminate at maturity of the 2017 Convertible Notes or any earlier date on which all of the 2017 Convertible Notes are no longer outstanding due to conversion or otherwise. The Company paid approximately $92.3 million for the convertible note hedge transactions.

        The issuer warrant transactions, which were intended to partially offset the cost to the Company of the convertible note hedge transactions, consisted of the sale by the Company to Wells Fargo and the other counterparty of warrants in respect of a total of 13,249,950 Shares. The Company received approximately $69.0 million from the sale of the issuer warrant transactions, resulting in a net cost to the Company of the Call Spread Transactions of approximately $23.3 million (of which approximately $0.81 million was paid by the Company to Wells Fargo, which Wells Fargo paid to an affiliate of Goldman Sachs pursuant to the Matching Arrangement).

        In March 2009, the Company repurchased 2017 Convertible Notes with an aggregate principal amount of $45 million and, in connection therewith, the Company unwound a portion of the convertible note hedge transactions corresponding to those 2017 Convertible Notes (which related to approximately 2.38 million Shares) and repurchased warrants in respect of an equal number of Shares. In addition, since March 2009, $0.01 million aggregate principal amount of 2017 Convertible Notes have been converted by the holders thereof and, in connection therewith, a corresponding portion of the convertible note hedge transactions were exercised. As of the date hereof, pursuant to the convertible note hedge transactions, the Company holds call options in respect of an aggregate of $204.99 million in principal amount of the 2017 Convertible Notes (which are exercisable into up to approximately 10,864,323 Shares), and there are warrants outstanding in respect of a total of 10,864,959 Shares.

        As a result of the Call Spread Transactions in respect of which an affiliate of Goldman Sachs is the relevant economic counterparty, Goldman Sachs has exposure to market fluctuations in the price of the Shares. Goldman Sachs' ordinary practice is to hedge its net market exposure to the price of the common stock underlying private derivative transactions with issuers of such common stock such as the Call Spread Transactions. In connection with the Call Spread Transactions, Goldman Sachs and its affiliates have engaged, and will continue to engage, in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to Shares) that are generally intended to substantially neutralize Goldman Sachs' exposure as a result of the Call Spread Transactions to changes in the price of the Shares. At the close of business on November 8, 2013, Goldman Sachs, together with its affiliates, held approximately 156,000 Shares as its long hedge position in respect of the Call Spread Transactions. Goldman Sachs and its affiliates are expected to continue to engage in hedging activities in accordance with applicable law to mitigate its exposure to market fluctuations in the price of Shares resulting from the Call Spread Transactions. Such hedging activity has been, and will be, at Goldman Sachs' (or any such affiliate's) own risk and may result in a gain or loss to Goldman Sachs (or such affiliate) that may be greater than or less than the contractual benefit to an affiliate of Goldman Sachs under the Call Spread Transactions. The amount of any such gain or loss will not be known until the convertible note hedge and issuer warrant transactions have been exercised, expired or cancelled in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

        The convertible note hedge transaction with Wells Fargo generally requires Wells Fargo to deliver to the Company (and under the Matching Arrangement, an affiliate of Goldman Sachs must deliver to Wells Fargo) in respect of each 2017 Convertible Note that is surrendered for conversion, 25% of the number of Shares that the Company is required to deliver under the terms of the indenture governing the 2017 Convertible Notes, based on a conversion price of $18.87 per Share. The other counterparty to the convertible note hedge transaction is required to deliver to the Company the other 75% of such Shares. In the case of conversion of the 2017 Convertible Notes in connection with certain fundamental changes, including the consummation of the Offer, Wells Fargo would be required to deliver to the Company (and under the Matching Arrangement an affiliate of Goldman Sachs would be required to deliver to Wells Fargo), in lieu of Shares, cash for its portion of the convertible note hedge transactions that are exercised. The amount of the cash payment would be equal to the lesser of the fair value of the convertible note hedge transactions that are exercised and the value of the Shares, including any make-whole Shares, that otherwise were to be delivered to the holders of the 2017 Convertible Notes upon conversion of the 2017 Convertible Notes.

        Under the terms of the issuer warrant transactions, Wells Fargo has the right to purchase up to 2,716,080.75 Shares from the Company at a strike price of approximately $24.92 per Share. The issuer warrant transactions are settled on a cashless basis and automatically exercised in equal (or as near equal as possible) installments on each of the sixty (60) consecutive trading days beginning on June 13, 2017. In accordance with their terms, upon the occurrence of certain events, including certain mergers and tender offers (such as the Offer and the second-step Merger) (any such transaction, a "cancellation event"), the issuer warrant transactions would be expected to be cancelled and Wells Fargo would be entitled to receive a payment from the Company equal to the fair value of such issuer warrant transactions (such payment amount, the "cancellation amount"). Under the Matching Arrangement, an affiliate of Goldman Sachs would, in turn, be entitled to receive a payment from Wells Fargo in an amount equal to the cancellation amount.

        If not otherwise agreed by the parties, the amounts payable under the convertible note hedge transactions and the issuer warrant transactions in respect of which an affiliate of Goldman Sachs is the relevant economic counterparty are expected to be determined by such affiliate of Goldman Sachs in good faith and a commercially reasonable manner as calculation agent with respect to such transactions. Each of the foregoing amounts will vary depending on the actual closing date of the Offer and the second-step Merger, the value of the issuer warrant transactions, the actual conversion date(s) for the 2017 Convertible Notes, and market conditions (including interest rates and volatility) at the time of exercises and settlements and may be significantly different from the amounts described above. As the factors affecting the amount of these payments change, and as Goldman Sachs (or one or more of its affiliates) has hedged its position under the portion of the Call Spread Transactions for which an affiliate of Goldman Sachs is the relevant economic counterparty, the consummation of the Offer and the second-step Merger could result in payments to or from an affiliate of Goldman Sachs that are greater than, equal to, or less than the amount of the payments that would have been received or paid by the affiliate of Goldman Sachs upon exercise, expiration or cancellation of the Call Spread Transactions in the absence of any cancellation event. In considering Goldman Sachs' engagement as the Company's financial advisor in connection with a potential sale of the Company, the Board and a committee thereof reviewed and discussed the Call Spread Transactions, including information provided to the Board by Goldman Sachs regarding the potential impact of a sale transaction on the Call Spread Transactions and its affiliate's hedging position related thereto, the Goldman Sachs affiliate's position as economic counterparty to a portion of the Call Spread Transactions and the potential conflict of interest resulting therefrom. In particular, the Board and the committee considered that the timing and price of any fundamental transaction (such as consummation of the Offer) will affect the determination of the amounts payable under the convertible note hedge transactions and the issuer warrant transactions (and, pursuant to the Matching Arrangement, the amount of the payments that will be received or paid by the Goldman Sachs affiliate), and concluded, based upon their review of information available to it, that having Goldman Sachs serve as financial advisor to the Company did not constitute a conflict of interest. The Board then authorized the Company to engage Goldman Sachs to serve as its financial advisor in connection with a potential sale of the Company. In connection with the delivery of its fairness opinion described in "Item 4. The Solicitation or Recommendation—Opinion of Goldman Sachs & Co., Financial Advisor to the Company" Goldman Sachs provided to Company's management and the Board updated information regarding the potential impact of the Offer on the Call Spread Transactions and its affiliate's hedging position related thereto.

        If the Offer would have been consummated on November 22, 2013, Goldman Sachs estimates that, upon consummation of the Offer, (i) the cancellation amount payable by the Company to Wells Fargo under the issuer warrant transactions with Wells Fargo, and in turn payable by Wells Fargo to an affiliate of Goldman Sachs under the Matching Arrangement, would have been approximately $76.0 million and (ii) the aggregate amount that would have been payable by an affiliate of Goldman Sachs to Wells Fargo, and the amount Wells Fargo in turn would have been required to pay to the Company under the convertible note hedge transactions, would have been approximately $86.8 million. Goldman Sachs has advised the Company that, as a result of the proposed transaction, assuming the Offer was consummated on November 22, 2013, and taking into account Goldman Sachs' (and its affiliates') customary hedging practices in connection with the Call Spread Transactions as described above, Goldman Sachs estimates its affiliate would realize a gain of approximately $2.8 million in respect of the Call Spread Transactions. The amount of any gain or loss will not be known until the convertible note hedge and issuer warrant transactions have been exercised, expired or cancelled in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

        During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the following exercises of options made in the ordinary course of business in connection with the Company's 2000 Employee Stock Purchase Plan:

Name	Date of Transaction	Number of Shares	Purchase Price
Vincent Milano	10/31/2013	515	$21.56
Colin Broom	10/31/2013	507	$21.56
Daniel Soland	10/31/2013	482	$21.56
Peter Wolf	10/31/2013	452	$21.56
John J. Kirby	10/31/2013	60	$21.56

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as otherwise set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

(a)   Section 203 of the Delaware Business Combination Statute.

        As a Delaware corporation, the Company is subject to section 203 of the DGCL. In general, section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three (3) years following the date such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." The Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of section 203 of the DGCL.

        A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting the application of such laws.

(b)   Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time are entitled to appraisal rights in connection with the Merger under section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in section 262 of the DGCL and in this summary to a "stockholder" or "holder of Shares" are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Under section 262 of the DGCL, where a merger is approved under section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and December 15, 2013, deliver to ViroPharma at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform ViroPharma of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

Written Demand by the Record Holder.

        All written demands for appraisal should be addressed to ViroPharma Incorporated, 730 Stockton Drive, Exton, Pennsylvania 19341, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

Filing a Petition for Appraisal.

        Within one hundred and twenty (120) days after the Merger Effective Time, but not thereafter, the surviving corporation, or any holder of Shares who has complied with section 262 of the DGCL and is entitled to appraisal rights under section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. ViroPharma is under no obligation to and has no present intention to file a petition and holders should not assume that ViroPharma will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in section 262 of the DGCL.

        Within one hundred and twenty (120) days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the surviving corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under section 262 of the DGCL. Although ViroPharma believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Shire nor ViroPharma anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of

Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder's certificates. The Delaware Court of Chancery's decree may be enforced as other decrees in such court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

        If any stockholder who demands appraisal of Shares under section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within one hundred and twenty (120) days after the Merger Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with section 262 of the DGCL and accept the merger consideration.

        At any time within sixty (60) days after the Merger Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (i) that any such attempt to withdraw made more than sixty (60) days after the Merger Effective Time will require written approval of the surviving corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger within sixty (60) days.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of ViroPharma's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of ViroPharma desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

(c)   Stockholder Approval Not Required.

        Neither Shire nor Purchaser is, nor at any time for the past three (3) years has been, an "interested stockholder" of ViroPharma as defined in section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company's stockholders, in accordance with section 251(h) of the DGCL.

(d)   Regulatory Approvals.

        The Offer is conditioned upon, among other things, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the "HSR Act"), and the termination of review or approval of the transaction by the United Kingdom Office of Fair Trading ("UK OFT"). See "Section 15—Conditions to the Offer" in the Offer to Purchase.

U.S. Antitrust

        Under the HSR Act, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        Each of SPHIL and the Company currently expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on or around November 25, 2013. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, fifteen (15) calendar days after SPHIL makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants "early termination" of the waiting period, or it may be lengthened if SPHIL voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information or documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten (10) calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of SPHIL, the Company, Purchaser and the Antitrust Division or the FTC, as applicable.

United Kingdom

        Under the United Kingdom Enterprise Act 2002, which will apply to the Offer and the Merger, the UK OFT has a duty to refer the proposed acquisition to the Competition Commission if the UK OFT believes that it is or may be the case that (i) the acquisition will result in the creation of a relevant merger situation and (ii) the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services. The UK OFT may however accept undertakings in lieu of reference, in order to remedy competition concerns arising from the acquisition.

        Where the UK OFT decides to refer, the Competition Commission must determine whether the proposed acquisition may be expected to have an anti-competitive outcome. If no such outcome is anticipated, the Competition Commission will issue a clearance decision. Where, however, adverse effects may be expected to result from the acquisition, the Competition Commission can either prohibit the acquisition or else order that remedies be implemented in order to mitigate or prevent such adverse effects.

        Purchaser intends to file an informal submission in respect of the Offer and the Merger with the UK OFT, so that the UK OFT may assess whether to refer the Offer and the Merger to the Competition Commission.

  Regulatory Review

        The Antitrust Division, the FTC and the UK OFT frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Shire's or the Company's assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Merger has not been obtained (or any such waiting period or review period has terminated or expired, or any such approval has been obtained, subject to or conditioned upon the imposition of certain burdensome conditions), Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated (without the imposition of such burdensome conditions). See "Section 15—Conditions to the Offer" in the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and "Section 13—The Transaction Documents—The Merger Agreement—Termination" in the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

(e)   Section 14(f) Information Statement.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(f)    Golden Parachute Compensation.

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of the Company that is either based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute compensation" by the applicable SEC executive compensation disclosure rules.

        The table below assumes that the closing of the Offer and the Merger occur on December 31, 2013, and the employment of each named executive officer of the Company ceases as a result of termination by the Company without cause or termination by the applicable named executive officer for good reason on that date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may be received by a named executive officer may differ in material respects from the amounts set forth. In addition, the amounts set forth in the table do not take into account any reduction that may be imposed with respect to any so-called "golden parachute payments" under section 280G of the Code.

	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Vincent J. Milano	2,362,500	26,302,318	23,786	28,688,604
Charles A. Rowland	1,452,500	8,139,333	24,565	9,616,398
Colin Broom	1,470,000	8,139,333	23,786	9,633,119
Daniel Soland	1,750,000	10,808,632	25,772	12,584,404
Robert Pietrusko	1,435,000	8,139,333	19,077	9,593,410

(1)
Each named executive officer has an Amended and Restated Change in Control Agreement with the Company. The CIC Agreements were entered into on January 6, 2011, and were not amended or otherwise modified in any respect in anticipation of, or in connection with, the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The CIC Agreements provide that if a named executive officer's employment with the Company ceases as a result of a termination by the Company without cause or a termination by the applicable executive for good reason, as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Severance and Change in Control Arrangements for Executive Officers—Amended and Restated Change in Control Agreements," in either case within ninety (90) days before or twenty-four (24) months following a change of control (the definition of which includes the consummation of the Offer and the Merger) (a "Qualifying Termination"), the executive will receive a lump sum cash payment equal to two (2) times the sum of the executive's base salary and annual target bonus in effect at the time of termination (a double-trigger arrangement). The estimated value of these payments is $2,025,000 for Mr. Milano; $1,245,000 for Mr. Rowland; $1,260,000 for Mr. Broom; $1,500,000 for Mr. Soland; and $1,230,000 for Mr. Pietrusko.

  In addition, the Merger Agreement provides that, to the extent not paid by the Company prior to the Offer Closing, all participants in the Company's U.S. Cash Bonus Plan, including the named executive officers, will be entitled to receive a pro-rated bonus payment in respect of the portion of the 2013 calendar year that occurs prior to the Offer Closing, based on the achievement of the applicable performance metrics and goals through the date of the Offer Closing, in full satisfaction of their rights under the Bonus Plan with respect to 2013. The amounts payable in respect of these bonuses will be based on actual performance and therefore are not currently determinable. The amount above reflects the estimated value of the bonus payments to be made to each executive assuming achievement of the target level of performance, and was determined by multiplying (i) the target bonus amount for each executive and (ii) 100%, since the assumed date of the Offer Closing is December 31, 2013, which is the last day of the annual bonus period, and is equal to

  $337,500 for Mr. Milano; $207,500 for Mr. Rowland; $210,000 for Mr. Broom; $250,000 for Mr. Soland; and $205,000 for Mr. Pietrusko.

(2)
The Company has awarded options to purchase Shares to each of the named executive officers. The Merger Agreement provides that as of the Offer Closing, each outstanding option to purchase Shares (whether vested or unvested) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such option, less any required withholding taxes (a single-trigger arrangement). The amount above reflects the aggregate value of unvested stock options that will fully accelerate as of the closing of the Offer. The estimated value of the accelerated stock options was determined by multiplying (i) the number of outstanding stock options that are currently unvested by (ii) the difference between $50.00 and the applicable exercise price of such stock options, which has a total value of $10,712,418 for Mr. Milano; $5,695,433 for Mr. Rowland; $5,695,433 for Mr. Broom; $7,517,732 for Mr. Soland; and $5,695,433 for Mr. Pietrusko.

  In addition, the Company has award performance share units to each of the named executive officers. The Merger Agreement provides that as of the Offer Closing, each outstanding performance share unit (whether vested or unvested) will be cancelled and converted into the right to receive an amount in cash equal to the product (i) the total number of Shares that would be delivered in respect of such performance share unit assuming achievement of the applicable performance metrics at the maximum level (200% of target) as of the end of the applicable performance period and (ii) the Offer Price, less any required withholding taxes (a single-trigger arrangement). The amount above reflects the aggregate value of performance share units for the 2011-2013 performance cycle, the 2012-2014 performance cycle and the 2013-2015 performance cycle, and assumes that the performance share units for the 2011-2013 performance cycle are not settled prior to the Offer Closing. The estimated value of these performance share units was determined by multiplying (i) the number of performance share units to be settled assuming achievement of each of the applicable performance metrics at the maximum amount by (ii) $50.00, which has a total value of $15,589,900 for Mr. Milano; $2,443,900 for Mr. Rowland; $2,443,900 for Mr. Broom; $3,290,900 for Mr. Soland; and $2,443,900 for Mr. Pietrusko.

(3)
The CIC Agreements provide that upon a Qualifying Termination of a named executive officer's employment, the executive will receive COBRA coverage at active employee rates for eighteen (18) months following the date of termination (a double-trigger arrangement). The amounts in this column were determined by multiplying (i) the difference between the full monthly COBRA rate for such coverage and the active employee premium contribution amount for such coverage and (ii) eighteen (18).

(g)   Certain Litigation Related to the Offer.

        As of November 22, 2013, three (3) purported Company stockholders separately filed putative class action lawsuits in the Delaware Court of Chancery against the Company, the members of the Board, Purchaser, SPHIL, and in two instances, Shire (collectively, the "Defendants"). The actions are captioned Bradley v.ViroPharma Incorporated, et al., C.A. No. 9104-VCG which does not name Shire as a defendant; Manley v.ViroPharma Incorporated, et al., C.A. No. 9108-VCG; and Turbow v. ViroPharma Incorporated, et al., C.A. No. 9111-VCG. Generally, the allegations are that the Defendants breached, and/or aided breaches of, fiduciary duties owed to the Company's public stockholders by, among other things, engaging in an improper process, agreeing to a transaction price that does not adequately compensate stockholders and agreeing to preclusive deal protection devices in the Merger Agreement. All complaints seek, among other things, to enjoin the Defendants from consummating the Merger; damages; and an award of attorneys' fees and costs.

(h)   Indemnification of Directors and Officers.

        Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided, that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Under section 145 of the DGCL, expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred.

        The Certificate of Incorporation of ViroPharma limits the personal liability of directors to ViroPharma or any of its stockholders for monetary damages for breach of fiduciary duty as a director. This limitation does not apply to any liability of a director (i) for any breach of the director's duty of loyalty to ViroPharma or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company has entered into indemnification agreements with each of its directors and executive officers. In addition, section 6.4 of ViroPharma's By-laws provides for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his testator or intestate, is or was a director, officer or employee of ViroPharma or any predecessor of ViroPharma, or serves or served any other enterprise as a director, officer or employee at the request of ViroPharma or any predecessor of ViroPharma.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Schedule 14D-9 contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the minimum number of shares required under the Merger Agreement shall have been tendered into the Offer; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Purchaser and SPHIL. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.viropharma.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.    Exhibits

        The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 25, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(2)	Letter of Transmittal (including Form W-9), dated November 25, 2013 (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(6)	Joint Press Release issued by the Company and SPHIL, dated November 11, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2013).
(a)(7)	Letter to Stockholders of the Company from the Chief Executive Officer of the Company, dated November 25, 2013 (included in this Schedule 14D-9 mailed to Company stockholders).
(a)(8)	Form of Summary Advertisement, published November 25, 2013 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(9)	Opinion of Goldman Sachs, dated November 11, 2013 (included as Annex B to this Schedule 14D-9).
(a)(10)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of November 11, 2013, among SPHIL, Purchaser, Shire and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 12, 2013).
(e)(2)	Confidentiality Agreement, dated as of June 20, 2013, by and between the Company and SPHIL (included as Annex D to this Schedule 14D-9).
(e)(3)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 25, 2010).
(e)(4)	Amended and Restated Bylaws of the Company, as amended and restated on November 7, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 14, 2008).
(e)(5)	Form of Indemnification Agreement, between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 15, 2005).
(e)(6)	2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on February 28, 2002).

Exhibit No.	Description
(e)(7)	ViroPharma Cash Bonus Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 14, 2009).
(e)(8)	Amended and Restated 1995 ViroPharma Stock Option and Restricted Share Plan (incorporated by reference to Annex A to the Company's Proxy Statement filed with the SEC on April 8, 2002).
(e)(9)	ViroPharma Incorporated Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on October 25, 2012).
(e)(10)	Form of Non-Qualified Stock Option Agreement for Members of the Board of Directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2005).
(e)(11)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2005).
(e)(12)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2005).
(e)(13)	Form of Amended and Restated Change of Control Agreement with the Executive Officers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 7, 2011).
(e)(14)	Form of Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 24, 2011).
(e)(15)	Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 7, 2011).
Annex A	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.
Annex B	Opinion of Goldman, Sachs & Co., dated November 11, 2013.
Annex C	Section 262 of the General Corporation Law of the State of Delaware.
Annex D	Confidentiality Agreement, dated as of June 20, 2013, by and between the Company and SPHIL.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED
By:
/s/ VINCENT J. MILANO
	Name:	Vincent J. Milano
	Title:	President and Chief Executive Officer

Dated: November 25, 2013

 ANNEX A

VIROPHARMA INCORPORATED
730 Stockton Drive
Exton, Pennsylvania 19341

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

        This Information Statement (this "Information Statement") is being mailed on or about November 25, 2013, to holders of record of common stock, par value $0.002 per share ("Shares"), of ViroPharma Incorporated, a Delaware corporation ("ViroPharma"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ViroPharma with respect to the Offer (as defined below). The Shares will be purchased by Purchaser (as defined below). Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to ViroPharma. You are receiving this Information Statement in connection with the possible appointment of persons designated by SPHIL to a majority of the seats on ViroPharma's board of directors (the "Board") without a meeting of holders of Shares. Such designation would be made pursuant to section 1.3 of the Agreement and Plan of Merger, dated as of November 11, 2013, by and among Venus Newco, Inc., a Delaware corporation ("Purchaser"), ViroPharma and Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland ("SPHIL"), and, solely for the limited purposes set forth therein, Shire plc, a company incorporated in Jersey, Channel Islands ("Shire") (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 25, 2013 to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash (the "Offer Price"), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Purchaser with the Securities and Exchange Commission (the "SEC") on November 25, 2013. The Offer, the Merger and the Merger Agreement are more fully described in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 to which this Information Statement is attached, which is being mailed to the stockholders of ViroPharma along with this Information Statement.

        The Merger Agreement provides, among other things, that as soon practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (and in no event later than three (3) business days following satisfaction or waiver of such conditions), Purchaser will merge with and into ViroPharma (the "Merger"), with ViroPharma continuing as the surviving corporation and a wholly owned subsidiary of SPHIL. Because the Merger will be governed by section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. ViroPharma does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by SPHIL or Purchaser, (ii) Shares owned by ViroPharma or any of its subsidiaries and (iii) Shares owned by stockholders who have properly exercised any available rights of appraisal under section 262 of the DGCL) will be cancelled and converted into the right to receive $50.00 per Share (or any greater per

Share price paid in the Offer), net to the seller in cash, without interest and less any required withholding taxes.

        The Offer is initially scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 26, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

        Upon the closing of the Offer, the Merger Agreement provides that subject to compliance with applicable law and the rules of The NASDAQ Stock Market LLC ("NASDAQ"), SPHIL shall be entitled to elect or designate such number of directors on the Board as will give Purchaser representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Board (after giving effect to the directors elected or designated by SPHIL) multiplied by (ii) the percentage that the number of Shares beneficially owned by SPHIL and its subsidiaries (including Shares accepted for payment in the Offer) bears to the total number of Shares then outstanding, provided, however, that at all times prior to the Effective Time, the Board must include at least three members who served on the Board on the date of the Merger Agreement and who are "independent directors" under the NASDAQ Marketplace Rules. ViroPharma will, at any time following Purchaser's purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Board the individuals designated by SPHIL and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending ViroPharma's bylaws if necessary so as to increase the size of the Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Board and (ii) cause SPHIL's designees to be so appointed at such time. In connection with the foregoing, ViroPharma and the Board will take all necessary action to elect or appoint SPHIL's designees to the Board, including, at the option of SPHIL, by increasing the size of the Board and/or securing the resignations of such number of its incumbent directors. To the extent permitted by applicable law and the rules of NASDAQ, ViroPharma will also cause SPHIL's designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board.

        This Information Statement is being mailed to you in accordance with section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser's designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and its designees has been furnished to ViroPharma by Purchaser, and ViroPharma assumes no responsibility for the accuracy or completeness of such information.

SPHIL'S DESIGNEES TO THE BOARD

Information with Respect to the Designees.

        As of the date of this Information Statement, SPHIL has not determined who will be its designees to the Board. However, SPHIL has informed ViroPharma that it will choose its designees to the Board from the list of persons set forth below (the "Potential Designees"). SPHIL has informed ViroPharma that each of the Potential Designees has consented to act as a director of ViroPharma, if so designated.

        None of the Potential Designees currently is a director of, or holds any position with, ViroPharma. SPHIL has informed ViroPharma that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of ViroPharma, has a familial relationship with any director or executive officer of ViroPharma or has been involved in any transactions with ViroPharma or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        SPHIL has informed ViroPharma that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

        It is expected that the Potential Designees may assume office at any time following the acceptance of Shares by Purchaser pursuant to the Offer, which cannot be earlier than 6:00 p.m., New York City time, on Thursday, December 26, 2013. It is currently not known which, if any, of the current directors of ViroPharma would resign.

List of Potential Designees.

        The following table sets forth information with respect to the Potential Designees (including age, current principal occupation or employment and material occupations and positions held during the last five years). The business address of each Potential Designee is 5 Riverwalk, Citywest Business Campus, Dublin 24, Ireland.

Name	Age	Current Principal Occupation or Employment; Positions Held During Past Five Years
Flemming Ornskov, MD	55	Dr. Ornskov has served as the Chief Executive Officer of Shire since April 2013 and as a director of Shire since January 2013. He is also the Chairman of the Executive Committee of Shire. From 2010 to 2012 he was Chief Marketing Officer and Global Head, Strategic Marketing for General and Specialty Medicine at Bayer. From 2008 to 2010, Dr. Ornskov served as Global President, Pharmaceuticals and OTC at Bausch & Lomb, Inc. Dr. Ornskov served as Non-Executive Chairman of Evotec AG from August 2008 to June 2013 and as a director of PCI Biotech Holding ASA from 2008 until 2013.
Graham Charles Hetherington	54	Mr. Hetherington has served as Chief Financial Officer and as a director of Shire since July 2008. He is also a member of the Executive Committee of Shire.
Tatjana Anni Hilde May	48	Ms. May has served as General Counsel and Company Secretary of Shire since May 2001. She is also a member of the Executive Committee of Shire.
Jeffrey Poulton	46

Mr. Poulton has served as the acting Rare Disease Business Unit Head of Shire since April 2013. He has previously served as Senior Vice President—Americas and Asia-Pacific of Shire from July 2010 to March 2013 and as Senior Vice President—Finance HGT (Human Genetic Therapies) from October 2007 to June 2010. Mr. Poulton has also served as a director and as the President of Purchaser since October 2013.

Name	Age	Current Principal Occupation or Employment; Positions Held During Past Five Years
Jonathan Michael Poole	38

Mr. Poole has served as Senior Vice President—Finance since May 2013. Mr. Poole previously served as Senior Vice President—Finance HGT of Shire from June 2010 to May 2013. He also served as Senior Director, Strategic Planning and Portfolio Management of HGT at Shire from September 2008 to June 2010. He has served as Treasurer of Purchaser since October 2013.

Ellen Stacy Rosenberg	50

Ms. Rosenberg joined Shire in 2007 and has served as Senior Vice President & Associate General Counsel; US Commercial Counsel of Shire since 2010. Ms. Rosenberg has also served as the Vice President and Secretary of Purchaser since October 2013.

GENERAL INFORMATION CONCERNING VIROPHARMA

        The authorized capital stock of ViroPharma consists of 175,000,000 Shares, par value $0.002 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. Shares are the only class of voting securities of ViroPharma outstanding that is entitled to vote at a meeting of ViroPharma's stockholders. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of November 21, 2013, there were 66,060,314 Shares outstanding. As of the date of this Information Statement, SPHIL and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

        Our Board currently consists of eight directors who are elected to staggered, three-year terms at our annual meeting of stockholders.

        The following table sets forth the directors and executive officers of ViroPharma, their ages, and the positions held by each such person with ViroPharma on November 25, 2013, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
William D. Claypool, M.D.	63	Director	2016
Julie H. McHugh	49	Director	2016
John R. Leone	66	Director	2014
Vincent J. Milano	50	President, Chief Executive Officer and Chairman of the Board	2014
Howard H. Pien	55	Director	2014
Paul A. Brooke	68	Director	2015
Michael R. Dougherty	55	Director	2015
Robert J. Glaser	61	Director	2015
Charles A. Rowland, Jr.	55	Vice President and Chief Financial Officer	—
Colin Broom	58	Vice President and Chief Scientific Officer	—
Thomas F. Doyle	53	Vice President, Strategic Initiatives	—
Daniel B. Soland	55	Vice President, Chief Commercial Officer and Chief Operating Officer	—
Robert G. Pietrusko	65	Vice President, Global Regulatory Affairs and Quality	—
J. Peter Wolf	44	Vice President, General Counsel and Secretary	—
Robert C. Fletcher	50	Vice President, Business Development and Project Management	—
John J. Kirby	41	Vice President and Chief Accounting Officer	—

        The following sets forth the current principal occupation or employment, and material occupations and positions held during the last five years, of each director and executive officer of ViroPharma.

The Board

Class I—Directors with Terms Continuing until 2015

        Paul A. Brooke.    Mr. Brooke has served as a director of ViroPharma since February 2001. Mr. Brooke is Managing Director and founding partner of venBio, an investment firm since 2009. Since 1993, he has been the managing member of PMSV Holdings LLC. Mr. Brooke was an advisor to MPM Capital and a Member of the Board of Directors of the MPM Bio Equities Fund. He was the Global Head of Health Care Research and Strategy for Morgan Stanley from 1983-1999, and headed up Strategy and Economics for the Pacific Basin including Japan from 1990-1992. Mr. Brooke was also a Managing Director of Tiger Management responsible for health care investing from 1999-2000. He was Founder, Chairman and CEO of Ithaka Acquisition Corp. from 2005-2008. Ithaka merged with Alsius Corp., where he was Chairman, and was subsequently sold to Zoll Medical. Mr. Brooke is currently a director of Incyte Corporation and Cytos AG (listed on the SIX Swiss Exchange) as well as a director of private companies Cheyne Capital International Ltd, and Manning and Napier Funds. Mr. Brooke previously served as a director of MPM Bioequities Fund and Alsius. Mr. Brooke is 68 years of age.

        Mr. Brooke possesses significant experience in finance, financial analysis and investments in the pharmaceutical industry. Mr. Brooke has also served as chairman of the board of directors of a medical technology company and has significant corporate governance experience through his service on other company boards.

        Michael R. Dougherty.    Mr. Dougherty has served as a director of ViroPharma since January 2004. Mr. Dougherty was Chief Executive Officer, and member of the Board of Directors, of Kalidex Pharmaceuticals, Inc. from May 2012 to October 2012. Mr. Dougherty was the President and Chief Executive Officer of Adolor Corp. and a member of the Board of Directors of Adolor from December 2006 until December 2011. Mr. Dougherty joined Adolor as Senior Vice President of Commercial Operations in November 2002, and until his appointment as President and Chief Executive Officer in December 2006, served in a number of capacities, including Chief Operating Officer and Chief Financial Officer. From November 2000 to November 2002, Mr. Dougherty was President and Chief Operating Officer of Genomics Collaborative, Inc., a privately held functional genomics company. Previously, Mr. Dougherty served in a variety of senior positions at Genaera Corporation, formerly Magainin Pharmaceuticals Inc., a publicly traded biotechnology company, including as President and Chief Executive Officer and at Centocor, Inc., a publicly traded biotechnology company, including as Senior Vice President and Chief Financial Officer. Mr. Dougherty received a B.S. from Villanova University. Mr. Dougherty is currently a director of Biota Pharmaceuticals, Inc., Cempra, Inc. and Celator Pharmaceuticals, Inc. as well as a director of private companies Trevena, Inc. and AltheRx Pharmaceuticals. Mr. Dougherty had served on the Board of Directors of Kalidex, Adolor and Genaera. Mr. Dougherty is 55 years of age.

        Mr. Dougherty is an experienced executive with chief executive officer experience at several biotechnology companies. As a result of his professional and other experiences, Mr. Dougherty has a deep understanding of biotechnology finance, research and development, sales and marketing, strategy and operations. Mr. Dougherty has been determined to be an "Audit Committee Financial Expert" under the SEC's rules and regulations and has significant corporate governance experience through his service on other company boards.

        Robert J. Glaser.    Mr. Glaser has served as one of our directors since August 1997. Since January 2013, Mr. Glaser has served as President and Chief Executive Officer of Corporate Call Center, Inc., a leading customer relationship management partner to several major healthcare companies. Previous to this, he was a Senior Partner of Pennmark Associates, a managing consulting group to the pharmaceutical industry. From 2004 to 2008, he was Chief Marketing and Sales Officer for Indegene, Inc., a medical education and e-learning company. During 2004, Mr. Glaser was Executive Vice President of Sales and Marketing of Ancillary Care Management, a healthcare management company. During 2003, Mr. Glaser was Senior Vice President of Caliber Associates. From 2001 to 2002, Mr. Glaser was a consultant to the biotechnology and pharmaceutical industries. From 1998 to 2001, Mr. Glaser was President of the McKesson HBOC Pharmaceutical Services division of McKesson HBOC. He was President and Chief Operating Officer of Ostex International from 1996 to 1997. Mr. Glaser was Senior Vice President of Marketing for Merck U.S. Human Health from 1994 to 1996, Vice President of Marketing from 1993 to 1994 and Vice President of Merck's Vaccine Division from 1991 to 1993. Mr. Glaser is 61 years of age.

        Mr. Glaser is an experienced pharmaceutical industry executive. As a result of his professional and other experiences, Mr. Glaser has a deep understanding of pharmaceutical sales, marketing and education strategy and operations as well as pharmaceutical supply management and information technologies.

Class II—Directors with Terms Continuing until 2016

        William D. Claypool, M.D.    Dr. Claypool has served as a director of ViroPharma since December 2003. Since January of 2012, Dr. Claypool has been the President and Chief Operating Officer of Hsiri Therapeutics, LLC, a development stage pharmaceutical company focused on antibiotic drugs. Prior to that, he was a Senior Partner at Pennmark Associates, LLC, a pharmaceutical development consulting firm. He was previously President of Phoenix Data Systems, a wholly owned subsidiary of Bio-Imaging Technologies, Inc., now BioClinica, Inc. (BIOC) until October 2008. Prior to this, from June 2001 until March 2008, he was Chief Executive Officer and Chairman of the Board at Phoenix Data Systems, Inc. From January 2001 until June 2001 he served as President and Chief Executive Officer of The GI Company. From 1991 to 2001 Dr. Claypool held a number of management positions with SmithKline Beecham Pharmaceuticals, serving from November 1998 to December 2000 as Senior Vice-President and Director of Worldwide Clinical Research and Medical Affairs. Dr. Claypool is also currently on the Board of Directors for Cipher Pharmaceuticals. Dr. Claypool was a member of the Board of Directors and served on the Audit Committee of 3 Dimensional Pharmaceuticals from January 2002 to April 2003 when it was acquired by Johnson and Johnson. Dr. Claypool was a member of the Board of Directors of Morphotek from March 2005 until April 2007 when it was acquired by Eisai Corporation. While at Morphotek, he served on the Audit Committee. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine and earned a B.S. from the University of Notre Dame. Dr. Claypool is 63 years of age.

        Dr. Claypool possesses scientific, medical and management experience as a result of his professional experience. Dr. Claypool's medical training and years spent holding a number of management roles at predecessors of GlaxoSmithKline provided Dr. Claypool with extensive experience in pharmaceutical new product development, clinical development, and medical affairs. Dr. Claypool also has broad management experience in both clinical research and pharmaceutical services and exposure to a broad array of therapeutic areas. Dr. Claypool also has significant corporate governance experience through his service on other company boards.

        Julie H. McHugh.    Ms. McHugh has served as a director of ViroPharma since January 2012. Ms. McHugh resigned from her position as Chief Operating Officer of Endo Health Solutions, Inc. in May of 2013 and had held this position since March 2010. Prior to joining Endo, Ms. McHugh was the Chief Executive Officer of Nora Therapeutics, Inc., a venture capital backed biotech start-up company focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson's Worldwide Virology Business Unit where she led a growing area of the corporation's pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of an R&D portfolio including compounds for HIV, Hepatitis C and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc., a Johnson & Johnson subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn's disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science degree from Pennsylvania State University and her masters of business administration degree from St. Joseph's University. She currently serves on the Board of Visitors for the Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association. In addition, Ms. McHugh is a member of the Board of Directors of New Xellia Group A/S. Ms. McHugh is 49 years of age.

        Ms. McHugh is an experienced pharmaceutical executive with former chief executive officer experience and senior executive level experience at large multinational pharmaceutical companies. In these capacities, Ms. McHugh had responsibility for varied commercial activities and management of multiple business units as well as oversight of research and development portfolios and the global commercial launch of several pharmaceutical products. Ms. McHugh has also served on the board of directors of national trade associations.

Class III—Directors with Terms Continuing until 2014

        John R. Leone.    Mr. Leone has served as a director of our company since January 2006. Mr. Leone joined Visium Healthcare in May 2013. Mr. Leone worked at Paul Capital, a private equity investment firm, from 2007 to May 2013 and has over 30 years of pharmaceutical industry experience. Prior to joining Paul Capital, he was President and Chief Executive Officer of Cambrex Corporation, a leading life sciences company from August 2004 to January 2006. From 2000 to 2004, Mr. Leone was at Aventis, where he served as Senior Vice President and Chief Operating Officer of U.S. Commercial Operations. In this position he had responsibility for all commercial business units, including oncology, metabolism, cardiovascular, dermatology, respiratory and anti-infective. Among other initiatives, Mr. Leone helped spearhead the successful integration of its predecessor companies, Rhone-Poulenc Rorer and Hoechst Marion Roussel, to form Aventis. His industry experience also includes both domestic and international executive management roles with Wyeth, where he held the following positions during his tenure: General Manager Ayerst International, General Manager of commercial operations for Ayerst U.S., Group Vice President of Wyeth International Marketing and General Manager Vaccine and Pediatric Division. Mr. Leone started his healthcare career at Pfizer Laboratories, where he held various senior marketing positions in both the U.S. and international groups and was responsible for the commercial launch of numerous pharmaceutical products. Mr. Leone currently serves on the Board of Directors of Discovery Laboratories and has served as Chairman of the Board of Directors since February 2013. Mr. Leone previously served on the Board of Directors for Forticell BioSciences, Inc., Oscient Pharmaceuticals, Inc. and Cambrex. Mr. Leone received his BS degree in Engineering from the U.S. Military Academy at West Point and his MBA from the University of Colorado. Mr. Leone is 66 years of age.

        Mr. Leone is an experienced pharmaceutical executive with former chief executive officer experience, senior executive level experience at several large multinational pharmaceutical companies as well as experience as an investor in the pharmaceutical industry. In these capacities, Mr. Leone had responsibility for varied commercial activities and management of multiple business units, including oncology, metabolism, cardiovascular, dermatology, respiratory and anti-infective. Among other initiatives, Mr. Leone helped spearhead the successful integration of predecessor companies, Rhone-Poulenc Rorer and Hoechst Marion Roussel, to form Aventis. He also has significant corporate governance experience through his service on other public company boards.

        Vincent J. Milano.    Vincent Milano is ViroPharma's President and Chief Executive Officer, and Chairman of the Board of Directors. Mr. Milano joined the company in 1996, and has served as

President and Chief Executive Officer since March 2008. Prior to that he served as Vice President, Chief Financial Officer, and Treasurer from 1997 to 2006. In 2006, he assumed the role of Vice President, Chief Financial Officer and Chief Operating Officer. Prior to joining ViroPharma, Mr. Milano was with KPMG LLP, independent certified public accountants, where he was a Senior Manager since 1991. Mr. Milano is the current Chairman of the Board of Directors of PA BIO; sits on the Health Section Governing Board of BIO; and is the Chair of the compensation committee and sits on the audit committee of Vanda Pharmaceuticals, Inc. Mr. Milano received his Bachelor of Science degree in Accounting from Rider College. Mr. Milano is 50 years of age.

        Mr. Milano is the Chairman of our Board, President and Chief Executive Officer. Mr. Milano has over 16 years of experience with our company in a variety of roles of increasing responsibility in the finance department, corporate administration and operations. As a result he has a deep understanding of our operations and strategy. He also has corporate governance experience through service on another public company board.

        Howard H. Pien.    Mr. Pien has served as one of our directors since May 2006 and has served as our lead independent director since December 2008. Mr. Pien is the former Chief Executive Officer and President of Medarex, a biotechnology company. He served in this capacity from June 2007 until Medarex's merger with Bristol-Myers Squibb in September 2009. Mr. Pien served as the President and Chief Executive Officer and a director of Chiron Corporation from April 2003 until Chiron's merger with Novartis in April 2006. Mr. Pien was elected Chairman of the Board of Directors of Chiron in May 2004. He joined Chiron from GlaxoSmithKline, where he had responsibility as President, Pharmaceuticals International from December 2000 to March 2003. Mr. Pien previously held key positions in SmithKline Beecham's pharmaceuticals business in the United States, the United Kingdom, North Asia and North America, culminating in his tenure as President, Worldwide Pharmaceuticals. Prior to joining SmithKline Beecham, he worked six (6) years for Abbott Laboratories and five years for Merck & Co., in positions of sales, marketing research licensing and product management. Mr. Pien previously served as a director of ViroPharma from 1998 to 2003, and currently serves as a director of Vanda Pharmaceuticals, Inc. and ImmunoGen, Inc., both public companies engaged in drug development. He also serves as a director of Ikaria, a private company engaged in life sciences, as well as an advisor to Warburg Pincus, a private equity firm. In April of 2012 Mr. Pien was appointed a director of Talon Therapeutics, which is a privately held company. Mr. Pien has also previously served on the Boards of Oakland Children's Hospital, Chiron and Medarex. Mr. Pien holds a B.S. degree from Massachusetts Institute of Technology and an M.B.A. from Carnegie-Mellon University. Mr. Pien is 55 years of age.

        Mr. Pien is an experienced executive with extensive chief executive officer experience at several biotechnology companies. Mr. Pien also held roles of increasing responsibility for the commercial operations of a large multinational pharmaceutical company's worldwide pharmaceuticals business. As a result of these professional and other experiences, Mr. Pien has a deep understanding of biotechnology research and development, sales and marketing, strategy, and operations in both the U.S. and internationally. Mr. Pien also has significant corporate governance experience through his service on other company boards.

Executive Officers of ViroPharma

        Vincent J. Milano.    Vincent J. Milano joined the company in 1996, and has served as President and Chief Executive Officer since March 31, 2008. He became Chairman of the Board of Directors in December 2008. He served as our Chief Operating Officer from January 2006 to March 2008 and as Vice President, Chief Financial Officer of ViroPharma from November 1997 to March 2008. Mr. Milano has also previously served as our Vice President, Finance & Administration, as Treasurer, and as Executive Director, Finance & Administration. Prior to joining ViroPharma, Mr. Milano was with KPMG LLP, independent certified public accountants, where he was a Senior Manager.

Mr. Milano has served on the Board of Directors of Vanda Pharmaceuticals Inc. since April 2010 and served on the Board of Directors of Verticalnet, Inc. from August 2003 until the company was acquired by BravoSolution S.p.A. in January 2008. Mr. Milano received his Bachelor of Science degree in Accounting from Rider College. Mr. Milano is 50 years of age.

        Charles A. Rowland, Jr.    Charles A. Rowland, Jr. has served as our Vice President, Chief Financial Officer since he joined the company in October 2008. Prior to joining ViroPharma, Mr. Rowland served as Executive Vice President, Chief Financial Officer of Endo Pharmaceuticals from December 2006 to September 2008. Prior thereto, Mr. Rowland was Senior Vice President and CFO of Biovail Pharmaceuticals, Inc. from 2004 to 2006. From 2001 to 2004, he was Chief Operating and Financial Officer for Breakaway Technologies, a management consulting company. His pharmaceutical industry career includes positions of increasing scope and responsibility at Pharmacia Corp., where he had global responsibility for Finance and Information Technology for the Pharmaceutical Business and financial responsibility for the Global Supply organization as Vice President, Finance Global Supply and VP Finance & IT-Global Pharma Ops; Novartis Pharmaceuticals Corp., where he was Vice President, Planning and Decision Support, and Bristol-Myers Squibb, where he served as Director of Finance. Mr. Rowland has been a director of Idenix Pharmaceuticals, Inc. since June 2013. Mr. Rowland received his Bachelor of Science degree in Accounting from St. Joseph's University and an MBA from Rutgers University. Mr. Rowland is 55 years of age.

        Colin Broom.    Colin Broom, M.D. has served as Vice President, Chief Scientific Officer of ViroPharma since May 2004. From 2000 until 2003, Dr. Broom served as Vice President of Clinical Development and Medical Affairs, Europe, for Amgen. From 1998 to 1999, Dr. Broom served as Senior Vice President of Global Clinical Development for Hoechst Marion Roussel, now Sanofi-Aventis. From 1984 until 1998, Dr. Broom was with Glaxo and then SmithKline Beecham, where he held positions of increasing seniority in clinical pharmacology in Europe before moving to the U.S. to head global oncology and subsequently becoming Vice President of CNS/GI. Dr. Broom holds a Bachelor of Science degree in Pharmacology from University College London, and a Bachelor of Medicine and Bachelor of Surgery degree from St. George's Hospital Medical School. Dr. Broom is a Member of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine of the UK Colleges of Physicians. Dr. Broom has been a director of NPS Pharmaceuticals since July 2009. Dr. Broom is 58 years of age.

        Thomas F. Doyle.    Thomas F. Doyle is Vice President, Strategic Initiatives of our company as of January 2008. Mr. Doyle previously served as Vice President, General Counsel of ViroPharma from November 1997 to January 2008, as Secretary from February 1997 to January 2008 and as Executive Director, Counsel since joining ViroPharma in November 1996 to February 1997. From 1990 until 1996, Mr. Doyle was a corporate attorney with the law firm of Pepper Hamilton LLP. Mr. Doyle received his J.D. from Temple University School of Law. Prior to attending Temple University, Mr. Doyle was a Certified Public Accountant. Mr. Doyle received his Bachelor of Science degree in Accounting from Mt. St. Mary's College. Mr. Doyle is 53 years of age.

        Daniel B. Soland.    Daniel B. Soland joined ViroPharma in November 2006 as our Vice President, Chief Commercial Officer and has served as our Chief Operating Officer since March 2008. From February 2005 until June 2006, Mr. Soland served as President of Chiron Vaccines. From March 2003 until February 2005, Mr. Soland was President and Chief Executive Officer at Epigenesis Pharmaceuticals, a privately held biopharmaceutical company. Prior to that, Mr. Soland spent nine (9) years with GlaxoSmithKline as the Vice President and Director of Worldwide Marketing Operations, and five (5) years as GSK's Vice President and Director of the U.S. Vaccines Business Unit. Mr. Soland holds a Bachelor of Science degree in Pharmacy from the University of Iowa, in Iowa City, IA. Mr. Soland is 55 years of age.

        Robert G. Pietrusko.    Robert G. Pietrusko, Phrm.D., has served as Vice President, Global Regulatory Affairs and Quality since joining ViroPharma in 2007. Prior to joining ViroPharma, Dr. Pietrusko served as Senior Vice President of Worldwide Regulatory Affairs for Millennium Pharmaceuticals, Inc. from 2001 through May 2007. Dr. Pietrusko spent 19 years at GlaxoSmithKline, culminating in his tenure as Vice President and Director, Anti-infective and Antiviral Therapeutic Areas, U.S. Regulatory Affairs. Dr. Pietrusko holds a Bachelor of Science degree in Biology and a Bachelors of Pharmacy degree from Rutgers University, and a Doctor of Pharmacy degree from the Philadelphia College of Pharmacy and Science. Dr. Pietrusko is 65 years of age.

        J. Peter Wolf.    J. Peter Wolf has served as Vice President, General Counsel and Secretary since January 2008. Mr. Wolf previously served as Associate General Counsel of ViroPharma since 2004. From 1995 to 2004, Mr. Wolf was a corporate attorney at private law firms. Mr. Wolf received his J.D. from the George Washington University National Law Center and his Bachelor of Arts from the University of Delaware. Mr. Wolf is 44 years of age.

        Robert C. Fletcher.    Robert C. Fletcher has served as Vice President, Business Development and Project Management of ViroPharma since January 2005. Mr. Fletcher joined ViroPharma in 2001 as a project leader, and has since held roles of increasing responsibility during his tenure in the areas of business development and project management. Prior to joining ViroPharma, Mr. Fletcher held multiple roles of escalating responsibility at SmithKline Beecham Pharmaceuticals/GlaxoSmithKline, Becton-Dickinson and Company, Zynaxis Inc./Intracell Corporation, and Centocor Corporation. He holds both a master of science degree and a bachelor of arts degree in biology from Wake Forest University. Mr. Fletcher is 50 years of age.

        John J. Kirby.    John J. Kirby, CPA has served as Vice President and Chief Accounting Officer since joining the company in August 2012. From 2010 to 2012 Mr. Kirby held positions of increasing responsibility with AstraZeneca Pharmaceuticals, most recently as the Regional Audit Director—Americas. Prior to that, Mr. Kirby worked for KPMG LLP for 14 years where he held positions of increasing responsibility, most recently as Senior Manager. Mr. Kirby received his bachelor of science degree in accounting from Villanova University and is a certified public accountant. Mr. Kirby is 41 years of age.

CORPORATE GOVERNANCE

        In accordance with the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws, our business, property and affairs are managed under the direction of the Board. Although our directors are not involved in our day-to-day operating details, they are kept informed of our business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by our officers at meetings of the Board and committees of the Board.

        Our corporate governance and nominating committee maintains our Corporate Governance Guidelines, which address the composition and operation of the Board. These guidelines are available on the Investor section of our website (www.viropharma.com) by selecting "Investors" and then "Corporate Governance." In accordance with these guidelines, our chief executive officer, Mr. Milano serves as our Chairman of the Board, and Mr. Pien serves as lead independent director of the Board. Our Board has determined that each of the directors listed below, with the exception of Mr. Milano, is independent under applicable NASDAQ rules. Mr. Milano is not an independent director because of his current employment as our chief executive officer.

        The members of the committees of the Board are as follows:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Paul A. Brooke	*
William D. Claypool, M.D.		*
Michael R. Dougherty	**		*
Robert J. Glaser		**
John R. Leone	*
Julie H. McHugh		*
Vincent J. Milano
Howard H. Pien			**

*
Member

**
Chair

Board Leadership Structure and Role in Risk Oversight

        The Board evaluates its leadership structure and role in risk oversight on a periodic basis. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of our company or other relevant factors. As further discussed below, after considering these factors, the board determined that continuing to combine the positions of Chairman of the Board and chief executive officer is the appropriate board leadership structure at this time.

        The Board currently combines the role of Chairman of the Board with the role of chief executive officer, coupled with a lead independent director position to further strengthen the governance structure. The Board believes this provides an efficient and effective leadership model for our company and leverages Mr. Milano's long tenure with and institutional knowledge of our company. Combining the chairman and chief executive officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

        The Board has also established a strong, independent, clearly defined lead director role. The lead independent director presides at all meetings of the Board at which the chairman is not present; including executive sessions of the independent directors; serves as liaison between the chairman and the independent directors; is involved in establishing the agendas for meetings of the Board and the nature of information presented at such meetings and has the authority to call meetings of the independent directors. In addition, the Board regularly holds executive sessions of the independent directors to assure effective independent oversight. In 2012, the Board met five (5) times in executive session.

        The Board is also responsible for oversight of our risk management practices while management is responsible for the day-to-day risk management processes. Our executive management team evaluates enterprise risks and shares their assessment of such risks with a Board committee or the full Board for oversight. The nominating and corporate governance committee receives periodic reports from management regarding the most significant risks facing us and assists the Board in its oversight role. In addition, financial risks and our internal control environment are overseen by the audit committee and the compensation committee considers how risks taken by management could impact the value of executive compensation.

Committees and Meetings of the Board

        The Board has a compensation committee, an audit committee and a nominating and corporate governance committee. During 2012, the Board held eight (8) meetings, the compensation committee held five (5) meetings, the audit committee held seven (7) meetings and the nominating and corporate governance committee held two (2) meetings. All directors attended at least 75% of the combined number of full Board meetings and meetings of Board committees on which each such director served. Our Corporate Governance Guidelines provide that members of the Board are expected to attend our annual meeting of stockholders. All of the members of our Board other than Paul Brooke were in attendance at our 2012 annual meeting.

        If you would like to communicate with our Board, please send a letter to the following address: ViroPharma Incorporated, Attention: Board of Directors c/o General Counsel and Secretary, ViroPharma Incorporated, 730 Stockton Drive, Exton, Pennsylvania 19341. Our General Counsel will review each such communication and forward a copy or summary to each member of the Board if such correspondence relates to the functions of the Board or its committees or that otherwise require the Board's attention.

Compensation Committee

        The compensation committee's responsibilities include: (i) overseeing our incentive compensation plans and equity-based plans, (ii) annually reviewing and approving the salary and other compensation of our chief executive officer and other executive officers, (iii) reviewing incentive compensation arrangements to ensure that such compensation arrangements do not encourage unnecessary risk taking, (iv) reviewing and recommending the frequency with which the company should permit stockholders to have an advisory vote on executive compensation (say on pay) and the results of say on pay resolutions and (v) annually establishing the parameters for the compensation of all other employees. The compensation committee charter is available on the Investor section of our website (www.viropharma.com) by selecting "Investors" and then "Corporate Governance." The current members of the compensation committee are Mr. Glaser (Chairman), Dr. Claypool and Ms. McHugh, each of whom are independent under applicable NASDAQ rules.

        The compensation committee has the authority to delegate authority to subcommittees. The compensation committee has previously delegated authority to make option grants to non-executive employees from a pool of options approved by the compensation committee to a committee comprised of Vincent Milano and J. Peter Wolf.

Audit Committee

        The audit committee's responsibilities include: (i) reviewing the independence, qualifications, services, fees and performance of the independent registered public accounting firm, (ii) appointing, replacing and discharging the independent registered public accounting firm, (iii) pre-approving the professional services provided by the independent registered public accounting firm, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent registered public accounting firm, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent registered public accounting firm. The audit committee charter, which is reviewed annually, was last amended in May 2005 and is available on the Investor section of our website (www.viropharma.com) by selecting "Investors" and then "Corporate Governance." The current members of the audit committee are Mr. Dougherty (Chairman), Mr. Brooke and Mr. Leone, each of whom meets the independence and experience requirements as set forth in the NASDAQ rules and the rules of the SEC. The Board has determined that Mr. Dougherty is an "audit committee financial expert," as such term is defined under the rules of the SEC. The audit committee appointed KPMG LLP as our independent registered public accounting firm for fiscal year 2013.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of our Corporate Governance Guidelines. In addition, the nominating and corporate governance committee is responsible for (i) reviewing the composition and size of the Board, (ii) reviewing and determining the eligibility criteria for Board candidates, (iii) assessing the range of skills and expertise of candidates (in consultation with the Chairman of the Board), (iv) recommending candidates to the Board for nomination and (v) oversees the procedures for conducting the assessment of the Board. The charter of the nominating and corporate governance committee is available on the Investor section of our website (www.viropharma.com) by selecting "Investors" and then "Corporate Governance." The current members of the nominating committee are Mr. Pien (Chairman) and Mr. Dougherty. Each member of the nominating and corporate governance committee is independent within the meaning of the NASDAQ rules, our Corporate Governance Guidelines and the rules of the SEC.

Director Nominations

        The nominating and corporate governance committee seeks director candidates based upon a number of qualifications, including their independence, knowledge, judgment, character, leadership skills, education and experience. The Board particularly emphasizes a candidate's judgment, integrity, ethics, and his or her independence, entrepreneurial instincts, commitment to our values and ability to work as a member of a team. The candidate's background should include pharmaceutical related clinical or commercial experience, experience in business development, exposure to reimbursement issues and hospital settings or experiences in finance related areas. The Board does not generally rely upon third-party search firms to identify Board candidates. Instead, the Board relies on recommendations from a wide variety of its business contacts, including current executive officers, directors and stockholders, as a source for potential Board candidates. The nominating and corporate governance committee evaluates the above criteria as well as the current composition of the Board and the need for audit committee expertise. The nominating and corporate governance committee also considers the diversity of the background, professional experience, education and skill set in identifying the director nominees but does not have a formal diversity policy. The nominating and corporate governance committee then nominates the candidates that it believes best suit our needs. After completing this evaluation, the nominating and corporate governance committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation of the nominating and corporate governance committee.

        The Board will consider stockholder recommendations for directors sent to the General Counsel and Secretary, ViroPharma Incorporated, 730 Stockton Drive, Exton, Pennsylvania 19341. Stockholder recommendations for directors should include (i) the name and address of the stockholder recommending the person to be nominated, (ii) a representation that the stockholder is a holder of record of our common stock, including the number of shares held and the period of holding, (iii) a description of all arrangements or understandings between the stockholder and the recommended nominee, (iv) such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Exchange Act and (v) the consent of the recommended nominee to serve as a director of ours if so elected. Stockholders' nominees that comply with these procedures will receive the same consideration by the Board that other nominees receive.

Compensation of Directors

        The compensation policy in effect during 2012 included the following cash payments to directors that were not employees:

Description	Annual Amount
Annual Retainer	$40,000
Additional Retainer for Lead Independent Director	$10,000
Committee Chair Retainer	Audit Committee: $20,000 Compensation Committee: $10,000 Nominating and Governance Committee: $5,000
Committee-Retainer (non-Chair)	Audit Committee: $10,000 Compensation Committee: $8,000 Nominating and Governance Committee: $5,000

        Non-employee directors also receive equity compensation as follows:

  •
  an option grant to purchase 12,500 shares, vesting in equal increments over three (3) years, upon their initial election to the board as well as option grants annually to purchase 15,000 shares of our common stock that vest one (1) year after the date of grant; and

  •
  6,250 Restricted Stock Units ("RSUs") upon their initial election to the Board which shall vest in equal increments over three (3) years as well as 4,500 RSUs which shall vest in full after one (1) year from the date of grant.

        In January 2012, upon joining our Board, Ms. McHugh received the initial option grant to purchase 12,500 shares of our common stock as well as 6,250 RSUs. In February 2012, each of our directors, other than Mr. Milano, received the annual option grant to purchase 15,000 shares of our common stock as well as 4,500 RSUs. We also reimbursed directors for travel expenses incurred in connection with attending Board, committee and stockholder meetings. We do not provide retirement benefits or other perquisites to non-employee directors under any current program.

        Each of our directors and officers are parties to an indemnification agreement with us. Under these agreements, our directors and officers will be indemnified against liabilities and expenses incurred in connection with their services to us to the fullest extent permitted under Delaware law. These indemnification rights are subject to each director and officer meeting the applicable standard of care and to a determination to provide such indemnification by a majority of disinterested directors or by independent counsel.

 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Stock Awards ($)(2)(3)	Total ($)
Paul A. Brooke	$53,000	$258,741	$142,830	$454,571
William D. Claypool	$48,000	$258,741	$142,830	$406,371
Michael R. Dougherty	$65,000	$258,741	$142,830	$408,071
Robert J. Glaser	$50,000	$258,741	$142,830	$451,571
John R. Leone	$50,000	$258,741	$142,830	$451,571
Julie H. McHugh	$42,667	$462,545	$317,767	$822,979
Howard H. Pien	$57,600	$258,741	$142,830	$459,171

(1)
Consists of payments as described above as well as reimbursement of travel expenses as follows: Mr. Brooke $3,000, Mr. Leone $500 and Mr. Pien $7,600.

(2)
On February 24, 2012, each of the non-employee directors received a grant of stock options to purchase 15,000 shares of our common stock at an exercise price of $31.74 per share, which vest one year after the date of grant and 4,500 RSUs, which vest one year after the date of grant. In addition, on January 3, 2012, Ms. McHugh received a grant of stock options to purchase 12,500 shares of our common stock at an exercise price of $27.99 per share, which vest three years after the date of grant and 6,250 RSUs, which vest three years after the date of grant.

(3)
This column shows the grant date fair value of awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). A discussion of assumptions used in calculating award values may be found in Note 12 to our 2012 audited financial statements in our Form 10-K. At the fiscal year ended December 31, 2012, the aggregate number of stock options outstanding for each independent director was as follows: Mr. Brooke 129,500 Dr. Claypool 54,500; Mr. Dougherty 104,500; Mr. Glaser 84,500; Mr. Leone 119,500; Ms. McHugh 23,667; and Mr. Pien 117,000. In addition, each independent director held 4,500 restricted stock units at December 31, 2012 which vested in February 2013 and Ms. McHugh held an additional 12,500 restricted stock units which vest ratably over three years on the anniversary of her joining our Board on January 3, 2012.

Director Equity Ownership Guidelines

        In February 2013, the Board adopted stock ownership guidelines for certain executive officers as well as non-employee directors of the company in order to further the investment of our non-employee directors and certain executive officers in the success of the company and to encourage a long-term perspective in managing the company. Under the guidelines, non-employee directors are expected to own shares of company common stock that have a value equal to three times their annual cash retainer for serving as a director. Shares held directly or indirectly, as well as vested but unexercised shares of company stock subject to outstanding stock options, are counted toward meeting these guidelines. Each individual is expected to satisfy the applicable stock ownership guideline within five (5) years. The compensation committee of the Board shall be responsible for monitoring the application of these equity ownership guidelines.

Code of Business Conduct and Ethics

        We adopted a Code of Business Conduct and Ethics applicable to our principal executive officer and principal financial and accounting officer and persons performing similar functions. In addition, the Code of Business Conduct and Ethics applies to our employees, officers, directors, agents and representatives. Our Code of Business Conduct and Ethics is intended to comply with the rules of the SEC and NASDAQ rules. The Code of Business Conduct and Ethics was amended in February 2010 and filed with SEC as an exhibit to our Form 8-K filed on February 24, 2010. The Code of Business Conduct and Ethics is available on our website at www.viropharma.com by selecting "Investors" and then "Corporate Governance."

Majority Vote Policy

        Our Board adopted a Majority Vote Policy which sets forth our procedures to be followed if a director-nominee is elected, but receives a majority of "withheld" votes. In an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation following certification of the stockholder vote. The corporate governance committee is then required to make a recommendation to the Board with respect to any such letter of resignation. The Board is required to take action with respect to this recommendation and to disclose its decision-making process. The policy is available on our website at www.viropharma.com by selecting "Investors" and then "Corporate Governance."

Certain Restrictions

        Our employees, as well as our non-employee directors are prohibited from engaging in short sales of ViroPharma securities and from engaging in transactions in publicly traded options, such as puts, calls and other derivative securities based on ViroPharma's securities including any hedging, monetization or similar transactions designed to decrease the risks associated with holding ViroPharma securities such as zero-cost collars and forward sales contracts. In addition, our executives, including our NEOs, and our non-employee directors are prohibited from pledging a significant number of ViroPharma securities as collateral for any loan or holding a significant number of ViroPharma securities in a margin account.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

        In this Compensation Discussion and Analysis, we address the compensation provided to our named executive officers listed below under "Our Named Executive Officers" and in the Summary Compensation Table that follows this discussion, the goals that we seek to achieve through our executive compensation program and other important factors underlying our compensation practices and policies.

        Our compensation committee structures our named executive officer compensation program with an emphasis on short- and long-term incentive compensation that rewards our named executive officers when they drive company performance and deliver increased value to our stockholders. As described below, the compensation of our chief executive officer for 2012 provides for performance-based pay (the combination of variable cash incentive compensation, options grants and performance share units) representing 86% of total compensation. Of the performance based pay, 44% is comprised of option grants which vest ratably over a period of four years and 49% is comprised of performance share units subject to performance goals which vest, if at all, three years after the date of grant.

        For 2012, we continued to execute on our core commercial growth opportunities including Cinryze in the United States and geographic diversification into Europe while maintaining a robust clinical development pipeline. While the approval of generic versions of Vancocin had a negative impact on our financial results as it resulted in reduced revenues and cash flows, we delivered positive cash flows from operations. Specifically, during 2012 we:

  •
  Achieved net product sales of $428 million, highlighted by Cinryze net sales of $327 million for the year, delivering growth of 30% over 2011 Cinryze net sales.

  •
  Commenced commercial sales of Plenadren in Europe, our third commercial product launched in Europe.

  •
  Achieved regulatory approval of expanded manufacturing capacity for Cinryze.

  •
  Generated cash flows from operations of $43 million and we ended 2012 with working capital of $339 million.

  •
  Repurchased approximately 7 million shares of our common stock for an aggregate cost of $180 million.

  •
  Advanced our clinical pipeline by commencing a study to evaluate the safety and efficacy of subcutaneous administration of Cinryze in combination with Halozyme's recombinant human hyaluronidase enzyme (rHuPH20), in adolescents and adults with hereditary angioedema (HAE) for prevention of HAE attacks, as well as two studies to evaluate maribavir for the treatment of CMV infections in transplant recipients.

        As a result of these achievements and performance relative to our peers, awards were made under our cash incentive compensation program at 89% of our 2012 company goal targets, resulting in a cash incentive compensation award to our chief executive officer of $287,000 and cash incentive compensation awards to the other named executive officers which ranged from $181,000 to $223,000.

        In May 2012, we held a stockholder advisory vote on the compensation of our named executive officers, commonly referred to as a say-on-pay vote. We had significant support from our stockholders with respect to the compensation of our named executive officers, with approximately 95% of stockholder votes cast in favor of our say-on-pay resolution. In evaluating our compensation practices throughout fiscal 2012, the compensation committee considered the significant support our stockholders expressed for our philosophy of linking compensation to measurable corporate performance objectives and aligning the interests of our named executive officers with those of our stockholders. As a result, the compensation committee determined to retain our general approach to executive compensation. The compensation committee will continue to consider the results of the say-on-pay votes when making future compensation decisions for the named executive officers.

Objectives of Compensation

        Our primary objectives with respect to executive compensation are to provide compensation designed to attract, motivate and retain executives of outstanding ability and potential, tie annual and long-term cash and stock incentives to achievement of measurable company and individual performance objectives and align the interests of executive officers with the interests of our stockholders. We seek to avoid compensation arrangements that would encourage our named executive officers to take excessive risk in their business decisions. Our executive compensation program rewards our named executive officers if they demonstrate the ability to lead our business as evidenced by strong financial results and operational achievement while also being designed to be transparent to ensure that our named executive officers and other stakeholders understand the program and its objectives. To that end, we focus on providing incentives for superior individual performance by paying competitive compensation, and base a significant portion of compensation upon the company's and our named executive officers' performance. We believe that our stockholders are best served when we can attract and retain talented executives by providing compensation packages that are competitive.

Process

        Our compensation committee is responsible for determining the compensation of our named executive officers included in the Summary Compensation Table on page 32. For purposes of determining compensation for our named executive officers other than our chief executive officer, our compensation committee takes into account the recommendation of our chief executive officer. The compensation committee is primarily responsible for overseeing our incentive compensation plans and equity-based plans.

        The compensation committee consists of three non-employee directors, each of whom is "independent" under applicable NASDAQ rules, a "Non-Employee Director" as defined in Rule 16b-3 under the Exchange Act, and an "Outside Director" as defined under the treasury regulations promulgated under section 162(m) of the Internal Revenue Code. The Report of the compensation committee is set forth on page 31 of this Information Statement.

Role of Consultants

        To assist the compensation committee in carrying out its responsibilities, in 2012, the compensation committee engaged Mercer (US) Inc. (Mercer) to conduct an annual review of our total compensation program for our named executive officers as well as for certain other key executives. Mercer worked with both the compensation committee and management to provide information and guidance regarding emerging market practices, trends and changes in regulatory environment and an outside point of view regarding compensation proposals. Mercer provided market pay data from both published salary surveys as well as data from SEC filings of a group of industry peers. In 2012, Mercer worked with our management only on matters for which the compensation committee is responsible, although Mercer's parent corporation, Marsh & McLennan Inc., provided insurance brokerage services to us. The compensation committee has assessed the independence of Mercer pursuant to SEC and NASDAQ rules and concluded that no conflict of interest exists that would prevent Mercer from serving as an independent consultant to the compensation committee.

        In addition to a compensation consultant, the compensation committee also solicits the input of our management with respect to certain aspects of our executive compensation program. Specifically, for base salaries of our named executive officers other than the chief executive officer, our chief executive officer will make preliminary recommendations to the compensation committee concerning any proposed adjustments to salary for the named executive officers other than himself. Also, in developing the annual cash incentive compensation plan, the compensation committee will review management's preliminary recommendations concerning the performance objectives to be established pursuant to the plan.

Survey Data

        The published surveys utilized by Mercer detail compensation level and practices for positions within the labor markets in which we typically hire our executive staff. Survey benchmarks were selected based on industry, revenue size, number of employees, and the duties performed by each executive. Published survey sources utilized by Mercer in the analysis were:

  •
  Mercer, US Global Premium Executive Remuneration Suite

  •
  Presidio Pay Advisors, Inc., Biotechnology Industry Executive Compensation Survey

  •
  Radford Surveys & Consulting, Global Life Sciences Survey

  •
  Watson Wyatt Data Services, Survey Report on Top Management Compensation

Peer Group Data

        The compensation committee also considered publicly available compensation data provided by our compensation consultant from similarly situated organizations in our industry. The primary factors used to identify the peer group were our size relative to the peer group companies as compared by objective scope measures such as revenues, headcount, and market capitalization. Relative to the peer group identified below, ViroPharma's 2011 revenues fell at the 73rd percentile, headcount approximated the median, and market capitalization at December 31, 2011 fell at the 36th percentile. We also considered the business model of each company. We believe that consideration of these comparison factors helps the compensation committee and management determine the competitiveness of our total compensation practices and levels compared to similarly situated organizations in our industry with whom we compete for talent. The peers considered were as follows:

Acorda Therapeutics, Inc.	Onyx Pharmaceuticals, Inc.
Alexion Pharmaceuticals, Inc.	Regeneron Pharmaceuticals, Inc.*
Auxilium Pharmaceuticals, Inc	Salix Pharmaceuticals, Ltd.
Biomarin Pharmaceutical, Inc.	The Medicines Co.
Cubist Pharmaceuticals, Inc.*	Theravance, Inc.
Exelixis Inc.*	United Therapeutics Corp.*

*
added for 2012 compensation assessment

        As a result of a review of the peer group used in 2011, Alnylam Pharmaceuticals, Inc., Cerus Corp., Dyax Corp, and Savient Pharmaceuticals were removed from the peer group and replaced with Cubist Pharmaceuticals, Inc., Exelixis Inc., Regeneron Pharmaceuticals, Inc. and United Therapeutics Corp. This updated group of peer companies was used by Mercer to prepare the comparative compensation data considered by the compensation committee in connection with its compensation decisions made regarding 2012 performance of our named executive officers at its meeting in January 2012. The compensation committee relies more heavily on the peer group data as the committee believes the peer group data is more representative of the labor market in which the company competes.

        In addition to peer group data, the compensation committee reviews a "tally sheet" for our chief executive officer in order to analyze the total opportunity for wealth accumulation that is available to our chief executive officer as supplemental data to the Mercer reports.

Risk

        The compensation committee considers how risks taken by management could impact the value of executive compensation. In evaluating risk, the compensation committee considered the percentage of compensation representing each of base salary, variable cash incentive compensation and equity compensation and determined to maintain a balance between each of the elements of our compensation program to encourage decision making that is in the best long-term interests of the company and our stockholders. Further, our variable cash incentive compensation plan and equity compensation plan each include several design features that reduce the likelihood of excessive risk taking including:

  •
  our overall corporate goals are established by the compensation committee at the beginning of the year and include a variety of clinical development, pre-clinical and commercial objectives as well as financial performance oriented metrics, business development and compliance targets;

  •
  our variable cash incentive compensation plan consists of two factors—company and individual;

  •
  all employees participate in the same variable cash incentive compensation plan;

  •
  our named executive officers are eligible to receive a target cash incentive compensation award of 50% of their base salary with a maximum limit on the amount of variable cash incentive compensation established at 62.5% of base salary which is achievable only in the event both the company and individual performance are considered exceptional;

  •
  our stock incentive plans are designed to provide incentives to our named executive officers over a longer time horizon to align their interests with the interests of stockholders and reduce short term risk taking; specifically, stock options vest over a four-year period based on continued service and performance stock units are earned over a three-year period based on attainment of performance criteria;

  •
  stock options are granted with an exercise price established at the fair market value on the date of grant so that all the value received by the recipient of a stock option is based on the growth of the stock price and we cannot reprice or exchange outstanding options granted under the 2005 Plan without the consent of our stockholders; and

  •
  we have implemented equity ownership guidelines to enhance the linkage between the interests of executives and those of stockholders.

Executive Equity Ownership Guidelines

        In February 2013, the Board adopted stock ownership guidelines for certain executive officers, including the named executive officers, of the company, in order to further the investment of such executive officers in the success of the company and to encourage a long-term perspective in managing the company. Under the guidelines, members of the executive management team (including all named executive officers) are expected to own shares of company common stock that have a value equal to a multiple of their base salary as follows:

Chief Executive Officer	5x base salary
Chief Operating Officer	3x base salary
Other members of the executive management team	2x base salary

        Shares held directly or indirectly, as well as vested but unexercised shares of company stock subject to outstanding stock options, are counted toward meeting these guidelines. Each individual is expected to satisfy the applicable stock ownership guideline within five years. The compensation committee of the Board shall be responsible for monitoring the application of these equity ownership guidelines.

Elements of Compensation

        The compensation committee has adopted a mix among the compensation elements in order to further our compensation goals. For 2012, the elements included:

  •
  base salary;

  •
  variable compensation consisting of cash incentive compensation based upon individual and corporate performance; and

  •
  equity grants comprised of:

  •
  stock option grants with exercise prices set at the fair market value at the time of grant and vesting over a four-year period; and

  •
  performance share unit awards which will be earned based on the attainment of certain company performance goals measured over a three-year performance period.

        The compensation committee believes this combination of elements provides reasonable fixed compensation on which our named executive officers can rely, while providing both short- and long-term performance incentives. It is the intent of the compensation committee that base salary be set near the median range of the peer group data and targeted annual cash incentive level and the target long-term equity incentive award values be set slightly above the median range of the peer group data. The compensation committee believes that setting compensation in these ranges is appropriate because it is consistent with the compensation committee's objective to make a significant portion of the pay for our named executive officers performance based. The compensation committee reviews information provided by the compensation consultant to determine the appropriate levels and mix of compensation elements.

        In 2012, annual compensation of our named executive officers was comprised of:

Element	Percentage of Total Compensation
base salary	14% to 23%
variable cash incentive compensation	6% to 11%
equity grants (stock options and PSUs)	65% to 80%

        As depicted in the chart below, the compensation of our chief executive officer for 2012 provides for performance-based pay (the combination of variable cash incentive compensation, options grants and performance share units) representing 86% of total compensation.

Elements of CEO Compensation

        Base Salary.    Base salaries for our named executive officers are evaluated on an annual basis in the first quarter of each year and are generally targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at our peers. The committee believes that establishing base salary at the median range of the survey and peer group data is appropriate because it is consistent with the compensation committee's objective to make a significant portion of the pay for our named executive officers performance based. In reviewing the base salaries of the named executive officers for 2012, the compensation committee reviewed a market assessment provided by Mercer which included information from the salary surveys and peer group data described above. Our compensation committee also evaluated the company's growth and internal change, the expertise of the individual executive both as to his or her position and in the industry generally, the competitiveness of the market for the executive's services, the recommendations of our chief executive officer (except in the case of our chief executive officer's own compensation), and individual performance of the named executive officer. Increases in annual base salaries for 2012 were designed to maintain competitive compensation and motivate the executive to achieve the business objectives set for 2012. In January of 2012, the compensation committee increased the 2012 base salaries of all of our named executive officers other than Mr. Milano and Mr. Soland by approximately 3.7% to 5.5%. The compensation committee determined that the base salaries of Mr. Milano and Mr. Soland were below the median range of the peer group and provided Mr. Milano with a 12.2% increase and Mr. Soland with a 10.0% increase. Following such increases, base salaries for the named executive officers, other than our chief executive officer, approximated the median range of the peer group data. For our chief executive officer, the base salary remained below the median and a determination was made by the compensation committee that the value of this deviation from the median would be shifted to long term equity compensation in the form of additional performance share units as described below.

        Variable Cash Incentive Compensation.    We have a variable cash incentive compensation plan covering our named executive officers. We believe that the variable cash incentive compensation opportunity should be set slightly above the median range of cash incentive compensation awards to executives at our peers, while the actual amount of any cash incentive compensation award will be determined by our performance and the performance of the individual named executive officer. The compensation committee believes that setting compensation in these ranges is appropriate because it is consistent with the compensation committee's objective to make a significant portion of the pay for our named executive officers performance based. Our named executive officers are eligible to receive a target cash incentive compensation award of 50% of their base salary, while the actual amount of any cash incentive compensation award will be determined by our performance and the performance of the individual. The compensation committee provides that each named executive officer's target cash incentive compensation opportunity is the same in order to align their incentives and preserve internal pay equity among them. The committee also noted that this practice deviated from the practice of peer group companies which generally provided a higher target cash incentive compensation percentage to the chief executive officer. As a result, the compensation committee determined that the value of this deviation would be shifted to long term equity compensation in the form of additional performance share units as described below.

        The variable cash incentive compensation plan consists of two factors: company and individual. Each of these factors is itself separately weighted. The company factor represents the degree to which we achieved our overall corporate goals in a given year. For the named executive officers, the company factor receives a 70% weighting in order to ensure that the incentive compensation system for our management team is closely tied to our performance, aligning the interests of our named executive officers with those of our stockholders. The individual factor, which is based on individual named executive officer performance, receives a 30% weighting.

        Each factor can be assigned a value of up to 125% for maximum performance. Thus, depending on the company's performance and the performance of the individual named executive officer, he could receive up to 125% of the target cash incentive compensation opportunity. In order for an individual named executive officer to achieve in excess of 100% of his individual factor, the named executive officer must demonstrate performance which is considered "exceptional", which is measured by surpassing all individual goals (115% to 125%) or "exceeds", which is measured by achieving or surpassing all goals (101% to 114%).

        A named executive officer's target cash incentive compensation percentage is multiplied by the sum of the company factor multiplied by its weighting of 70% and the individual factor multiplied by its weighting of 30% to determine the actual cash incentive compensation award paid. Cash incentive compensation awards, if any, are paid during the first quarter of the year immediately following the year of measurement.

        The compensation committee intends that our goals be ambitious and are subject to the high risks associated with developing and commercializing pharmaceuticals. We expect that not all of our programs will be successful, however, we establish our annual goals as if they will be. Accordingly, when measuring whether a goal has been achieved, the compensation committee may take into account the percentage of the goal completed as opposed to an "all or none" approach.

  2012 Company Goals

        The elements that the compensation committee established as our overall corporate goals in January 2012 included a variety of commercial objectives, clinical development objectives, regulatory matters, financial performance oriented metrics, as well as business development and compliance targets, which are categorized into three groups: Products, Pipeline and Corporate. The Product related objectives included: company wide net sales targets of $600 million; addition of specified numbers of Cinryze patients in the United States and Europe; the commercial launch of Plenadren in one European country as well as capacity expansion goals for Cinryze and Buccolam manufacturing facilities. Our Pipeline objectives included (i) a target for Cinryze related to the completion of enrollment in a phase 2 clinical study of the subcutaneous administration of Cinryze; (ii) a target for our non-toxigenic strain of C. difficile (VP 20621) related to achievement of completion of enrollment for the phase 2 secondary prevention study; (iii) timing of the initiation of the registry study for Plenadren as required by the European Medicines Agency; (iv) a target related to the initiation of at least two clinical studies with Cinryze in additional areas of therapeutic interest; (v) reaching a determination regarding the path forward for Plenadren in the United States; (vi) assessment of maribavir open label data; and (vii) goals related to preclinical activities for VP20629 (treatment of Friedreich's Ataxia). The Corporate objectives included achieving adjusted net income of $150 million; a business development goal related to the progress in completing acquisitions or obtaining rights to drug candidates; a compliance goal related to ensuring compliance with applicable laws; and a goal related to the continuous improvement of global communications. In April 2012, the compensation committee confirmed that the financial metrics were to be assessed on a pro-rated basis following the U.S. Food and Drug Administration ("FDA") approval of generic versions of Vancocin and the goals were adjusted and measured against adjusted forecasts.

        The compensation committee established the relevant weight of each category of goals at the same time as the goals were established. The weightings for 2012 are included in the table below. The compensation committee establishes corporate goals which are intended to encourage company growth not only in the year for which the goals are established, but also supportive of growth across the medium and long term and are not intended to encourage excessive risk taking. The specific annual performance goals reflect our confidential operating plan and information, reflecting our confidential planning process, and, accordingly, to disclose these goals publicly would cause significant competitive harm to us.

        In January 2012, the compensation committee considered the cash incentive compensation for 2012 performance and 2013 compensation matters. The compensation committee reviewed each of the company goals. In the Product category, the committee noted the continued successful commercialization of Cinryze, including significant patient adds and revenue growth in the United States, the launch of Plenadren in four European countries, the regulatory approval of the industrial scale manufacturing for Cinryze, and progress in increasing the manufacturing capacity for Buccolam. In the Pipeline category the committee reviewed the status of each of the clinical development programs, noting the progress made in the advancement of our clinical studies of the subcutaneous administration of Cinryze, maribavir, and VP 20621, although not on the timeframes established in January. The compensation committee evaluated the reasons for delays in certain of the programs and discussed the remediation steps taken. The compensation committee also noted the progress with the Plenadren registry study and studies related to new areas of therapeutic interest for Cinryze. The compensation committee also recognized the significant impact of the FDA approval of a generic version of Vancocin on our revenues and adjusted net income. The compensation committee considered our efforts in conducting our business so that the company complies with laws and regulations and in accordance with our values and efforts to evaluate several potential business development transactions.

        The following table compares the 2012 financial goals with our actual achievements:

Goal	Incentive Compensation Target (100%)	Actual
Net sales*	$475 million	$428 million
Adjusted Net Income*	$100 million	$51 million

*
Goal adjusted based upon the timing of Vancocin generic entry and measured against adjusted forecasts.

        These accomplishments reflected the efforts of our employees, including our named executive officers, and were taken into account by the compensation committee in providing our named executive officers with salary increases, equity grants and annual cash performance awards under our cash incentive compensation program at 89% of our 2012 company goal targets. In making this determination, the compensation committee considered our progress against the predefined incentive compensation program goals and program weighting. Specifically, the compensation committee evaluated our achievements on a program basis as follows:

Goal	January Pre-defined Weight	Percentage Achievement	Incentive Compensation Determination
Products	40%	95%	38%
Pipeline	40%	90%	36%
Corporate	20%	75%	15%
TOTAL	100%		89%

  2012 Individual Goals

        Our chief executive officer establishes the individual performance goals for the named executive officers other than himself. Each named executive officer's individual goals relate to his responsibilities and duties based on his position as those responsibilities and duties relate to the corporate goals established by the committee. The individual goals are intended to serve as supplemental measures to provide our named executive officers with guidance regarding our expectations for 2012 performance. The individual goals are not weighted or quantitative in and of themselves, other than that the individual performance factor represents 30% of each named executive officer's cash incentive compensation opportunity. After the end of the fiscal year, our chief executive officer provides an assessment to the compensation committee of each named executive officer's performance with respect to his individual goals. The compensation committee reviews the chief executive officer's assessment and adjusts the level of performance (upward or downward) as it determines in its discretion based on its own assessment of each named executive officer's performance. As noted above, in order for an individual named executive officer to achieve in excess of 100% of his individual factor, such individual must demonstrate performance which is considered "exceptional," which is measured by surpassing all individual goals (115% to 125%) or "exceeds," which is measured by achieving or surpassing all goals (101% to 114%). With respect to the individual goals for our chief executive officer, for the past five years, our compensation committee has applied the company factor as our chief executive officer's individual performance factor based upon the belief the company's performance is representative of our chief executive officer's individual performance insofar as our chief executive officer is ultimately responsible for management of the company and its performance.

        For 2012, the individual performance goals for each of our named executive officers (other than our chief executive officer) were as follows:

Name	2012 Individual Performance Goals
Charles A. Rowland, VP, Chief Financial Officer

Managing financial reporting;

Maintaining and improving financial controls, financial management, budgeting and forecasting;

Improving our capital structure; and

Managing information technology, facilities, and treasury functions.
Colin Broom, VP, Chief Scientific Officer

Management of clinical and medical affairs matters related to Cinryze as well as clinical aspects of Cinryze life cycle management planning;

Support of clinical registry studies for Cinryze and Plenadren in Europe;

Achieving milestones in the clinical development of subcutaneous administration of Cinryze, maribavir and NTCD; and

Improving organizational efficiencies in the clinical development and medical affairs teams.
Robert G. Pietrusko, VP, Regulatory	Management of global regulatory matters related to Cinryze, Buccolam, and Plenadren, and filings related to Cinryze manufacturing capacity expansion.
Daniel B. Soland, VP, Chief Operating Officer
Management of the commercial activities in the United States;

Management of technical operations group in support of Cinryze manufacturing capacity expansion and NTCD development; and

Management of European Union operations.

        With respect to individual performance, the compensation committee determined that our chief executive officer's individual performance was 89%, the same level as the company factor for 2012. As noted above, for the past five years the compensation committee has applied the company factor as our chief executive officer's individual performance factor.

        The compensation committee determined that the individual performance for 2012 for our chief financial officer and vice president, regulatory was in the "exceeds" range. Our chief financial officer's individual performance was 105% based on improvement of our capital structure through the repurchases of our common stock as well as effective management of our financial reporting, controls and forecasting procedures. In addition, the compensation committee determined that the individual performance of our Vice President, Regulatory was 105% based on his management of regulatory matters related to Cinryze including receiving FDA approval of our expansion of manufacturing capacity for Cinryze. The compensation committee determined that the individual performance for 2012 for our other named executive officers achieved their goals at the 100% level. For our chief operating officer, the performance factor was determined primarily as a result of the continued commercial success of Cinryze in the United States and management of the technical operations group in support of the Cinryze manufacturing capacity expansion and his role in overseeing the management of our European operations. The compensation committee determined that our chief scientific officer's individual performance was 100% based on his oversight of the clinical studies of subcutaneous administration of Cinryze, maribavir, and VP 20621, management of the FDA questions regarding the combination of Cinryze with rHuPH20, as well as development of studies to explore new areas of therapeutic interest for Cinryze.

        Mr. Milano received a cash incentive compensation award for 2012 in the amount of $287,025, which equates to 89% of his target cash incentive compensation opportunity. The compensation committee also authorized the payment of cash incentive compensation awards to the other named executive officers which ranged from $164,150 to $223,366.

        Equity Compensation.    We believe that long-term performance is achieved through an ownership culture fostered through the use of stock and stock-based awards that encourage performance by our named executive officers. Grants made under our 2005 Equity Incentive Plan are intended to provide our named executive officers with incentives that are intended to align their interests with the interests of stockholders. Our stock incentive plan has provided the principal method, other than through our employee stock purchase plan and open market purchases, for our named executive officers to acquire equity in our company.

        We expect to continue to use stock options and performance share units as our long-term incentive vehicles because:

  •
  Stock options and performance share units help to provide a balance to the overall executive compensation program as base salary and our discretionary annual cash incentive compensation program focus on short-term compensation.

  •
  Stock options and performance share units align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership, and focus the management team on increasing value for the stockholders.

  •
  Stock options and performance share units are performance based. All the value received by the recipient of a stock option is based on the growth of the stock price and the vesting of performance share units are subject to achievement of specified performance criteria.

  •
  The vesting period of stock options and performance share units encourages employee retention and the preservation of stockholder value.

        Our compensation committee oversees the administration of our equity incentive plans. Generally, stock options are granted to all employees at the commencement of employment and twice annually, which practice was followed in 2012. Further, in general, grants of stock options are generally not awarded based on performance but are instead granted as a matter of course as an overall component of compensation. Our stock incentive plans authorize us to grant options to purchase shares of common stock to our employees, directors and consultants. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest over a four-year period with 25% vesting on each twelve-month anniversary of the employment commencement date for new hire grants, and on each twelve-month anniversary of the grant date for annual grants made after an employee's employment commencement date, in each case, subject to continued employment on each vesting date, and generally expire ten years after the date of grant. Fair market value is defined to be the closing sale price during regular trading hours of a share of our common stock on the date of grant as reported on NASDAQ. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code. In 2012, our equity compensation practices were modified to include a mix of employee stock options and performance share unit awards which will be earned based on the attainment of certain company performance goals measured over a three-year performance period.

        We do not have any program, plan or practice to time annual option grants to our executives in coordination with the release of material non-public information. While we have historically made option grants twice annually, the compensation committee retains the discretion to make additional awards at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. During 2012, the compensation committee determined to grant an equal percentage of options in January and in June to the named executive officers.

        In determining the value of the stock options to be granted to our named executive officers, we take into account the individual's position, scope of responsibility, ability to affect our performance, profits and stockholder value, peer group practice, the individual's historic and recent performance and the value of stock options in relation to other elements of the individual executive's total compensation. The compensation committee also considers the cost of equity awards and the projected impact on stockholder dilution. The target long-term incentive award values are set slightly above the median range of the survey and peer group data. The compensation committee believes that setting compensation in these ranges is appropriate because it is consistent with the compensation committee's objective to make a significant portion of the pay for our named executive officers performance based.

        In January 2012, the compensation committee reviewed market data provided by Mercer utilizing a Black-Scholes value based approach as set forth in the table below. The responsibilities of Mr. Milano as our chief executive officer and Mr. Soland as our chief operating officer resulted in option grants in excess of those granted to the additional named executive officers. Each of the January option grants were made at an exercise price of $28.16 which represented the last sale price of our common stock reported at the close of business on the grant date. The compensation committee also made grants of performance share units as set forth in the table. A description of the performance share units follows immediately below the table.

		Performance Share Unit Awards
Name	Stock Option Grant	Minimum Number of Actual Shares That May Be Earned	Target Number of Performance Share Units	Maximum Number of Actual Shares That May Be Earned
Vincent Milano	54,530	0	53,730	107,460
Colin Broom	27,265	0	6,820	13,640
Robert Pietrusko	27,265	0	6,820	13,640
Charles Rowland	27,265	0	6,820	13,640
Daniel Soland	36,890	0	9,220	18,440

        The performance share unit awards made to the named executive officers will be earned and vested and convert into actual shares of our common stock based on our attainment of certain performance goals measured over the three-year period beginning January 1, 2012 and ending December 31, 2014, subject to the named executive officer's continued employment with us through that period. The actual number of shares of common stock into which the performance share units may convert will be calculated by multiplying the number of performance share units by a performance percentage ranging from 0% to 200% based on the attained level of our performance as measured in terms of the following three performance goals:

          (a)   3-Year Net Sales Cumulative Annual Growth Rate, excluding Vancocin (weighted at 60%);

          (b)   3-Year Non-GAAP Net Income as a Percent of Sales (weighted at 30%); and

          (c)   our total stockholder return for the three-year performance period relative to the total stockholder return realized by the companies comprising the NASDAQ Biotechnology Index for that period (weighted at 10%).

        For purposes of the second criterion, our GAAP Net Income will be adjusted for specific non-recurring or non-cash items, net of applicable income tax as shown in our quarterly press release, expressed as a percentage of Net Sales. All of the performance measures will be evaluated based on the average annual results over the three-year period.

        Each of the performance criterion have levels of achievement designated as threshold, target and maximum, with 50% of the performance share units vesting if the threshold level is achieved, 100% of the performance share units vesting if the target level is achieved, and 200% of the performance share units vesting if the maximum level is achieved.

        The actual number of performance share units earned and vested will be based on the actual performance level achieved at or between each performance level and will be interpolated on a straight line basis for pro-rata achievement of the performance goals, rounded down to the nearest whole number. In the event that the actual performance level achieved does not meet threshold performance (i.e., less than 50%) for the applicable performance measure, then no performance share units will be earned and vested for that performance measure. Threshold level performance may be achieved for one performance measure and not another based on our actual performance during the three-year performance period.

        The actual number of performance share units earned and vested will be determined by the compensation committee based on the actual performance level achieved with respect to the applicable performance goals based upon the audited financials for the performance period, subject to the items for which performance goals may be adjusted pursuant to the plan and factoring in the weighting for each performance measure (as described above).

        The performance criteria are based on our long-term plans as reviewed by the Board. Our ability to achieve the targets is difficult to predict, since many factors can arise over the course of the three-year measurement period. While we believe the targets are achievable, it represents a significant stretch over 2011 performance and is subject to the continually changing dynamics associated with our industry.

        Should a named executive officer's employment with us terminate prior to the completion of the performance period, then his performance share units will be forfeited, whether or not the performance goals are met.

        In June 2012, the compensation committee awarded options to purchase the remaining 50% of the target option value established during the January 2012 meeting as set forth below. Each of the June option grants were made at an exercise price of $20.07 which represented the last sale price of our common stock reported at the close of business on the grant date.

Name	Stock Option Grant
Vincent Milano	71,447
Colin Broom	35,723
Robert Pietrusko	35,723
Charles Rowland	35,723
Daniel Soland	48,334

        Other Compensation.    We do not offer executive perquisites. We provide the following benefits to our named executive officers generally on the same basis as the benefits provided to all employees:

  •
  Health, vision and dental insurance;

  •
  Life insurance;

  •
  Disability insurance;

  •
  401(k) with company match; and

  •
  Employee stock purchase plan providing for the opportunity to purchase our common stock at a discount to market price.

        We believe that these benefits are consistent with those offered by other companies, specifically those provided by our peers. Occasionally, certain executives separately negotiate other benefits in addition to the benefits described above, such as reimbursement of relocation expenses. No such additional benefits were provided in 2012 to our named executive officers.

Tax and Accounting Considerations for Executive Compensation

        The compensation paid to our named executive officers is generally subject to taxation at ordinary rates and no particular attempt is made to alter that result. We do, however, attempt to structure our arrangements so that our named executive officers are not subject to tax penalties (such as additional taxes arising under section 409A of the Internal Revenue Code), although our efforts in this regard have not materially affected the terms of our compensation arrangements. We also do not permit gross-up payments for excise taxes under section 4999 of the Internal Revenue Code.

        Section 162(m) of the Internal Revenue Code, as amended, generally denies a federal income tax deduction for certain compensation exceeding $1,000,000 paid to "covered employees" under section 162(m), excluding, among other things, certain "qualified performance-based compensation." Historically, section 162(m) has not affected the ability to deduct compensation paid to our named executive officers. In fact, all stock option awards made under our equity compensation plans were structured and administered in a manner intended to be exempt from section 162(m) and the compensation committee intends that the performance share unit awards made to our named executive officers in January 2012 will meet the qualified performance-based compensation exception to section 162(m). If approved by shareholders, the Annual Incentive Plan is structured to allow the compensation committee to designate awards as "qualified performance-based compensation" under section 162(m). The compensation committee intends to continue to evaluate the effects of section 162(m) in the future, including both short-term and long-term awards to our named executive officers, to ensure that the application of section 162(m) is consistent with our best interests.

        We include the accounting impact of equity awards as required by the accounting standards for share-based compensation in our financial statements. The non-cash accounting charge for equity compensation has not been a primary factor considered in determining the size of individual awards or the equity awards granted to employees, consultants and non-employee directors company wide. We endeavor to design our equity incentive awards conventionally, so that they are accounted for under standard principles governing equity-based arrangements and, more specifically, so that they are afforded equity rather than liability treatment under those standards. We have not, however, materially altered the design of our awards as a result of changes to the standard for accounting for equity-based compensation. We will continue to carefully quantify and monitor the non-cash accounting expense of our equity programs.

Change of Control Agreements, Severance Agreement and Severance Plan

        We do not have employment agreements with our named executive officers, however, we have entered into change of control agreements with our named executive officers and certain other key executives.

        The compensation committee believes that the change of control agreements are an important part of our overall compensation program for our named executive officers. The compensation committee believes that these agreements will help to secure the continued employment and dedication of our named executive officers, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change of control. The compensation committee also believes that these agreements are important as a recruitment and retention device, as most of the companies in our peer group with which we compete for executive talent have similar agreements in place for their named executive officers. The change of control agreements do not provide excise tax gross-ups. For a more detailed discussion of the terms of these agreements, including the amounts payable under these agreements to our named executive officers, please refer to the section "2012 Potential Payments Upon Termination or Change of Control" on page 37.

        Our equity incentive plans under which we have issued equity awards to our employees provide for accelerated vesting of stock options under certain circumstances in connection with a change of control. If a change of control occurs and the equity incentive plan is not continued by a successor corporation, all unvested options become vested for employees who have been employed by us for at least two years, and 50% of such unvested options become vested for employees with less than two years of service.

  •
  If a change of control occurs and our plan is continued by a successor corporation, or if our participants receive equivalent, substituted stock options or restricted shares in a successor corporation, then if the participant is not offered substantially equivalent employment with the successor corporation, all unvested options become vested for employees who have been employed by us for at least two years, and 50% of such unvested options become vested for employees with less than two years of service.

  •
  If any participant is offered substantially equivalent employment with the successor corporation, both in terms of duties and compensation, then his options will not be subject to accelerated vesting and the restrictions on his restricted shares will not lapse. If that participant's employment with the successor corporation is terminated during the six-month period following the change of control, however, then any unvested options and restricted shares held as of the date of termination will be treated in the manner described above (i.e., all options will vest and the restrictions on all restricted shares will lapse if the participant was employed for at least two years; 50% of the options will vest and the restrictions on 50% of the restricted shares will lapse if the participant was employed for less than two years).

        The following report of the compensation committee will not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this Information Statement by reference. The following report shall not otherwise be deemed filed under such acts.

 REPORT OF THE COMPENSATION COMMITTEE

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Information Statement.

MEMBERS OF THE COMPENSATION COMMITTEE
Robert J. Glaser (Committee Chairman) William D. Claypool, M.D. Julie H. McHugh

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The current members of the compensation committee are Mr. Glaser, Dr. Claypool and Ms. McHugh. None of these individuals were at any time during fiscal year 2012 an officer or employee of ours or has any relationship that is required to be disclosed pursuant to the rules of the SEC. Furthermore, none of our executive officers serves on the board of directors or compensation committee of any entity that has an executive officer serving as a member of our Board or compensation committee.

EXECUTIVE COMPENSATION

        The following table provides information on the compensation earned by our chief executive officer, chief financial officer and our three other most highly compensated executive officers for the fiscal year ended December 31, 2012, and for each of the two previous years.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Valued and NQDC Earnings ($)	All Other Compensation ($)(4)	Total ($)
Vincent J. Milano	2012	$645,000	—	$1,918,702	$1,716,054	$287,025	—	$7,500	$4,574,281
Chief Executive	2011	$575,000	—	$372,285	$1,841,427	$359,375	—	$3,675	$3,445,871
Officer	2010	$517,500	—	—	$1,584,742	$297,563	—	$3,675	$2,403,555
Charles A. Rowland	2012	$385,000	—	$243,550	$858,021	$180,565	—	$7,500	$1,674,636
VP, Chief Financial	2011	$365,000	—	$186,139	$920,725	$219,913	—	$3,675	$1,695,452
Officer	2010	$351,900	—	—	$963,050	$197,064	—	$3,675	$1,515,689
Colin Broom	2012	$395,000	—	$243,550	$858,021	$182,292	—	$7,500	$1,686,363
VP, Chief Scientific	2011	$381,000	—	$186,139	$920,725	$221,250	—	$3,675	$1,718,234
Officer	2010	$367,426	—	—	$963,050	$205,759	—	$3,675	$1,539,910
Robert G. Pietrusko	2012	$390,000	—	$243,550	$858,021	$182,910	—	$7,500	$1,681,981
VP, Regulatory	2011	$375,000	—	$186,139	$920,725	$223,125	—	$3,675	$1,708,664
	2010	$362,251	—	—	$963,050	$205,577	—	$3,675	$1,534,552
Daniel B. Soland	2012	$484,000	—	$329,232	$1,160,919	$223,366	—	$7,500	$2,205,016
VP, Chief Operating	2011	$440,000	—	$251,846	$1,245,669	$268,400	—	$3,675	$2,680,101
Officer	2010	$377,775	—	—	$1,203,813	$217,221	—	$3,675	$1,802,482

(1)
This column reflects the grant date fair value of performance share unit awards computed in accordance with share-based payments accounting rules (FASB ASC Topic 718). A discussion of assumptions used in calculating award values may be found in Note 12 to our 2012 audited financial statements in our Form 10-K. The grant date fair values of the performance share unit awards were determined based on the probable number of shares that could be awarded to each named executive officer as determined by us based on our evaluation of the probable level of achievement of the performance criteria. The following table shows what the aggregate grant date fair value of the performance share unit awards would have been assuming that the highest level of performance would be achieved:

Name	Number of Shares Assuming Maximum Performance (#)	Grant Date Fair Value Assuming Maximum Performance ($)
Vincent J. Milano	107,460	2,967,239
Charles A. Rowland	13,640	376,635
Colin Broom	13,640	376,635
Robert Pietrusko	13,640	376,635
Daniel Soland	18,440	509,175

(2)
This column reflects the grant date fair value of stock options computed in accordance with share-based payments accounting rules (FASB ASC Topic 718). A discussion of assumptions used in calculating award values may be found in Note 12 to our 2012 audited financial statements in our Form 10-K.

(3)
The amounts shown in this column constitute awards earned in 2012 under the 2012 cash incentive compensation plan; amounts earned were paid in January 2013. For a further discussion of these awards, see the Compensation Discussion and Analysis beginning on page 16 of this Information Statement.

(4)
Represents contributions made by the company on behalf of such person to our 401(k) plan for each of the named executive officers.

Grants Of Plan Based Awards

								All Other Option Awards: Number of Securities of Underlying Options (#)(3)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)				Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(4)	Target (#)	Maximum (#)
Vincent J. Milano	N.A.	—	$322,500	$403,125
	6/4/2012							71,447	$20.07	$821,576
	1/5/2012							54,530	$28.16	$894,447
	1/5/2012				0	53,730	107,460	—	$28.16	$1,918,701
Charles A. Rowland	N.A.	—	$192,500	$240,625
	6/4/2012							35,723	$20.07	$410,728
	1/5/2012							27,265	$28.16	$447,238
	1/5/2012				0	6,820	13,640	—	$28.16	$243,550
Colin Broom	N.A.	—	$197,500	$246,875
	6/4/2012							35,723	$20.07	$410,728
	1/5/2012							27,265	$28.16	$447,238
	1/5/2012				0	6,820	13,640	—	$28.16	$243,550
Daniel Soland	N.A.	—	$242,000	$302,500
	6/4/2012							48,334	$20.07	$555,798
	1/5/2012							36,890	$28.16	$605,121
	1/5/2012				0	9,220	18,440	—	$28.16	$329,232
Robert Pietrusko	N.A.	—	$195,000	$243,750
	6/4/2012							35,723	$20.07	$410,728
	1/5/2012							27,265	$28.16	$447,238
	1/5/2012				0	6,820	13,640	—	$28.16	$243,550

(1)
Represents the range of possible payments under the cash incentive compensation plan. For 2012, the compensation committee granted awards to the named executive officers under the cash incentive compensation plan, all of which are reported as Non-Equity Incentive Plan Compensation in the 2012 Summary Compensation Table located on page 32 of this Information Statement.

(2)
In January 2012, the named executive officers were granted performance share unit awards, with the amount of shares to be issued thereunder based on the level of achievement of three performance criteria.

(3)
Consists of stock options awarded during 2012 under our 2005 Equity Incentive Plan. The stock option awards vest 25% on each of the first four anniversaries of the grant date. The stock options have a ten-year term and an exercise price equal to the closing market price of our common stock on the date of grant.

        Stock Option Grants:    The stock options granted in fiscal year 2012 to the named executive officers have an exercise price equal to the fair market value of our common stock on the day of grant, vest over a four-year period with 25% vesting on each twelve-month anniversary of the grant date, subject to continued employment, and expire ten years after the date of grant. Fair market value is defined to be the closing sale price during regular trading hours of a share of our common stock on the date of grant as reported on NASDAQ. In determining the number of stock options to be granted to executives, our compensation committee takes into account the individual's position, scope of responsibility, ability to affect profits and stockholder value, peer group practice, the individual's historic and recent performance and the value of stock options in relation to other elements of the individual executive's total compensation. The compensation committee also considers the cost of equity awards and the projected impact on shareholder dilution.

        Performance Share Units:    The performance share unit awards made to the named executive officers will be earned and vested and convert into actual shares of our common stock based on our attainment of certain performance goals measured over the three-year period beginning January 1, 2012 and ending December 31, 2014 and subject to the named executive officer's continued employment with us through that period. The actual number of performance share units earned and vested will be based on the actual performance level achieved at or between each performance level and will be interpolated on a straight line basis for pro-rata achievement of the performance goals, rounded down to the nearest whole number. In the event that the actual performance level achieved does not meet threshold performance (i.e., less than 50%) for the applicable performance measure, then no performance share units will be earned and vested for that performance measure. Threshold level performance may be achieved for one performance measure and not another based on the Company's actual performance during the three-year performance period.

        Cash Incentive Compensation Plan Awards:    During 2012, the compensation committee approved the awards under our cash incentive compensation plan, which provided our executive officers, including our chief executive officer, with the opportunity to earn a cash incentive award if certain preestablished objectives were attained. For 2012, each of our executive officers earned a cash incentive compensation amount that was below the target cash incentive compensation opportunity levels established under the annual cash incentive compensation plan. Our chief executive officer received a cash incentive compensation award equal to 89% of his target cash incentive compensation opportunity level established under the annual cash incentive compensation plan. The cash incentive compensation award amounts earned by our executive officers are reported as "Non-Equity Incentive Plan Compensation" in the 2012 Summary Compensation Table above.

Outstanding Equity Awards At Fiscal Year End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Vincent J. Milano	0	71,447		$20.07	6/4/2022
								53,730	(3)	$1,918,702	(3)
	0	54,530		$28.16	1/5/2022
	20,130	60,391		$17.98	6/6/2021
								20,130	(2)	$372,285	(2)
	20,130	60,391		$17.84	1/5/2021
	35,000	35,000		$11.31	6/7/2020
	90,000	90,000		$8.86	1/7/2020
	14,000	14,000		$5.91	6/11/2019
	62,999	21,001		$13.50	01/8/2019
	115,000	0		$9.99	6/13/2018
	25,000	0		$9.96	1/11/2018
	50,000	0		$13.97	6/15/2017
	55,000	0		$15.24	1/12/2017
	60,000	0		$8.71	8/03/2016
	60,000	0		$19.73	1/17/2016
	40,000	0		$7.05	6/21/2015
	18,582	0		$3.14	1/21/2015
	40,309	0		$3.55	1/15/2014

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Charles A. Rowland	0	35,723		$20.07	6/4/2022
								6,820	(3)	$243,550	(3)
	0	27,265		$28.16	1/5/2022
	10,065	30,196		$17.98	6/6/2021
								10,065	(2)	$186,139	(2)
	10,065	30,196		$17.84	1/5/2021
	25,000	25,000		$11.31	06/7/2020
	0	50,000		$8.86	01/07/2020
	10,000	10,000		$5.91	06/11/2019
	39,444	15,001		$13.50	01/08/2019
	39,917	0		$11.96	10/20/2018
Colin Broom	0	35,723		$20.07	6/4/2022
								6,820	(3)	$243,550	(3)
	0	27,265		$28.16	1/5/2022
	10,065	30,196		$17.98	6/6/2021
								10,065	(2)	$186,139	(2)
	10,065	30,196		$17.84	1/5/2021
	25,000	25,000		$11.31	06/7/2020
	0	50,000		$8.86	01/07/2020
	0	10,000		$5.91	06/11/2019
	49,999	15,001		$13.50	01/08/2019
	55,000	0		$9.99	06/13/2018
	5,001	0		$9.96	01/11/2018
	40,000	0		$13.97	06/15/2017
	40,000	0		$15.24	01/12/2017
	40,000	0		$19.73	01/17/2016
	90,000	0		$1.84	5/10/2014
Daniel Soland	0	48,334		$20.07	6/4/2022
								9,220	(3)	$329,232	(3)
	0	36,890		$$28.16	1/5/2022
	13,617	40,853		$17.98	6/6/2021
								13,618	(2)	$251,846	(2)
	13,617	40,853		$17.84	1/5/2021
	31,250	31,250		$11.31	06/7/2020
	62,500	62,500		$8.86	01/07/2020
	37,500	12,500		$5.91	06/11/2019
	50,694	18,751		$13.50	01/08/2019
	80,000	0		$9.99	06/13/2018
	14,999	0		$9.96	01/11/2018
	40,000	0		$13.97	06/15/2017
	33,439	0		$15.24	01/12/2017
	68,824	0		$12.83	11/06/2016
Robert Pietrusko	0	35,723		$20.07	6/4/2022
								6,820	(3)	$243,550	(3)
	0	27,265		$28.16	1/5/2022
	10,065	30,196		$17.98	6/6/2021
								10,065	(2)	$186,139	(2)
	10,065	30,196		$17.84	1/5/2021
	25,000	25,000		$11.31	06/7/2020
	10,000	50,000		$8.86	01/07/2020
	10,000	10,000		$5.91	06/11/2019
	44,999	15,001		$13.50	01/08/2019
	15,000	0		$9.99	06/13/2018
	20,000	0		$9.96	01/11/2018
	14,000	0		$13.97	06/15/2017
	100,000	0		$15.08	04/30/2017

(1)
Option awards vest as follows:

(a)
Grants with expiration dates in the years 2013, 2014, 2015, 2016, 2017 and 2018 are fully vested.
(b)
All other grants vest one-fourth on the first anniversary of the date of grant, one-fourth on the second anniversary of the date of grant, one-fourth on the third anniversary of the date of grant and one-fourth on the fourth anniversary of the date of grant. Grants with expiration dates in 2019 are 75% vested, grants with expiration dates in 2020 are 50% vested, grants with expiration dates in 2021 are 25% vested and grants with expiration dates in years after 2021 have not vested at all.
(c)
All option awards have a term of 10 years.

(2)
Reflects performance share unit awards made to the named executive officers in January 2011 which will be earned and vested and convert into actual shares of our common stock based on our attainment of certain performance goals measured over the three-year period beginning January 1, 2011 and ending December 31, 2013 and subject to the named executive officer's continued employment with us through that period. The number of shares and value reflected in the column were determined based on achieving threshold performance goals. The actual number of performance share units earned and vested will be based on the actual performance level achieved at or between each performance level and will be interpolated on a straight line basis for pro-rata achievement of the performance goals, rounded down to the nearest whole number. In the event that the actual performance level achieved does not meet threshold performance (i.e., less than 50%) for the applicable performance measure, then no performance share units will be earned and vested for that performance measure. Threshold level performance may be achieved for one performance measure and not another based on the Company's actual performance during the three-year performance period.

(3)
Reflects performance share unit awards made to the named executive officers in January 2012 which will be earned and vested and convert into actual shares of our common stock based on our attainment of certain performance goals measured over the three-year period beginning January 1, 2012 and ending December 31, 2014 and subject to the named executive officer's continued employment with us through that period. The number of shares and value reflected in the column were determined based on achieving threshold performance goals. The actual number of performance share units earned and vested will be based on the actual performance level achieved at or between each performance level and will be interpolated on a straight line basis for pro-rata achievement of the performance goals, rounded down to the nearest whole number. In the event that the actual performance level achieved does not meet threshold performance (i.e., less than 50%) for the applicable performance measure, then no performance share units will be earned and vested for that performance measure. Threshold level performance may be achieved for one performance measure and not another based on the Company's actual performance during the three-year performance period.

Option Exercises And Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Vincent J. Milano	111,418	$2,119,876	—	—
Charles A. Rowland	100,638	$2,077,529	—	—
Colin Broom	84,999	$1,363,726	—	—
Daniel Soland	48,293	$807,107	—	—
Robert Pietrusko	20,000	$422,800	—	—

(1)
Based on the difference between the market price of our common stock on the date of exercise and the exercise price.

2012 Potential Payments Upon Termination or Change of Control

Agreements with our Named Executive Officers

        In this section, we describe payments that may be made to our named executive officers upon several events of termination, including termination in connection with a change of control. The payment amounts discussed and in the table below reflect the payments that would have been due to the named executive officers had the termination or change of control event occurred on December 31, 2012. The information in this section does not include information relating to payments and benefits provided on a non-discriminatory basis to salaried employees generally upon termination of employment. On December 31, 2012, the last reported sale price of our common stock on NASDAQ was $22.76 per share. Actual amounts payable would vary based on the date of the named executive officer's termination of employment and can only be finally determined at that time.

        We have entered into change of control agreements with each of our named executive officers. If a named executive officer is terminated (i) by the company without cause, (ii) on account of the named executive officers' death or disability or (iii) by the named executive officer for good reason, within 24 months after a change of control or 90 days prior to a change of control, then the employee will be entitled to the following severance payments or benefits:

  •
  A lump sum payment equal to 200% of a named executive officers' base salary in effect at the time of termination.

  •
  A lump sum payment equal to two times a named executive officers' target cash incentive compensation in effect at the time of termination, assuming 100% of the target cash incentive compensation amount is paid.

  •
  For a period of 18 months commencing from the date of termination, the company will reimburse the named executive officer for the monthly COBRA cost of continued coverage for the named executive officer and their dependents (if applicable) paid by the named executive officer under the company's group health plan, less the amount the named executive officer would be required to contribute for such coverage if they were an active employee.

        Any of the following situations would constitute a "change of control" under the change of control agreements:

  •
  a dissolution or liquidation of us;

  •
  a sale or otherwise disposition of all or substantially all of our assets;

  •
  a merger or consolidation where more than 50% of the combined voting power of our outstanding securities is transferred;

  •
  the acquisition by any person or entity of the beneficial ownership of securities representing 50% or more of the combined voting power of our then outstanding voting securities unless certain procedures have occurred; or

  •
  a change in the composition of our Board over a period of 12 months or less such that a majority of the Board members ceases to be comprised of individuals who either (i) have been board members continuously since the beginning of such period or (ii) have been elected or nominated for election as board members during such period by at least a 60% majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

        A termination of a named executive officer for "cause" will not trigger any severance liability to a named executive officer under the change of control agreement. "Cause" is when an employee has engaged in any act of fraud, embezzlement, or any other serious criminal conduct that adversely affects the company, committed intentionally by the employee in connection with employee's employment or the conviction, or plea of guilty or nolo contendere to, any felony.

        For our named executive officers, a resignation for "Good Reason" includes: (i) a material diminution in the employee's authority, duties or responsibilities; (ii) a change in the location of the facility at which employee is required to perform his or her duties is more than 50 miles from Exton, Pennsylvania, unless such new location does not increase the employee's commuting time; (iii) a reduction of 5% or more in either of the employee's base salary or the amount of the employee's target incentive compensation; or (iv) our failure to pay or make available any material payment or benefit due under the agreement or any other material breach by us of the agreement.

        However, the above events or conditions will constitute Good Reason only if (i) such event or condition occurs during the period beginning 90 days immediately preceding a Change of Control and ending 24 months thereafter and (ii) the employee provides the company with written objection to the event or condition within 60 days following the occurrence thereof, the company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection and the employee resigns employee's employment within 90 days following the expiration of that cure period.

        The foregoing severance payments and benefits payable upon termination of employment to each named executive officer are conditioned on the execution of a written release and non-disparagement agreement. In addition, all of our named executive officers are bound by restrictive covenant which are a condition of the severance payments and benefits. Specifically, during the term of each executive's employment with us and for a period of one year beginning on the later of (i) termination of employment or (ii) the date of the change of control, each named executive officer is bound by non-competition and non-solicitation restrictive covenants.

        In the event any severance payments or benefits to our named executive officers would constitute an excess parachute payment within the meaning of section 280G of the Internal Revenue Code and be subject to the excise tax imposed by section 4999 of the Internal Revenue Code, the affected named executive officer's will be entitled to the greater of (on a net after-tax basis including the excise tax): (i) the largest amount of the payment that would result in no portion of the payment or benefit being subject to the excise tax under section 4999 of the Internal Revenue Code or (ii) the entire payment or benefit without any reduction to avoid the excise tax.

        In July 2002, we adopted the ViroPharma Incorporated Severance Pay Plan, which is intended to provide separation benefits to certain of our employees in the event that they are separated from employment involuntarily. The Severance Pay Plan is administered by the compensation committee of our Board. In general, any person who is regularly employed by us for 30 or more hours per week is eligible for salary continuation and COBRA continuation coverage in an amount that is determined by the administrator, in its sole discretion, prior to an employee's separation from employment. In exchange for these benefits, the employee will release us from any obligations we may have incurred in connection with the employee's employment with us.

        The following table summarizes the amounts payable to each of our named executive officers based on the items described above with respect to each of the events set forth in the table.

Named Executive Officer	Benefits	Involuntary Termination without Cause, Termination Due to Death or Disability, or For Good Reason in Connection with a Change of Control
Vincent J. Milano	Cash Severance(1)	$1,935,000
	Continued Welfare(2)	$31,119
	Acceleration Value of Stock Options(3)	$2,472,387
	Acceleration Value of Performance Shares(4)	$0
	Gross-Up Payment(5)	$0

	Total Value	$4,438,505
Charles A. Rowland	Cash Severance(1)	$1,155,000
	Continued Welfare(2)	$31,747
	Acceleration Value of Stock Options(6)	$1,344,889
	Acceleration Value of Performance Shares(4)	$0
	Gross-Up Payment(5)	$0

	Total Value	$2,531,637
Colin Broom	Cash Severance(1)	$1,185,000
	Continued Welfare(2)	$31,119
	Acceleration Value of Stock Options(7)	$1,483,789
	Acceleration Value of Performance Shares(4)	$0
	Gross-Up Payment(5)	$0

	Total Value	$2,699,908
Daniel Soland	Cash Severance(1)	$1,452,000
	Continued Welfare(2)	$29,901
	Acceleration Value of Stock Options(8)	$1,895,895
	Acceleration Value of Performance Shares(4)	$0
	Gross-Up Payment(5)	$0

	Total Value	$3,377,795
Robert Pietrusko	Cash Severance(1)	$1,170,000
	Continued Welfare(2)	$24,649
	Acceleration Value of Stock Options(9)	$1,483,789
	Acceleration Value of Performance Shares(4)	$0
	Gross-Up Payment(5)	$0

	Total Value	$2,678,438

(1)
This amount is equal to (i) 200% of base salary, plus (ii) two times the target cash incentive compensation, assuming 100% of the target cash incentive compensation is paid, for each named executive officer as in effect on December 31, 2012.

(2)
This amount is the premium for COBRA continuation coverage for medical and dental benefits as of December 31, 2012, less the active employee premium contribution amount as of December 31, 2012, multiplied by 18 months.

(3)
This amount represents the value of unvested stock options to purchase an aggregate of 326,238 shares of common stock, based on the difference between the exercise price of the options and $22.76, the closing price of our common stock on December 31, 2012. The actual value realized will vary depending on the date the options are exercised.

(4)
Each of our named executive officers was granted performance shares in 2011 and 2012 that are subject to performance-based vesting over a three-year period ending on December 31, 2013 and December 31, 2014, respectively. The vesting of the performance shares may be accelerated in the discretion of the compensation committee in the event of a change of control based on the actual performance levels achieved with respect to the performance shares as of the date of the change of control. If the compensation committee exercised its discretion and accelerated vesting of the awards for the portion of the performance period that was completed, assuming that the target level of performance was achieved as of December 31, 2012, then the prorated value of the acceleration of the shares of Messrs. Milano and Soland would be $713,071 and $276,580, respectively, and the value of the shares of each of Drs. Broom and Pietrusko, and Mr. Rowland would be $204,461.

(5)
None of our named executive officers is entitled to "gross up" payments. In the event any severance payments or benefits to our named executive officers would constitute an excess parachute payment within the meaning of section 280G of the Code and be subject to the excise tax imposed by section 4999 of the Code, the affected named executive officer's will be entitled to the greater of (on a net after-tax basis including the excise tax): (i) the largest amount of the payment that would result in no portion of the payment or benefit being subject to the excise tax under section 4999 of the Code, or (ii) the entire payment or benefit without any reduction to avoid the excise tax. Based on the analysis conducted as of December 31, 2012, the total payments for Mr. Soland would be subject to an excise tax. Mr. Soland would be in a better net after-tax position by reducing his payment to avoid the excise tax under section 4999 of the Code, such reduced amount being $1,400,358. This analysis conducted as of December 31, 2012 does not assume any value attributable to acceleration of the performance shares.

(6)
This amount represents the value of unvested stock options to purchase an aggregate of 168,119 shares of common stock, based on the difference between the exercise price of the options and $22.76, the closing price of our common stock on December 31, 2012. The actual value realized will vary depending on the date the options are exercised.

(7)
This amount represents the value of unvested stock options to purchase an aggregate of 183,119 shares of common stock, based on the difference between the exercise price of the options and $22.76, the closing price of our common stock on December 31, 2012. The actual value realized will vary depending on the date the options are exercised.

(8)
This amount represents the value of unvested stock options to purchase an aggregate of 238,710 shares of common stock, based on the difference between the exercise price of the options and $22.76, the closing price of our common stock on December 31, 2012. The actual value realized will vary depending on the date the options are exercised.

(9)
This amount represents the value of unvested stock options to purchase an aggregate of 183,119 shares of common stock, based on the difference between the exercise price of the options and $22.76, the closing price of our common stock on December 31, 2012. The actual value realized will vary depending on the date the options are exercised.

Confidentiality and Inventions Agreements

        We have entered into confidentiality and inventions agreements with each of our employees. The agreements provide that, among other things, all inventions, discoveries and ideas made or conceived by an employee during employment which are useful to us or related to our business or which were made or conceived with the use of our time, material, facilities or trade secret information, belong exclusively to us, without additional compensation to the employee. The agreements also have confidentiality provisions in favor of us and non-competition provisions in favor of us during employment.

        The following report of the audit committee will not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this Information Statement by reference. The following report shall not otherwise be deemed filed under such acts.

 REPORT OF THE AUDIT COMMITTEE

        The audit committee of the Board is comprised of three non-employee directors. The role of the audit committee is to assist the Board in its oversight of our financial reporting process. The Board, in its business judgment, has determined that all members of the committee are "independent," as required by applicable NASDAQ rules. The committee operates pursuant to a charter that was amended by the Board on May 20, 2005. As set forth in the charter, our management is responsible for the preparation, presentation and integrity of our consolidated financial statements, our accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our consolidated financial statements and expressing an opinion based on their audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).

        The audit committee assists the Board in monitoring (a) the integrity of our financial statements in compliance with Securities and Exchange Commission and other regulatory requirements; (b) the annual independent audit of our financial statements; and (c) the independent registered public accounting firm's independence and qualifications. The audit committee also works to provide effective communication between our Board and our independent registered public accounting firm and to support management's efforts to enhance the quality of our internal control structure.

        Our independent registered public accounting firm is accountable to the audit committee, and the audit committee has ultimate authority to select, evaluate and replace our independent registered public accounting firm. The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting, if any) for the purpose of preparing or issuing an audit report or related work. The independent registered public accounting firm reports directly to the audit committee.

        In the performance of its oversight function, the committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, The Auditor's Communication with Those Charged with Governance, as currently in effect. Finally, the committee has received the written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the audit committee concerning independence, as currently in effect, and has considered whether the provision of non-audit services by the independent registered public accounting firm to us is compatible with maintaining the auditor's independence and has discussed with the auditors the auditors' independence.

        Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the committee referred to above and in the charter, the committee recommended to the board that the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 be filed with the Securities and Exchange Commission.

MEMBERS OF THE AUDIT COMMITTEE
Michael R. Dougherty (Committee Chairman) Paul A. Brooke John R. Leone

 TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons

        Since January 1, 2012, there were not any transactions, nor are there currently any proposed transactions, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

        The audit committee of our Board is responsible for reviewing and recommending action to the Board regarding potential material transactions with related persons, including any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in our Audit Committee Charter, a copy of which is available on our Internet website at www.viropharma.com.

        To identify related party transactions, each year, we require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. We review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests or the interests of our stockholders. Our Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify our General Counsel.

        We expect our directors, officers and employees to act and make decisions that are in our best interests and encourage them to avoid situations which present a conflict between our interests or the interests of our stockholders and their own personal interests. Our directors, officers and employees are prohibited from taking any action that may make it difficult for them to perform their duties, responsibilities and services to us in an objective and fair manner.

        A copy of our Code of Business Conduct and Ethics is available on our Internet website at www.viropharma.com by selecting "Investors" and then "Corporate Governance."

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires that our directors, certain of our officers and persons who own more than 10% of our common stock, file with the SEC initial reports of ownership and reports of changes in ownership of such common stock. These directors, officers and greater than 10% stockholders are required to furnish us with copies of all Section 16(a) forms which they file.

        To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, our directors, officers and greater than 10% stockholders complied with all fiscal year 2012 Section 16(a) filing requirements applicable to them except as follows: (i) Form 4 filings related to the initial lapsing of RSU grants for each of the members of the Board were filed three days late and (ii) one Form 4 filing related to an option exercise by our chief operating officer was filed one day late.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common stock as of November 21, 2013, except as otherwise indicated in the relevant footnote, by (1) each person or group that we know beneficially owns more than 5% of our common stock, (2) each of our directors and the director nominees, (3) our chief executive officer, chief financial officer and our three most highly compensated executive officers other than our chief executive officer and chief financial officer for the fiscal year ended December 31, 2012, collectively referred to in this Information Statement as the "named executive officers," and (4) all current executive officers and directors as a group. Unless otherwise indicated, the address of each person identified below is c/o ViroPharma Incorporated, 730 Stockton Drive, Exton, Pennsylvania 19341. The percentages of beneficial ownership shown below are based on 66,060,314 shares of our common stock outstanding as of November 21, 2013, unless otherwise stated. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes those securities over which a person may exercise voting or investment power. In addition, shares of common stock which a person has the right to acquire upon the exercise of stock options or the exercise or conversion of other securities that are exercisable for or convertible into shares of our common stock within 60 days of November 21, 2013 are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated in the footnotes to this table or as affected by applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

Beneficial Owner	# of Shares Beneficially Owned	% of Shares Beneficially Owned
5% Stockholders
FMR LLC(1)	8,856,273	13.4%
BlackRock, Inc.(2)	8,641,164	13.1%
Baker Bros. Advisors, LLC (3)	4,339,302	6.6%
The Vanguard Group, Inc.(4)	4,073,101	6.2%
Palo Alto Investors, LLC(5)	3,822,692	5.8%
Dimensional Fund Advisors LP(6)	3,350,908	5.1%
Directors and Executive Officers(7)
Vincent J. Milano	1,070,837	1.6%
Daniel Soland	710,678	1.1%
Colin Broom, M.D.	541,086	*
Robert Pietrusko	415,884	*
Paul A. Brooke	244,000	*
Charles A. Rowland	320,400	*
John R. Leone	126,000	*
Robert J. Glaser	125,860	*
Howard H. Pien	121,500	*
Michael R. Dougherty	111,500	*
William D. Claypool	99,000	*
Julie H. McHugh	31,999	*
All directors and executive officers as a group (12 persons)	3,918,744	5.9%

*
Represents less than 1% of the outstanding shares of our common stock.

(1)
As reflected in a Schedule 13G/A dated February 14, 2013 filed on behalf of FMR with an address of 82 Devonshire Street, Boston MA 02109. Represents 120,358 shares over which sole voting power is claimed and 856,273 shares over which sole dispositive power is claimed. Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under

  Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,725,093 shares of the company's common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 8,725,093 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 131,180 Shares of the company. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the Exchange Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis. FIL has sole dispositive power over 131,180 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 119,580 shares and no power to vote or direct the voting of 11,600 Shares held by the International Funds as reported above.

(2)
As reflected in a Schedule 13G/A dated January 11, 2013 filed on behalf of BlackRock, Inc. with an address of 40 East 52nd Street New York NY 10022. Represents 10,201,551 shares over which sole voting power is claimed and 8,641,164 shares over which sole dispositive power is claimed. The Schedule 13G/A reports that such interest includes an interest of more than 5% of our total outstanding common stock held by BlackRock Fund Advisors.

(3)
As reflected in a Schedule 13G/A dated November 12, 2013 filed on behalf of Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, FBB Associates and Messrs. Felix J. and Julian C. Baker each with an address at 667 Madison Avenue, 21st Floor New York, NY 10021. In such filing, Felix J. and Julian C. Baker are identified as having ownership of entities that have the power to control the investment decisions of the limited partnerships Brothers Life Sciences, L.P., 14159, L.P., and 667, L.P. and may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(4)
As reflected in a Schedule 13G/A dated February 11, 2013 filed on behalf of The Vanguard Group, Inc. with an address of 100 Vanguard Bldg., Malvern, PA 19355. Represents 103,545 shares over which sole voting power is claimed and 3,972,656 shares over which sole dispositive power is claimed. In such filing, The Vanguard Group, Inc. states that Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 100,445 shares as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of the Vanguard Group, Inc. is the beneficial owner of 3,100 shares as a result of it serving as investment manager of Australian investment offerings.

(5)
As reflected in a Schedule 13G/A dated February 14, 2013 filed on behalf of Palo Alto Investors, LLC (PAI); Palo Alto Investors; Patrick Lee, M.D.; and Anthony Joonkyoo Yun, MD, each with an address of 470 University Avenue, Palo Alto, CA 94301. In such filing, PAI states that PAI is a registered investment adviser and is the general partner and investment adviser of investment limited partnerships and is the investment adviser to other investment funds. It further states that PAI's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock and no client separately holds more than five percent of the outstanding stock of the company. In addition the filing identifies that Dr. Lee and Dr. Yun are the co-managers of PAI, and the filing is made jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of PAI, Palo Alto Investors, Dr. Lee and Dr. Yun disclaims beneficial ownership of the stock of the company, except to the extent of that person's pecuniary interest therein.

(6)
As reflected in a Schedule 13G/A dated February 11, 2013 filed on behalf of Dimensional Fund Advisors LP with an address of Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746. In such filing, Dimensional Fund Advisors LP states that it is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G/A shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

(7)
Includes the following shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of November 21, 2013:

Name	Shares Underlying Options
Vincent J. Milano	956,491
Daniel Soland	638,720
Colin Broom, M.D.	509,030
Robert Pietrusko	408,029
Charles A. Rowland	283,391
Paul A. Brooke	125,000
John R. Leone	115,000
Howard H. Pien	112,500
Michael R. Dougherty	100,000
Robert J. Glaser	80,000
William D. Claypool, M.D.	50,000
Julie H. McHugh	25,416

ANNEX B

200 West Street -- New York, New York 10282-2198
Tel: 212-902-1000 -- Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 11, 2013

Board of Directors
ViroPharma Incorporated
730 Stockton Drive
Exton, PA 19341

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Shire plc ("Shire") and its affiliates) of the outstanding shares of common stock, par value $0.002 per share (the "Shares"), of ViroPharma Incorporated (the "Company") of the $50.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of November 11, 2013 (the "Agreement"), by and among Shire Pharmaceutical Holdings Ireland Limited ("Shire Ireland"), a direct subsidiary of Shire, Venus Newco, Inc. ("Acquisition Sub"), an indirect subsidiary of Shire, the Company and, for limited purposes, Shire. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $50.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company and each outstanding Share (other than Dissenting Shares (as defined in the Agreement) and Shares owned by Shire Ireland or Acquisition Sub) will be converted into the right to be paid $50.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Shire, any of their respective affiliates and third

Securities and Investment Services Provided by Goldman, Sachs & Co.

ViroPharma Incorporated
November 11, 2013
Page Two

parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a participant in the Company's revolving credit facility (aggregate principal amount of $200 million) since September 2011. We also have provided certain investment banking services to Shire and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a participant in Shire's revolving credit facility (aggregate principal amount of $1,200 million) since October 2010. We may also in the future provide investment banking services to the Company, Shire and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that concurrent with the issuance and public offer of the Company's 2.00% Convertible Senior Notes due 2017 (aggregate principal amount of $250 million) (the "2017 Convertible Notes") in March 2007, for which Goldman, Sachs & Co. acted as sole bookrunning manager, the Company entered into convertible note hedge and issuer warrant transactions with respect to Shares (collectively, the "Call Spread Transactions") with Wells Fargo Bank, National Association ("Wells Fargo") (with respect to 25% of the Call Spread Transactions), and another counterparty (with respect to 75% of the Call Spread Transactions) consisting of the purchase by the Company of call options with respect to $250 million aggregate principal amount of 2017 Convertible Notes (which were convertible into up to an aggregate of 13,249,950 Shares as of the date of issuance of the 2017 Convertible Notes), and the sale by the Company of warrants in respect of aggregate of 13,249,950 Shares. Concurrently, an affiliate of Goldman, Sachs & Co. entered into a matching convertible note hedge and warrant transaction with Wells Fargo as a result of which such affiliate of Goldman, Sachs & Co. is the Company's relevant economic counterparty with respect to the Company's Call Spread Transactions with Wells Fargo. In March 2009, the Company repurchased 2017 Convertible Notes with an aggregate principal amount of approximately $45 million and, in connection therewith, extinguished approximately 18% of the convertible note hedge and issuer warrant transactions. Substantially all of the balance of the convertible note hedge and issuer warrant transactions remain in place as of the date hereof. In accordance with the terms of the convertible note hedge and issuer warrant transactions, if the Transaction is consummated, the balance of the convertible note hedge transactions would be exercised as holders of the 2017 Convertible Notes convert their 2017 Convertible Notes, which would require an affiliate of Goldman, Sachs & Co. to make a cash payment to Wells Fargo for the convertible note hedge transactions for which the affiliate of Goldman, Sachs & Co. is the economic counterparty in an amount equal to the lesser of the fair value of the convertible note hedge transactions that are exercised and the value of the shares, including the make-whole shares, that are delivered to the holders of the 2017 Convertible Notes above par upon settlement of the 2017 Convertible

ViroPharma Incorporated
November 11, 2013
Page Three

Notes, and Wells Fargo in turn would be required to pay an equivalent amount to the Company under the corresponding transaction between Wells Fargo and the Company. Concurrently, if the Transaction is consummated, the issuer warrant transactions would be terminated and the affiliate of Goldman, Sachs & Co. that is the economic counterparty thereto would be entitled to receive from Wells Fargo, which would receive from the Company, a cash payment equal to the fair value of such issuer warrant transactions. If not otherwise agreed by the parties, the amount payable under the note hedge transactions and the issuer warrant transactions in respect of which an affiliate of Goldman, Sachs & Co. is the economic counterparty will be determined by such affiliate of Goldman, Sachs & Co. in good faith and a commercially reasonable manner as calculation agent with respect to such transactions.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Shire and its affiliates) of Shares, as of the date hereof, of the

ViroPharma Incorporated
November 11, 2013
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$50.00 per Share in cash to be paid pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Shire or the ability of the Company or Shire to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $50.00 per Share in cash to be paid to the holders (other than Shire and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

            (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

            (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

                        (1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

                        (2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                                  a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                                  b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

                                  c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

                                  d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

                        (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                        (4)  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

            (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

            (d)  Appraisal rights shall be perfected as follows:

                        (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                        (2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

            (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

            (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

            (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

            (h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

            (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

            (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

            (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

            (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

CONFIDENTIAL

June 20, 2013

Shire Pharmaceutical Holdings Ireland Limited
5 Riverwalk
Citywest Business Campus
Dublin 24, Ireland

Attn:    David Colpman

                    Re: Confidentiality Agreement

Ladies and Gentlemen:

                    Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland ("SPHIL"), has expressed interest in exploring a possible transaction with, acquisition of or business combination (directly or through one or more of its affiliates) with ViroPharma Incorporated, a Delaware corporation (together with its subsidiaries, the "Company"), and/or one of its affiliates (any of the foregoing, a "Transaction"). As a condition to the furnishing to the Recipient (as defined below) and its Representatives (as defined below) of certain information about the Company's properties, employees, finances, businesses, operations, assets, prospects and financial affairs, the Recipient agrees to be bound by the terms and conditions of this letter agreement, and the Recipient further agrees to inform any Representative to whom Proprietary Information (as defined below) is disclosed pursuant to the terms of this letter agreement of the contents of this letter agreement and to direct such Representative to comply with this letter agreement to the same extent as if such Representative were a party hereto. SPHIL represents and warrants to the Company that SPHIL is a direct wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of Jersey, Channel Islands, and is Shire plc's only direct subsidiary. For purposes of this letter agreement, the "Recipient" shall mean SPHIL and its affiliates.

          1.       Certain Definitions.  All information about the Company furnished or otherwise conveyed by or on behalf of the Company or its Representatives, including in connection with visits to the Company's facilities, in connection with the Recipient's consideration, evaluation, negotiation and/or implementation of a Transaction, whether furnished or conveyed before or after the date hereof, whether oral, written or electronic, and regardless of the manner or form in which it is furnished or conveyed, is referred to in this letter agreement as "Proprietary Information." The term Proprietary Information shall include, without limitation, all data, reports, interpretations, forecasts and records containing or otherwise reflecting information concerning the Company and the Company's business, including information concerning its joint ventures and other business partners, affiliates or subsidiaries, whether prepared by the Company or others, and any summaries, analyses or other documents created by the Recipient, the Company or others which refer to, relate to, discuss, constitute, or embody all or any portion of the Proprietary Information provided by the Company. The term Proprietary Information shall not include, however, information which (a) is or becomes generally available to the public other than as a result of a disclosure by the Recipient or any of its Representatives in breach of this letter agreement, (b) is or becomes available to the Recipient or any of its Representatives on a nonconfidential basis prior to or after its disclosure by the Company or its Representatives from a person other than the Company or its Representatives who is not known by the Recipient or such Representative otherwise to be (i) bound by a confidentiality agreement with the Company or any of its Representatives or (ii) under a legal obligation to the Company or any of its Representatives not to transmit the information to the Recipient, (c) was within the Recipient's possession prior to when it was furnished to the Recipient by or on behalf of the Company, provided that the source of such information was not known by the Recipient to be (i) bound by a confidentiality agreement with the Company or any of its Representatives or (ii) under a legal obligation to the Company or any of its Representatives not to transmit the information to the Recipient or (d) is independently developed by the Recipient or any of its Representatives without use or reference to any Proprietary Information. As used in this letter agreement, the term "Representatives" means, as to any person, such person's affiliates and its and their directors, managers, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel, consultants and accountants) and, with respect to the Recipient, affiliates of Morgan Stanley & Co. LLC, the Recipient's financial advisor, in connection with potential debt financing. Any person who after the date hereof becomes a Representative of either party shall be deemed to be such party's Representative, for the purposes of this letter agreement, regardless of whether such person was such Representative on the date hereof. As used in this letter agreement, the term "person" shall be broadly interpreted to include, without limitation, the media and any corporation, company, limited liability company, trust, partnership, association, joint venture, government or self-regulatory agency or body, group (as such term is used in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other entity or individual. As used in this letter agreement, the term "affiliates" shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

          2.       Use and Disclosure of Proprietary Information.  Subject to Section 3, unless otherwise agreed to in writing by the Company, the Recipient agrees (a) to keep all Proprietary Information confidential and not to disclose or reveal any Proprietary Information to any person other than its Representatives who need to know the Proprietary Information for purposes of considering, evaluating, negotiating and/or implementing a Transaction and who have been informed of the terms of this letter agreement and are directed by the Recipient to comply with the terms of this letter agreement as if they were parties hereto; provided, that it shall disclose to such Representative only that portion of the Proprietary Information necessary for such Representative's participation in the Recipient's consideration, evaluation, negotiation and/or implementation of a Transaction (it being understood that the Recipient shall not be in violation of the foregoing proviso by virtue of a Representative of Recipient being granted access to an entire electronic data site or physical data room maintained in connection with a possible Transaction even though only a portion of the Proprietary Information contained in such electronic data site or physical data room is necessary for such Representative's participation in the Recipient's consideration, evaluation, negotiation and/or implementation of a Transaction), (b) not to use, and to take commercially reasonable measures to cause its Representatives not to use, Proprietary Information for any purpose other than in connection with its consideration, evaluation, negotiation and/or implementation of a Transaction and (c) except as required by law, rule, regulation, securities or share exchange or market rule, listing authority, listing agreement with any securities or share exchange or market or disclosure requirement of the Securities and Exchange Commission (collectively, "Law") not to disclose to any person (other than those of its Representatives who are participating in the consideration, evaluation, negotiation and/or implementation of a Transaction) any information about a Transaction, or the terms or conditions or any other facts relating thereto, including, without limitation, the fact that discussions are taking place with respect thereto, the status thereof, the fact that Proprietary Information has been made available to the Recipient or its Representatives or the terms and conditions of this letter agreement (the information described in this clause (c), the "Transaction Information"). At a minimum, the Recipient shall treat any Proprietary Information according to the same internal security procedures and with the same degree of care regarding its secrecy and confidentiality as confidential and competitively valuable business information belonging to it is treated within its organization. SPHIL shall be responsible for any breach of the terms of this letter agreement by the Recipient or any of its Representatives and agrees to take all commercially reasonable measures to prevent (i) disclosure or use of any Proprietary Information in breach of the terms hereof and (ii) any other breach of any other provision of this letter agreement. Except as required by Law, the Company will not and will direct its Representatives not to, without the Recipient's prior written consent, disclose to any other person (other than the Company's Representatives) the Recipient's participation by name (or other identifying information) in connection with any possible Transaction, including identifying the Recipient by name (or other identifying information) as considering, or having negotiations or discussions regarding, or having received Proprietary Information in respect of, a possible Transaction.

                    The Company may in its sole discretion determine whether or which Proprietary Information shall not be disclosed to the Recipient due to commercial, competitive, legal or other factors. If the Company determines (in its sole discretion) that such a course of action is appropriate for any particular Proprietary Information as to which the Company wishes to impose additional restrictions on disclosure to the Recipient, the parties will negotiate in good faith to mutually agree upon appropriate procedures for the review of such Proprietary Information, which procedures may, among other things, limit access to such Proprietary Information to a limited number of identified Representatives of the Recipient, in which case such Proprietary Information shall not be disclosed to any of the Recipient's other Representatives.

          3.       Compelled Disclosure.  In the event that the Recipient or any of its Representatives is compelled or requested (i) pursuant to a valid and effective subpoena, civil investigative demand, interrogatory, deposition, request for documents, regulatory demand or similar legal or judicial process, in each case, issued by a court of competent jurisdiction or governmental body, or (ii) pursuant to applicable Law to disclose any Proprietary Information, Transaction Information, or any other non-public information concerning the Company or a Transaction, the Recipient agrees that it shall, to the extent permitted by Law, provide the Company with prompt notice of such request or requirement (as well as (to the extent applicable) the text of the proposed disclosure as far in advance of its disclosure as is reasonably practicable), and will in good faith consult with and consider the suggestions of the Company concerning the nature and scope of the information the Recipient or such Representative proposes to disclose. The Company may seek an appropriate protective order or other remedy, may consult with the Recipient with respect to the Company's taking steps to resist or narrow the scope of such request or legal process, or may waive compliance, in whole or in part, with the terms of this letter agreement. The Recipient agrees to use commercially reasonable efforts (at the

Company's sole cost and expense) to cooperate with and not to oppose any action by the Company to obtain a protective order or other appropriate remedy. In the event that no such protective order or other remedy is obtained and the Company does not waive compliance with the terms of this letter agreement, the Recipient or such Representative may disclose only that part of the Proprietary Information or Transaction Information as it is advised by counsel is required. In any such event, the Recipient shall use commercially reasonable efforts (at the Company's sole cost and expense) to cooperate with the efforts of the Company to obtain an order or other reliable assurance that all Proprietary Information and/or Transaction Information to be disclosed will be accorded confidential treatment. For the avoidance of doubt, notwithstanding any disclosure to such court or governmental body of Proprietary Information or Transaction Information pursuant to this Section 3, the Recipient and its Representatives will continue to be bound by their respective obligations under this letter agreement with respect to such information.

          4.       Standstill.  The Recipient represents and warrants to the Company that, as of the date hereof, it does not beneficially own (as defined in Rule 13d-3 of the Exchange Act) any securities of the Company or any securities or contract rights (other than in respect of broadly based index funds, exchange traded funds, mutual funds or similar funds) the value of which are dependent on the value of the securities of the Company. In further consideration of being furnished the Proprietary Information, the Recipient also agrees that for a period of one (1) year from the date of this letter agreement (the "Standstill Period"), neither the Recipient nor any of its affiliates will, and the Recipient and its affiliates will direct its Representatives (to the extent acting at the Recipient's or its affiliates' direction and on its or their behalf) not to, directly or indirectly, without the prior written consent of the Board of Directors of the Company:

    (a)
    effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or in any way knowingly assist, knowingly facilitate or knowingly encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of (or obtaining any right to direct the voting or disposition of) any securities (including any derivative securities), or rights or options to acquire (or obtain any right to direct the voting or disposition of) any securities or any material assets of the Company, in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within

          Recipient's control) pursuant to any agreement, arrangement or understanding or otherwise, (ii) any tender or exchange offer, consolidation, business combination, acquisition, merger, amalgamation, joint venture, partnership or similar transaction involving the Company or any material assets of the Company, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting securities of the Company or any of its subsidiaries or to consent to any action from any holder of any voting securities of the Company or seek to advise or influence any person with respect to the voting of or the granting of any consent with respect to any voting securities of the Company; or (v) any acquisition of a material portion of the assets of the Company;

    (b)
    make, or in any way participate in, directly or indirectly, (i) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its subsidiaries or (ii) any demand for a copy of the Company's stock ledger, list of stockholders or any other books and records of the Company;

    (c)
    form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing;

    (d)
    make any public disclosure (subject to Section 3), or take any other action, that would reasonably be expected to require the Company to make any public disclosure, with respect to any of the foregoing;

    (e)
    otherwise act (including by providing financing for another party), alone or in concert with others (including shareholders of the Company), to seek to control, advise, change or influence, in any manner, the management, Board of Directors, governing instruments, policies or affairs of the Company;

    (f)
    disclose any intention, plan or arrangement inconsistent with the foregoing; or

    (g)
    knowingly advise, knowingly assist or knowingly encourage any other persons in connection with any of the foregoing;

provided, that none of the foregoing restrictions shall prevent the Recipient or its affiliates from acquiring any company or entity or any interest or securities in any company or entity that holds, or is interested in, any of Company's or any of the Company's affiliates' securities or assets, except where the principal reason for such acquisition is to acquire an interest in the Company's or any the Company's affiliates' securities or assets.

Notwithstanding anything in this letter agreement to the contrary, the provisions of this Section 4 shall be inoperative and of no force and effect if any other person or "group" as defined in Section 13(d)(3) of the Exchange Act (i) executes a definitive agreement with the Company to acquire (x) beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the Company's outstanding voting securities or (y) assets of the Company and its subsidiaries representing more than 50% of the consolidated earning power of the Company and its subsidiaries, taken as a whole, or (ii) commences a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the Company's outstanding voting securities and, in the case of clause (ii), the Company's Board of Directors fails to recommend against its shareholders tendering their shares into such offer within 10 business days after the commencement of such offer or at any time thereafter at which it publicly takes a new position with respect to such offer.

The expiration of the Standstill Period (or, if earlier, the termination of the provisions of this Section 4) will not terminate or otherwise affect any of the other provisions of this letter agreement; provided, that following the earlier of such expiration or termination, nothing in this letter agreement shall restrict the use or, to the extent required by applicable Law, the disclosure of Transaction Information in connection with any of the actions described in clauses (a)-(g) of the first paragraph of this Section 4.

The Recipient also agrees not to publicly request that the Company or any of its Representatives amend or waive any provision of this Section 4 (including this sentence); provided, that nothing contained in this letter agreement shall prevent the Recipient or any of its Representatives from making confidential communications to the Company's

Chief Executive Officer and/or its Board of Directors (including, without limitation, a confidential proposal to acquire the Company or a confidential request to amend or waive any provision of this Section 4).

          5.       Non-Solicitation and Non-Hire of Employees.  The Recipient agrees that, without the Company's prior written consent, it will not, and shall cause its affiliates and Representatives (acting at its direction and on its behalf) not to, for a period of twelve (12) months from the date hereof, directly or indirectly, (i) solicit or knowingly cause to be solicited for employment or offer to hire or engage as a consultant or (ii) hire or engage as a consultant, any person who is at such time employed by the Company or any of its subsidiaries and who is first identified by the Recipient as a result of the process contemplated by this letter agreement, or otherwise knowingly induce or attempt to induce any such person to terminate or otherwise cease his or her employment relationship with the Company or any of its subsidiaries; provided, however, that the Recipient shall not be prohibited from (a) conducting generalized solicitations for employees (which solicitations are not specifically targeted at the Company's employees) through the use of media advertisements, professional search firms or otherwise (or hiring or engaging any person who responds to any such generalized solicitation) or (b) if the Recipient and the Company enter into a definitive agreement concerning a Transaction (a "definitive agreement"), employing such persons connected with the Company in accordance with such definitive agreement and in accordance with all applicable laws. For the purposes of this letter agreement, "definitive agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on the Recipient's part.

          6.       Exclusive Property.  The Recipient and its Representatives acknowledge that the Proprietary Information is and at all times remains the sole and exclusive property of the Company, and the Company has the exclusive right, title, and interest to such Proprietary Information. No right or license, by implication or otherwise, is granted by the Company or is to be implied as a result of any disclosure of Proprietary Information under this letter agreement.

          7.       No Obligation, Representation or Warranty.  Other than as may be set forth in a definitive agreement providing for a Transaction, the Recipient understands and acknowledges that neither the Company nor any of its Representatives has made or is making, and it and its Representatives are not relying on, any representation or warranty, express or implied, as to the timeliness, accuracy or completeness of any Proprietary Information, including any projections, estimates, budgets or information relating to the assets, liabilities, results of operations, condition (financial or otherwise), customers, suppliers or employees of the Company and its affiliates. The Recipient further agrees that, other than as may be set forth in a definitive agreement providing for a Transaction, neither the Company nor any of its Representatives shall have any liability (including in contract, tort, under federal or state securities laws or otherwise) to Recipient or to any of its Representatives relating to or resulting from the use or non-use of any Proprietary Information or any errors therein or omissions therefrom. Only those representations or warranties that are made in a definitive agreement providing for a Transaction, when, as and if executed, and subject to the limitations and restrictions as may be specified therein, will have any legal effect. The parties agree that unless and until a definitive agreement providing for a Transaction has been executed and delivered neither party nor any of its Representatives is under any legal, fiduciary or other duty or obligation to the other party of any kind whatsoever with respect to a Transaction by virtue of this letter agreement or any expression with respect to a Transaction except, in the case of this letter agreement, for the matters specifically agreed to herein. The Company and its Representatives are free, in their sole discretion, to determine (i) to conduct any process for the Transaction or any other transaction involving the Company (including negotiating with any of the other prospective parties thereto and entering into a definitive agreement providing for a transaction involving the Company without prior notice to the Recipient or any other person); (ii) to provide or not provide any Proprietary Information to the Recipient or its Representatives under this letter agreement; (iii) to reject any and all proposals made by the Recipient or any of its Representatives with regard to a Transaction; and (iv) to terminate discussions and negotiations at any time for any reason or no reason. No representation or warranty (whether express or implied) has been made by the Company or any of its Representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the Recipient hereby disclaims any such representation or warranty. Any procedures relating to any process for the Transaction or any other transaction may be changed at any time without notice to the Recipient or any other person. The Recipient agrees that none of the Company or any of its Representatives has any legal, fiduciary or other duty to it with respect to the manner in which the proposed process is conducted.

                    This letter agreement binds the parties only with respect to the matters expressly set forth herein, and neither party is bound or committed to negotiate or consummate a Transaction unless and until a definitive agreement on such matters has been executed and delivered on behalf of both parties by their duly authorized officers.

          8.       No Unauthorized Contact.  During the Standstill Period, the Recipient agrees not to initiate or maintain contact (except for contacts made in connection with existing commercial relationships and/or in the ordinary course of business) with any officer, director, employee or agent of the Company regarding the Company's business except with the express prior permission of the Company. It is understood that, if appropriate, the Company will arrange for contacts for due diligence purposes. It is further understood that all (a) communications regarding a Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings and (d) discussions or questions regarding procedures will be submitted only to certain individuals designated by the Company.

          9.       Return or Destruction of Documents.  At any time upon the written request of the Company, the Recipient and its Representatives shall as promptly as reasonably practicable, at the Recipient's election, return to the Company or destroy all copies of Proprietary Information in its or their possession or under its or their custody or control (including (a) any additional copies of Proprietary Information made by or on behalf of the Recipient or its Representatives and (b) Proprietary Information stored in electronic form on computers). Neither the Recipient nor its Representatives shall retain any copies or other reproductions in whole or in part of such material; provided, that (i) the Recipient's external advisors may retain, solely for compliance purposes, copies of the Proprietary Information in accordance with policies and procedures implemented by such persons in order to comply with law, regulation or professional standards, (ii) the Recipient may retain one copy of all such Proprietary Information in its legal department solely for archival and compliance purposes and (iii) the Recipient and its Representatives are not required to destroy any electronic records or files containing Proprietary Information that have been created pursuant to automatic archiving and back-up procedures that cannot reasonably be expunged. In addition, if requested by the Company, SPHIL shall cause one of its authorized officers to certify in writing to the Company that the Recipient and its Representatives have complied with their respective obligations under this Section 9. Notwithstanding the destruction or return, as applicable, of Proprietary Information, the Recipient and its Representatives will continue to be bound by the Recipient's confidentiality and non-disclosure and other obligations hereunder unless otherwise provided for in this letter agreement.

          10.     Term.  Except as otherwise provided in this letter agreement, this letter agreement shall terminate on the date that is three (3) years after the date of this letter agreement; it being agreed that such termination shall not relieve any party from its responsibilities in respect of any breach of this letter agreement prior to such termination.

          11.     Prohibition on Trading.  The Recipient is aware, and will advise its Representatives who are informed of the matters that are the subject of this letter agreement, of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information. The Recipient hereby confirms that it will not use any Proprietary Information in a way that would violate any antitrust or other applicable law.

          12.     Remedies for Breach.  Each party acknowledges and agrees that the non-breaching party may be irreparably harmed by a breach of this letter agreement. Without prejudice to the rights and remedies otherwise available, each party agrees that the non-breaching party shall be entitled to seek equitable relief by way of injunction or otherwise, without proof of actual damages and without the need of posting bond. The Recipient shall use commercially reasonable efforts to cooperate with the Company to regain possession of any Proprietary Information disclosed in breach of this letter agreement. In any suit, action or claim to enforce this letter agreement or for breach of this letter agreement, the prevailing party shall be entitled to recover its reasonable, out-of-pocket expenses, including reasonable attorneys' fees.

          13.     Privilege.  To the extent that any Proprietary Information includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine, the Recipient acknowledges that it and the Company have a commonality of interest with respect to such matters, and agree that it is the Recipient's mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine. Accordingly, all Proprietary Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and the Recipient agrees to take all commercially reasonable measures to preserve, to the fullest extent possible, the applicability of all such privileges and doctrines.

          14.     No Waiver.  Each party further understands and agrees that no failure or delay by the other party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

          15.     Governing Law.  This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to its conflicts of law principles. The parties hereto agree that venue in any and all actions and proceedings related to this letter agreement shall be in the state and federal courts of Delaware (and the appropriate appellate courts therefrom), which courts shall have exclusive personal and subject matter jurisdiction for such purpose, and the parties hereto irrevocably submit to the exclusive jurisdiction of such courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding (and agree not to commence any action, suit, or proceeding relating thereto except in such courts). THE PARTIES HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING REGARDING THE SUBJECT MATTER OF THIS AGREEMENT

          16.     Successors and Assigns.  The parties agree that the rights and remedies under this letter agreement shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither party may assign this letter agreement without the prior written consent of the other party, and any attempt to do so shall be null and void; provided, that the Company's rights and obligations hereunder may be assigned by the Company in connection with a transaction to an acquirer of all or substantially all of the Company. This letter agreement shall be binding upon a party's successors and permitted assigns.

          17.     Severability.  If any provision of this letter agreement shall, for any reason, be held by any court of competent jurisdiction to be invalid, illegal or unenforceable, the remainder of the provisions of this letter agreement shall remain in full force and effect. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid, legal and enforceable provision, the effect of which comes as close as possible to the intent and purposes of the invalid, illegal or unenforceable provision.

          18.     Notices.  All notices hereunder shall be in writing and shall be delivered, sent by recognized overnight courier, facsimile (with confirmation of receipt), or mailed by registered or certified mail, postage and fees prepaid, to the party to be notified at the party's address shown below. Notices which are hand delivered or delivered by recognized overnight courier or fax shall be effective on delivery. Notices which are mailed shall be effective on the third day after mailing.

      If to the Recipient:

            Shire Pharmaceutical Holdings Ireland Limited
            5 Riverwalk
            Citywest Business Campus
            Dublin 24, Ireland
            Attn: David Colpman
            Facsimile: +353 1 4297797

            With a copy to:

            Shire Pharmaceutical Holdings Ireland Limited
            5 Riverwalk
            Citywest Business Campus
            Dublin 24, Ireland
            Attn: Legal Department
            Facsimile: +353 1 4297797

      If to the Company:

            ViroPharma Incorporated
            730 Stockton Drive
            Exton, Pennsylvania 19341
            Attn:  J. Peter Wolf
                      General Counsel
            Facsimile: (610) 458-7380

          19.     Entire Agreement; Amendments and Waivers. This letter agreement contains the entire agreement between the Recipient and the Company concerning the subject matter hereof, and no provision of this letter agreement may be amended or modified, in whole or in part, nor any waiver or consent given, unless approved in writing by the Recipient and the Company in the case of an amendment or modification or by the party to be charged in the case of a waiver or consent, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given. Any attempted amendment, modification, waiver or consent in violation of this provision shall be void ab initio.

          20.     Counterparts.  This letter agreement may be executed in any number of counterparts, including by pdf or facsimile transmission, and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

          21.     Headings.  Section headings used herein are for convenience of reference only, are not part of this letter agreement and shall not affect the construction of, or be taken into consideration in interpreting, this letter agreement.

          22.     Interpretation.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

[Signature Page Follows]

                    Please confirm your agreement with the foregoing by countersigning this letter agreement in the space provided below and returning to the undersigned a fully executed copy of this letter agreement.

VIROPHARMA INCORPORATED
By:	/s/ Vincent J. Milano
Name: Vincent J. Milano Title: Chief Executive Officer

Accepted and Agreed
as of the date set forth above:

SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED

By:       /s/ Michael Garry
Name: Michael Garry
Title:    Director

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
  Item 9. Exhibits
SIGNATURE
  ANNEX A
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY
SPHIL 'S DESIGNEES TO THE BOARD
GENERAL INFORMATION CONCERNING VIROPHARMA
CURRENT BOARD AND MANAGEMENT
CORPORATE GOVERNANCE
DIRECTOR COMPENSATION TABLE
COMPENSATION DISCUSSION AND ANALYSIS
REPORT OF THE COMPENSATION COMMITTEE
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
EXECUTIVE COMPENSATION
REPORT OF THE AUDIT COMMITTEE
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  ANNEX B
  ANNEX C
  ANNEX D